   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER   , 1995



                                                               FILE NO. 33-61599


                                                               FILE NO. 811-7337

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

        FORM S-6 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                         PRE-EFFECTIVE AMENDMENT NO. 1


                            ------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                       PROTECTIVE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2801 Highway 280 South
                           Birmingham, Alabama 35223
              (Address of Depositor's Principal Executive Offices)

                                    COPY TO:

      Lizabeth R. Nichols, Esquire               Stephen E. Roth, Esquire
         2801 Highway 280 South                Sutherland, Asbill & Brennan
       Birmingham, Alabama 35223              1275 Pennsylvania Avenue, N.W.
       (Name and Address of Agent              Washington, D.C. 20004-2404
        for Service of Process)

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the registration statement.


    Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant has elected to register an indefinite amount of securities being offered. The filing fee of $500 was paid with the initial filing.


    The registrant hereby amends this registration statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                       REGISTRATION STATEMENT ON FORM S-6
                             CROSS-REFERENCE SHEET


   FORM N-8B-2
     ITEM NO.       CAPTION IN PROSPECTUS
------------------  -------------------------------------------------------------------------------------------
         1          Cover Page
         2          Cover Page
         3          Inapplicable
         4          Sale of the Policies
         5          Protective Variable Life Separate Account
         6          Protective Variable Life Separate Account
         7          Inapplicable
         8          Inapplicable
         9          Legal Matters
        10(a)       The Policy
        10(b)       The Policy
        10(c)       Surrender Privilege; Withdrawal Privilege; Policy Loans; Payment Options
        10(d)       Cancellation Privilege; Special Transfer Privilege; Exchange Privilege; Withdrawal
                    Privilege; Policy Loans; Payment Options
        10(e)       Policy Lapse and Reinstatement
        10(f)       Voting Rights
        10(g),(h)   Other Investors in the Funds; Addition, Deletion and Substitution of Investments; Voting
                    Rights; Purchasing a Policy; Changes in the Policy or Benefits
        10(i)       Other Policy Benefits and Provisions; Death Benefit Proceeds; Payment Options; The Fixed
                    Account; Maturity Benefits; Limits on the Right to Contest the Policy; Suspension or Delay
                    of Payments; Arbitration; Supplemental Benefits and/or Riders; Tax Considerations
        11          The Funds
        12          The Funds
        13          Charges and Deductions; Sale of the Policies; Illustrations of Policy Values, Surrender
                    Values, Death Benefits and Accumulated Premiums
        14          Purchasing a Policy; Cancellation Privilege; Premium Payments; Net Premium Allocations;
        15          Purchasing a Policy; Cancellation Privilege; Premium Payments; Net Premium Allocations;
        16          The Funds
        17          Captions referenced under Items 10(c), (d), and (e) above
        18          Protective Variable Life Separate Account; The Funds; Calculation of Policy Values; Tax
                    Considerations
        19          Voting Rights; Reports to Policy Owners; Sale of the Policies
        20          Captions referenced under Items 6 and 10(g) above
        21          Policy Loans
        22          Protective Variable Life Separate Account; Financial Statements

   FORM N-8B-2
     ITEM NO.       CAPTION IN PROSPECTUS
------------------  -------------------------------------------------------------------------------------------
        23          Inapplicable
        24          Protective Life Directors and Executive Officers; State Regulation
        25          Protective Life Insurance Company
        26          Charges and Deductions
        27          Protective Life Insurance Company
        28          Protective Life Directors and Executive Officers
        29          Protective Life Insurance Company
        30          Inapplicable
        31          Inapplicable
        32          Inapplicable
        33          Inapplicable
        34          Sale of the Policies
        35          Protective Life Insurance Company
        36          Inapplicable
        37          Inapplicable
        38          Sale of the Policies
        39          Sale of the Policies
        40          Sale of the Policies
        41(a)       Sale of the Policies
        42          Inapplicable
        43          Inapplicable
        44(a)       Calculation of Policy Values; Premium Payments; Charges and Deductions
        44(b)       Charges and Deductions
        44(c)       Charges and Deductions
        45          Inapplicable
        46          Calculation of Policy Values; Surrender Privilege; Withdrawal Privilege; Charges and
                    Deductions; Illustrations of Policy Values, Surrender Values, Death Benefits and
                    Accumulated Premiums
        47          Inapplicable
        48          Inapplicable
        49          Inapplicable
        50          Inapplicable
        51          Summary and Diagram of the Policy; The Policy; Policy Benefits
        52          Addition, Deletion and Substitution of Investments
        53          Tax Considerations
        54          Inapplicable
        55          Inapplicable
        56          Inapplicable
        57          Inapplicable
        58          Inapplicable
        59          Financial Statements

                                   PROSPECTUS

      INDIVIDUAL FLEXIBLE PREMIUM VARIABLE AND FIXED LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

                  Issued by: PROTECTIVE LIFE INSURANCE COMPANY
                             2801 Highway 280 South
                           Birmingham, Alabama 35223
                            Telephone (800) 866-3555
--------------------------------------------------------------------------------


    This prospectus describes an individual flexible premium variable and fixed life insurance policy (the "Policy") offered by Protective Life Insurance Company ("Protective Life"). The Policy is designed to provide insurance protection on the life of the Insured named in the Policy, and at the same time provide the Owner with the flexibility to vary the amount and timing of premium payments and, within certain limits, to change the amount of death benefits payable under the Policy. This flexibility permits the Owner to provide for changing insurance needs with a single insurance policy. This Policy may not be available in all jurisdictions.


    The Owner may, within limits, allocate Net Premium payments and Policy Value to one or more Sub-Accounts of the Protective Variable Life Separate Account (the "Variable Account") and Protective Life's general account (the "Fixed Account"). Discussions of values under the Policy in this prospectus generally relate only to the values allocated to the Variable Account. The assets of each Sub-Account of the Variable Account are invested in a corresponding investment portfolio (each, a "Fund") of Protective Investment Company. These Funds are:

Protective Growth and Income Fund     Protective Select Equity Fund
Protective International Equity Fund  Protective Small Cap Equity Fund
Protective Global Income Fund         Protective Money Market Fund
                    Protective Capital Growth Fund

    The Prospectus for the Funds describes the investment objective(s) and risks of investing in the Sub-Account corresponding to each. The Owner bears the entire investment risk for Policy Value allocated to a Sub-Account. Consequently, except as to Policy Value allocated to the Fixed Account, the Policy has no guaranteed minimum Surrender Value.

    It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or convert it to a Policy that provides benefits that do not vary with the investment results of a separate account by exercising the Special Transfer Right.


    POLICIES (OTHER THAN POLICIES ISSUED IN TENNESSEE) INCLUDE AN ARBITRATION PROVISION THAT MANDATES RESOLUTION OF ALL DISPUTES ARISING UNDER THE POLICY THROUGH BINDING ARBITRATION. THIS PROVISION IS INTENDED TO RESTRICT AN OWNER'S ABILITY TO LITIGATE SUCH DISPUTES. SEE "ARBITRATION".


    Please read this Prospectus and the prospectus for the Funds carefully and retain both for future reference. This Prospectus must be accompanied or preceded by the current prospectus for the Funds.

    AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               December __, 1995

                              PROSPECTUS CONTENTS


                                                                                                                PAGE
                                                                                                                -----
DEFINITIONS OF TERMS.......................................................................................           6
SUMMARY AND DIAGRAM OF THE POLICY..........................................................................           8
GENERAL INFORMATION ABOUT PROTECTIVE LIFE, THE VARIABLE ACCOUNT AND THE FUNDS..............................          11
  Protective Life Insurance Company........................................................................          11
  Protective Variable Life Separate Account................................................................          11
  The Funds................................................................................................          11
  Other Investors in the Funds.............................................................................          12
  Addition, Deletion or Substitution of Investments........................................................          13
  Voting Rights............................................................................................          13
THE POLICY.................................................................................................          14
  Purchasing a Policy......................................................................................          14
  Cancellation Privilege...................................................................................          15
  Premium Payments.........................................................................................          15
    - Minimum Initial Premium Payment......................................................................          15
    - Planned Periodic Premium Payments....................................................................          15
    - Unscheduled Premium Payments.........................................................................          15
    - Premium Payment Limitations..........................................................................          15
    - No-Lapse Guarantee...................................................................................          16
    - Premium Payments Upon Increase in Face Amount........................................................          16
  Net Premium Allocations..................................................................................          16
  Policy Lapse and Reinstatement...........................................................................          17
    - Lapse................................................................................................          17
    - Reinstatement........................................................................................          17
  Special Transfer Privilege...............................................................................          17
CALCULATION OF POLICY VALUES...............................................................................          17
  Variable Account Value...................................................................................          17
    - Determination of Units...............................................................................          18
    - Determination of Unit Value..........................................................................          18
    - Net Investment Factor................................................................................          18
  Fixed Account Value......................................................................................          18
POLICY BENEFITS............................................................................................          18
  Transfers of Policy Values...............................................................................          18
    - General..............................................................................................          18
    - Telephone Transfers..................................................................................          19
    - Reservation of Rights................................................................................          19
    - Dollar Cost Averaging................................................................................          19
  Surrender Privilege......................................................................................          19
  Withdrawal Privilege.....................................................................................          20
  Policy Loans.............................................................................................          20
    - General..............................................................................................          20
    - Loan Collateral......................................................................................          20
    - Loan Repayment.......................................................................................          21
    - Interest.............................................................................................          21
    - Non-Payment of Policy Loan...........................................................................          21
    - Effect of a Policy Loan..............................................................................          21
  Maturity Benefits........................................................................................          21
  Death Benefit Proceeds...................................................................................          22
    - Calculation of Death Benefit Proceeds................................................................          22
    - Death Benefit Options................................................................................          22
    - Changing the Death Benefit Option....................................................................          22

                                                                                                                PAGE
                                                                                                                -----
    - Changing the Face Amount.............................................................................          23
  Payment Options..........................................................................................          23
    - Minimum Amounts......................................................................................          24
    - Other Requirements...................................................................................          24
THE FIXED ACCOUNT..........................................................................................          24
  The Fixed Account........................................................................................          24
  Interest Credited on Fixed Account Value.................................................................          25
  Payments from the Fixed Account..........................................................................          25
CHARGES AND DEDUCTIONS.....................................................................................          25
  Premium Expense Charges..................................................................................          25
    - Sales Charge.........................................................................................          25
    - Federal Tax Charge...................................................................................          25
    - Other Taxes..........................................................................................          25
    - Premium Tax Charge...................................................................................          26
  Monthly Deduction........................................................................................          26
    - Cost of Insurance Charge.............................................................................          26
    - Legal Considerations Relating to Sex--Distinct Premium Payments and Benefits.........................          27
    - Monthly Administration Fee...........................................................................          27
    - Supplemental Benefit and/or Rider Charges............................................................          28
  Daily Mortality and Expense Risk Charge..................................................................          28
  Transfer Fee.............................................................................................          28
  Surrender Charge (Contingent Deferred Sales Charges).....................................................          28
  Withdrawal Charge........................................................................................          29
  Fund Expenses............................................................................................          29
EXCHANGE PRIVILEGE.........................................................................................          30
  Effect of the Exchange Offer.............................................................................          31
    - Tax Considerations...................................................................................          32
    - Sales Commissions....................................................................................          32
ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES, DEATH BENEFITS AND ACCUMULATED
 PREMIUMS..................................................................................................          32
OTHER POLICY BENEFITS AND PROVISIONS.......................................................................          42
  Limits on Rights to Contest the Policy...................................................................          42
    - Incontestability.....................................................................................          42
    - Suicide Exclusion....................................................................................          42
  Changes in the Policy or Benefits........................................................................          42
    - Misstatement of Age or Sex...........................................................................          42
    - Other Changes........................................................................................          42
  Suspension or Delay of Payments..........................................................................          42
  Reports to Policy Owners.................................................................................          42
  Assignment...............................................................................................          42
  Arbitration..............................................................................................          43
  Supplemental Benefits and/or Riders......................................................................          43
    - Children's Term Life Insurance Rider.................................................................          43
    - Accidental Death Benefit Rider.......................................................................          43
    - Disability Benefit Rider.............................................................................          43
    - Guaranteed Insurability Rider........................................................................          43
    - Protected Insurability Benefit Rider.................................................................          43
  Reinsurance..............................................................................................          43
USES OF THE POLICY.........................................................................................          44
TAX CONSIDERATIONS.........................................................................................          44
  Introduction.............................................................................................          44

                                                                                                                PAGE
                                                                                                                -----
  Tax Status of Protective Life............................................................................          44
  Taxation of Life Insurance Policies......................................................................          45
    - Tax Status of the Policy.............................................................................          45
     -- Diversification Requirements.......................................................................          45
     -- Ownership Treatment................................................................................          45
    - Tax Treatment of Life Insurance Death Benefit Proceeds...............................................          46
    - Tax Deferral During Accumulation Period..............................................................          46
  Policies Which Are Not MEC's.............................................................................          46
     -- Tax Treatment of Withdrawals Generally.............................................................          46
     -- Certain Distributions Required by the Tax Law in the First 15 Policy Years.........................          46
     -- Tax Treatment of Loans.............................................................................          46
  Policies Which Are MEC's.................................................................................          47
     -- Characterization of a Policy as a MEC..............................................................          47
     -- Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs............................          47
     -- Penalty Tax........................................................................................          47
     -- Aggregation of Policies............................................................................          47
    - Treatment of Maturity Benefits and Extension of Maturity Date........................................          48
    - Actions to Ensure Compliance with the Tax Law........................................................          48
    - Other Considerations.................................................................................          48
  Federal Income Tax Withholding...........................................................................          48
OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE...................................................          48
  Sale of the Policies.....................................................................................          48
  Protective Life Directors and Executive Officers.........................................................          49
  State Regulation.........................................................................................          50
  Additional Information...................................................................................          50
  Experts..................................................................................................          50
  Legal Matters............................................................................................          51
  Financial Statements.....................................................................................          51
APPENDICES
  A-Examples of Death Benefit Options......................................................................         A-1


    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF THE FUNDS, OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS.

                              DEFINITIONS OF TERMS

ATTAINED AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.


BENEFICIARY -- The person to whom the Death Benefit Proceeds are paid upon the death of the Insured. Primary, contingent, and irrevocable Beneficiaries may be named.



CANCELLATION PERIOD -- Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.


CASH VALUE -- Policy Value minus any applicable Surrender Charge.


CODE -- The Internal Revenue Code of 1986, as amended.


DEATH BENEFIT -- The amount payable to the Beneficiary under a Death Benefit Option before adjustments if the Insured dies while the Policy is in force.

DEATH BENEFIT OPTION -- One of two options that an Owner may select for the computation of Death Benefit Proceeds. Face Amount (Option 1), or Face Amount Plus Policy Value (Option 2).


DEATH BENEFIT PROCEEDS -- The amount payable to the Beneficiary if the Insured dies while the Policy is in force and is equal to the Death Benefit plus any death benefit under any rider to the Policy less any Policy Debt less unpaid monthly deductions if the Insured dies during a grace period.


FACE AMOUNT -- A dollar amount selected by the Owner and shown in the Policy.


FIXED ACCOUNT -- Part of Protective Life's General Account to which Policy Value may be transferred or Net Premiums allocated under a Policy.


FIXED ACCOUNT VALUE -- The Policy Value in the Fixed Account.

FUND -- An investment portfolio of Protective Investment Company or any other open-end management investment company or unit investment trust in which a Sub-Account invests.

GENERAL ACCOUNT -- Protective Life's assets other than those allocated to the Variable Account or another separate account.

HOME OFFICE -- 2801 Highway 280 South, Birmingham, Alabama 35223.

INITIAL FACE AMOUNT -- The Face Amount on the Policy Effective Date.

INSURED -- The person whose life is covered by the Policy.

ISSUE AGE -- The Insured's age as of the nearest birthday on the Policy Effective Date.

ISSUE DATE -- The date the Policy is issued. The Issue Date may be a later date than the Policy Effective Date if the initial premium payment is received at the Home Office before the Issue Date.


LAPSE -- Termination of the Policy at the expiration of the grace period while the Insured is still living.


LOAN ACCOUNT -- An account within Protective Life's general account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.

LOAN ACCOUNT VALUE -- The Policy Value in the Loan Account.


MATURITY DATE -- The date shown in the Policy on which the Owner(s) will be paid the Surrender Value, if any, provided the Insured is still living. It is the Policy Anniversary nearest the Insured's 95th birthday. The Maturity Date may be changed provided it is not less than 20 years from the Policy Effective Date.


MINIMUM MONTHLY PREMIUM -- For Policies issued on Insured's Issue Age below 70, the minimum amount of premium payments that must be paid in order for the No-Lapse Guarantee to remain in effect.


MONTHLY ANNIVERSARY DAY -- The same day as the Policy Effective Date.



NET AMOUNT AT RISK -- As of any Monthly Anniversary Day, the Death Benefit under the Policy (discounted for the upcoming Policy month) less the Policy Value (before deduction of the monthly administration fee and monthly supplemental and/or rider benefit charges on that day).



NET ASSET VALUE PER SHARE -- The value per share of any Fund as computed on any Valuation Day.



NET PREMIUM -- A premium payment minus the applicable Premium expense charges.



OWNER, YOU, YOUR -- The person(s) who owns a Policy.


PLANNED PERIODIC PREMIUM PAYMENT -- The premium determined by the Owner as a level amount that he or she (or they) plan to pay at fixed intervals over a specified period of time.

POLICY ANNIVERSARY -- The same day in each Policy Year as the Policy Effective Date.

POLICY DEBT -- The sum of all outstanding policy loans plus accrued interest.


POLICY EFFECTIVE DATE -- The date shown in the Policy as of which coverage under the Policy begins. Policy Years are measured from the Policy Effective Date. The Policy Effective Date is never the 29th, 30th, or 31st of a month.


POLICY VALUE -- The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.

POLICY YEAR -- Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

PREMIUM PAYMENT(S) OR PREMIUMS -- Payments made by the Owner(s) to purchase the Policy.


PROTECTIVE LIFE, WE, US, OUR, COMPANY -- Protective Life Insurance Company.


SUB-ACCOUNT -- A separate division of the Variable Account established to invest in a particular Fund.

SUB-ACCOUNT VALUE -- The Policy Value in a Sub-Account.

SURRENDER VALUE -- The Cash Value minus any outstanding Policy Debt.

UNIT -- A unit of measurement used to calculate Sub-Account Values.

UNSCHEDULED PREMIUM PAYMENT -- Any Premium Payment other than a Planned Periodic Premium Payment.

VALUATION DAY -- Each day the New York Stock Exchange is open for business except federal and other holidays and days when Protective Life is not open for business.

VALUATION PERIOD -- The period commencing with the close of regular trading on the New York Stock Exchange on any valuation day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.

VARIABLE ACCOUNT -- Protective Variable Life Separate Account, a separate investment account of Protective Life into which Net Premiums may be allocated.

VARIABLE ACCOUNT VALUE -- The sum of all Sub-Account Values.

WITHDRAWAL -- A withdrawal by the Owner of an amount of Cash Value that is less than the Surrender Value.

WRITTEN NOTICE -- A written notice or request that is received by Protective Life at the Home Office.

                       SUMMARY AND DIAGRAM OF THE POLICY

    THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION AND DIAGRAM OF THE POLICY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THERE IS NO OUTSTANDING POLICY DEBT.

    The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, the Owner of a Policy makes premium payments for insurance coverage on the person insured. Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate Premium Payments made.


    However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Policy Value will increase or decrease to reflect the investment performance of any Sub-Accounts to which Policy Value is allocated. Also, unless the entire Policy Value is allocated to the Fixed Account, there is no guaranteed minimum Surrender Value. If Policy Value is insufficient to pay charges due, then, after a grace period, the Policy will lapse without value. See "Policy Lapse and Reinstatement". However, Protective Life guarantees that the Policy will remain in force during the first ten Policy Years (for Insureds Issue Age 0 through 64) or the first five Policy Years (for Insureds Issue Age 65 through 69) as long as certain requirements related to the Minimum Monthly Premium have been met. See "Premium Payments -- No-Lapse Guarantee," and "Policy Loans". If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax. See "Tax Considerations".


    The most important features of the Policy, such as charges, cash benefits, death benefits, and calculation of Policy values, are summarized in the diagram on the following pages.

    PURPOSE OF THE POLICY. The Policy is designed to be a long-term investment providing insurance benefits. A prospective Owner should evaluate the Policy in conjunction with other insurance policies he or she may own, as well as their need for insurance and the Policy's long-term investment potential. It may not be advantageous to replace existing insurance coverage with the Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations (see below).


    POLICY BENEFITS. Two Death Benefit options are available under the Policy: a level death benefit ("Option 1") and a variable death benefit ("Option 2"). Protective Life guarantees that the Death Benefit Proceeds will never be less than the Face Amount of insurance (less any outstanding Policy Debt and past due charges) as long as sufficient premiums are paid to keep the Policy in force. The Policy provides for a Surrender Value that can be obtained by surrendering the Policy. The Policy also permits loans and withdrawals, within limits.


    ILLUSTRATIONS. Illustrations in this prospectus or used in connection with the purchase of a Policy are based on HYPOTHETICAL rates of return. THESE RATES ARE NOT GUARANTEED. They are illustrative only and SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.


    TAX CONSIDERATIONS. Protective Life intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal
Revenue Code of 1986, as amended. A Policy may be a "modified endowment contract" under federal tax law depending upon the amount of Premium Payments made in relation to the Death Benefit provided under the Policy. Protective Life will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations".

    CANCELLATION PRIVILEGE AND SPECIAL TRANSFER RIGHT. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a refund. (See "Cancellation Privilege"). In certain states, until the end of this "Cancellation Period," Protective Life reserves the right to allocate Net Premium payments to the Sub-Account investing in the Protective Money Market Fund. (See "Net Premium Allocations"). At any time within 24 Policy months after the Issue Date, you may transfer the entire Variable Account Value to the Fixed Account without payment of any transfer fee and without the transfer counting as one of the 12 transfers per Policy Year that may be made without incurring a transfer fee. Such a transfer will result in future Net Premium Payments being allocated to the Fixed Account and effectively "converts" the Policy into a policy that provides fixed (non-variable) benefits. See "Special Transfer Privilege".


    OWNER  INQUIRIES.    If  you  have any  questions,  you  may  write  or call
Protective Life's Home Office at 2801 Highway 280 South, Birmingham, Alabama 35223, 1-800-866-3555.


                               DIAGRAM OF POLICY

                                 PREMIUM PAYMENTS

  - You select a payment plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency and can skip planned premium payments. See page 15 for rules and limits.

  - The Policy's minimum initial premium payment and planned premium payment depend on the Insured's age, sex and underwriting class, Face Amount selected, and any supplemental benefits and/or riders.

  - Unscheduled premium payments may be made, within limits. See page 15.

                         DEDUCTIONS FROM PREMIUM PAYMENTS

  - For sales charge (2.75% of each premium payment in Policy Years 1 through 10; 0.75% of each premium payment in Policy Years 11 and thereafter). See page 25.

  - For federal taxes (1.25% of each premium payment in all Policy Years). See page 25.

  - For state and local premium taxes (2.25% of each premium payment). See page 26.

                               NET PREMIUM PAYMENTS

  - You direct the allocation of Net Premium payments among seven Sub-Accounts and the Fixed Account. See page 16 for rules and limits on Net Premium payment allocations.

  - The Sub-Accounts invest in corresponding Funds. See page 11. Funds available are:

Protective Growth and Income Fund            Protective Select Equity Fund
Protective International Equity Fund         Protective Small Cap Equity Fund
Protective Global Income Fund                Protective Money Market Fund
                         Protective Capital Growth Fund



  - Interest is credited on amounts allocated to the Fixed Account at a minimum guaranteed rate of 4%. See page 24 for rules and limits on Fixed Account allocations.

                           DEDUCTIONS FROM POLICY VALUE
  - Monthly Deduction for cost of insurance, administration fees, and charges for any supplemental and/or rider benefits. Administration fees are currently $31.00 per month the first Policy Year and $6.00 per month thereafter, plus for the 12 Policy months following an increase in Face Amount, a charge based on the increase. See pages 26 through 27.

                              DEDUCTIONS FROM ASSETS
  - Daily charge at an annual rate of 0.90% from the Sub-Accounts for mortality and expense risks. See page 28. This charge is not deducted from Fixed Account Value.

  - Investment advisory fees and fund operating expenses are also deducted from the assets of each Fund. See page 29.

                                   POLICY VALUE
  - Is equal to Net Premiums, as adjusted each Valuation Day to reflect Sub-Account investment experience, interest credited on Fixed Account Value, charges deducted and other Policy transactions (such as transfers and withdrawals). See page 17.

  - Varies from day to day. There is no minimum guaranteed Policy Value. The Policy may lapse if the Policy Value is insufficient to cover a Monthly Deduction due. See pages 16 and 17.

  - Can be transferred between and among the Sub-Accounts and the Fixed Account. A transfer fee may apply if more than 12 transfers are made in a Policy Year. See page 18 for rules and limits. Policy loans reduce the amount available for allocations and transfers.

  - Is the starting point for calculating certain values under a Policy, such as the Cash Value, Surrender Value, and the Death Benefit used to determine Death Benefit Proceeds.

                               CASH BENEFITS
- Loans may be taken for amounts up to 90% of Surrender Value, at an effective annual interest rate of 6.0% during the first 10 Policy Years and 4.0% thereafter. See page 20 for rules and limits.

- Withdrawals generally can be made provided there is sufficient remaining Surrender Value. A withdrawal charge of the lesser of $25 or 2% of the withdrawal amount requested will apply. See page 20 for rules and limits.

- The Policy may be surrendered in full at any time for its Surrender Value. A declining deferred sales charge of up to 27% of premium payments made in the first Policy Year (or 27% of a "SEC guideline annual premium," if less) is assessed on surrenders during the first 14 Policy Years. See page 28.

- Payment options are available. See page 24.

                              DEATH BENEFITS
- Available as lump sum or under a variety of payment options.

- For most Policies, the minimum Face Amount of $50,000.

- Two Death Benefit options available: Option 1, equal to the Face Amount, and Option 2, equal to the Face Amount plus Policy Value. See page 22.

- Flexibility to change the Death Benefit option and Face Amount. See page 23 for rules and limits.

- Supplemental benefits and/or riders may be available. See page 43.

                   GENERAL INFORMATION ABOUT PROTECTIVE LIFE,
                       THE VARIABLE ACCOUNT AND THE FUNDS

PROTECTIVE LIFE INSURANCE COMPANY

    Protective Life is a Tennessee stock life insurance company. Founded in 1907, Protective Life offers individual life and health insurance, annuities, group life and health insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1994, Protective Life had total assets of approximately $6.1 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had assets of approximately $6.1 billion at December 31, 1994.

PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT


    Protective Variable Life Separate Account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 22, 1995. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies of practices or the Variable Account.


    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's General Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which always are at least equal to the aggregate Surrender Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.

    The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. The Variable Account currently has seven Sub-Accounts: Growth and Income Sub-Account, International Equity Sub-Account, Global Income Sub-Account, Select Equity Sub-Account, Small Cap Equity Sub-Account, Money Market Sub-Account and Capital Growth Sub-Account. The assets of each Sub-Account are invested exclusively in shares of a corresponding Fund. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.

THE FUNDS

    Each Sub-Account invests in shares of Protective Investment Company ("PIC"), a "series" type of investment company registered with the SEC as an open-end management investment company. PIC currently issues seven classes or "series" of stock, each of which represents an interest in a separate investment portfolio or Fund. New Funds, which may or may not be available as investments under the Policies, may be established in the future. Each Fund has its own investment objective(s) and the income and losses of each are determined separately. The investment objective(s) of the Funds are briefly summarized below.

        PROTECTIVE GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/ or dividend paying ability.

        PROTECTIVE INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objective by investing, primarily in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

        PROTECTIVE GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

        PROTECTIVE SELECT EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques that seek to maximize the Fund's reward to risk ratio.

        PROTECTIVE SMALL CAP EQUITY FUND. This Fund seeks long-term capital growth. This Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.

        PROTECTIVE MONEY MARKET FUND. This Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THE FUND CANNOT ASSURE THAT IT WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1 PER SHARE.

        PROTECTIVE CAPITAL GROWTH FUND. This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities having long-term capital appreciation potential.

    THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL
BE ACHIEVED.

    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS ATTENDANT TO INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUS FOR THE FUNDS WHICH ACCOMPANIES THIS PROSPECTUS AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR THE FUNDS. THE FUNDS' PROSPECTUS SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF NET PREMIUMS OR TRANSFERS AMONG THE SUB-ACCOUNTS.

OTHER INVESTORS IN THE FUNDS

    PIC currently sells shares only to the Variable Account, Protective Variable Annuity Separate Account, and directly to Protective Life. PIC may in the future sell shares to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance contracts. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Code. Protective Life currently does not foresee any disadvantages to Owners that would arise from the sale of shares to separate accounts supporting its variable annuity contracts or those of its affiliates, or from the possible sale of shares to separate accounts of its affiliates supporting variable life insurance contracts or from the possible sale of shares to retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might arise from the sale of shares to separate accounts supporting variable annuity contracts or that might possibly arise if such shares were also offered to support variable life insurance contracts of its affiliates or to retirement plans. In event of such a conflict, the board of directors of PIC would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that the PIC's response to any such conflicts insufficiently protects Owners, it will take appropriate action on its own, including withdrawing the Variable Account's investment in the Funds. (See the prospectus for the Funds for more detail.)

    Investment Distributors Advisory Services, Inc. ("IDASI") serves as the investment manager of the Funds. IDASI, in turn, has retained Goldman Sachs Asset Management as the investment adviser of Protective Money Market Fund, Protective Select Equity Fund, Protective Capital Growth Fund, Protective Small Cap Equity Fund, and Protective Growth and Income Fund. IDASI has retained Goldman Sachs Asset Management International as the investment adviser of Protective International Equity Fund and Protective Global Income Fund. Goldman Sachs Asset Management is a separate operating division of Goldman, Sachs & Co. and Goldman Sachs Asset Management International is an affiliate of Goldman, Sachs & Co.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another Fund. Protective Life will not substitute any shares attributable to a Policy's interest in the Variable Account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Ac-count, each of which would invest in shares corresponding to a one of the Funds or another Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) on a basis to be determined by Protective Life.

    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

VOTING RIGHTS

    Protective Life is the legal owner of Fund shares held by the Sub-Accounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of PIC or the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. Should the 1940 Act or any regulation thereunder be amended, or should the current interpretation thereof change, or Protective Life determines that it is permitted to vote such shares in its own right, it may elect to do so.

    Protective Life will send Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

    The number of votes attributable to a Sub-Account for an Owner is determined by applying the Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which Variable Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is determined as of the date coincident with the date established by PIC for determining shareholders eligible to vote at the relevant meeting of each Fund.

    Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. Voting instructions to abstain on any item are applied to reduce the votes eligible to be cast on that item.

    Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

                                   THE POLICY

PURCHASING A POLICY

    To purchase a Policy, a prospective Owner must submit a completed application (which We must approve) and an initial Premium Payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. ("IDI"). The initial Premium Payment must be an amount at least equal to the minimum required. See "Premium Payments," below. Protective Life requires satisfactory evidence of the Insured's insurability, which may include a medical examination of the Insured. Generally, Protective Life will issue a Policy covering an Insured up to age 75 if evidence of insurability satisfies Protective Life's underwriting rules. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life reserves the right to reject an application for any reason. With the consent of the Owner, a Policy may be issued on a basis other than that applied for (I.E., on the basis of a revised application). A POLICY IS ISSUED AFTER PROTECTIVE LIFE APPROVES THE APPLICATION AND RECEIVES THE MINIMUM INITIAL PREMIUM PAYMENT.

    Insurance coverage under a Policy begins on the Policy Effective Date which generally is also the Issue Date. If however, the initial Premium Payment is submitted with the application and the Policy is issued as applied for in the application, the Policy Effective Date is the later of the date that the application is signed or any required medical examination is completed. Temporary life insurance coverage also may be provided under the terms of a temporary insurance agreement. In accordance with the terms of the temporary life insurance agreement, temporary life insurance coverage may not exceed $250,000 and may not be in effect for more than 90 days.

    In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application. Charges for the Monthly Deduction for the backdated period are deducted as of the new Policy Effective Date.

    The Owner of the Policy may exercise all rights provided under the Policy. The Insured is the Owner, unless a different person is named as Owner in the application. By Written Notice while the Insured is living, the Owner may name a Contingent Owner or a new Owner. If the application names more than one person as Owner, they are joint Owners. In this event, the exercise of any right under the Policy (such as transfers of Policy Values) requires the authorization of all Owners. Unless the Owner provides otherwise, in the event of one joint Owner's death, ownership passes to any surviving joint Owner(s). Unless a contingent Owner has been named, ownership of the Policy passes to the estate of the last surviving Owner upon his or her death. A change in Owner may have tax consequences. See "Tax Considerations".


CANCELLATION PRIVILEGE


    You may cancel your Policy for a refund during the Cancellation Period by returning it to Our Home Office or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in your Policy. In most states it expires at the latest of (1) ten days after you receive your Policy, (2) 45 days after you sign your application, or (3) 10 days after Protective Life mails or delivers a Notice of Right of Withdrawal. Return of the Policy by mail is effective upon receipt by Us. We will treat the Policy as if it had never been issued. Within seven calendar days after receiving the returned Policy, Protective Life will refund (i) the difference between premiums paid and amounts allocated to the Fixed Account or the Variable Account, plus
(ii) Fixed Account Value determined as of the date the returned Policy is received, plus (iii) Variable Account Value determined as of the date the returned Policy is received. This amount may be more or less than the aggregate Premium Payments. In states where required, Protective Life will refund Premium Payments.


PREMIUM PAYMENTS


    MINIMUM INITIAL PREMIUM PAYMENT. The minimum initial Premium Payment required depends on a number of factors, including the age, sex and rate class of the proposed Insured, the Initial Face Amount requested by the applicant, any supplemental benefits and/or riders requested by the applicant and the Planned Periodic Premium Payments that the applicant selects. See "Planned Periodic Premium Payments," below. Consult your sales representative for information about the Initial Premium required for the coverage you desire.



    PLANNED PERIODIC PREMIUMS PAYMENTS. In the application the Owner selects a plan for paying level Premium Payments at specified intervals (e.g., quarterly, semi-annually or annually) until the Maturity Date. At the Owner's election, Protective Life will also arrange for payment of Planned Periodic Premiums on a monthly basis (on any day except the 29th, 30th, or 31st of a month) under a pre-authorized payment arrangement. You are not required to pay Premium Payments in accordance with these plans; rather, you can pay more or less than planned or skip a Planned Periodic Premium Payment entirely. (See, however, "Policy Lapse and Reinstatement"). Subject to the limits described below, you can change the amount and frequency of Planned Periodic Premium Payments whenever you want by Written Notice to Us.


    Unless you have arranged to pay Planned Periodic Premium Payments by pre-authorized payment arrangement or have otherwise requested, you will be sent reminder notices for Planned Periodic Premium Payments.

    UNSCHEDULED PREMIUM PAYMENTS. Subject to the limitations described below, additional Unscheduled Premium Payments may be paid in any amount and at any time. By Written Notice, the Owner may specify that all Unscheduled Premium Payments are to be applied as repayments of Policy Debt, if any.

    PREMIUM PAYMENT LIMITATIONS. Premium Payments may be made by any method acceptable to Us. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life Insurance Company, and be dated prior to its receipt at the Home Office. No Premium Payments are accepted after a Policy's Maturity Date.


    Additional limitations apply to Premium Payments. Premium Payments must be at least $150 ($50 if paid monthly by a pre-authorized payment arrangement) and must be remitted to the Home Office. See "Net Premium Allocations," and "Tax Considerations". Protective Life also reserves the right to limit the amount of any Premium Payment. In addition, at any point in time aggregate Premium Payments made under a Policy may not exceed guideline premium payment limitations for life insurance policies set forth in the Code. Protective Life will immediately refund any portion of any Premium Payment that is determined to be in excess of the limits established by law to qualify a Policy as a contract for life insurance. Protective Life will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. See "Tax Considerations".



    "NO-LAPSE" GUARANTEE. Protective Life guarantees that a Policy will remain in force during the first ten Policy Years (if the Insured's Issue Age is 0 through 64) or during the first five Policy Years (if the Insured's Issue Age is 65 through 69), regardless of the Policy Value, if, for each month that the Policy has been in force since the Policy Effective Date, the total premiums paid less any withdrawals and Policy Debt is greater than or equal to the Minimum Monthly Premium (shown in the Policy) multiplied by the number of complete policy months since the Policy Effective Date, including the current policy month. The Minimum Monthly Premium payment is calculated for each Policy based on the age, sex and rate class of the Insured, the requested Face Amount and any supplemental benefits and/or riders. The "No-Lapse" Guarantee does not apply to Policies covering Insureds with an Issue Age of 70 or above. The Company will not notify you in the event the No-Lapse Guarantee is no longer in effect.


    If you increase your Policy's Face Amount while the "No-Lapse" Guarantee is in effect, Protective Life will NOT EXTEND the period of this guarantee. The guarantee is based on the initial Face Amount. However, upon an increase in Face Amount, Protective Life will recalculate the Minimum Monthly Premium, which will generally also increase. Protective Life will notify you of any increase in the Minimum Monthly Premium and will amend your Policy to reflect the change.


    PREMIUM PAYMENTS UPON INCREASE IN FACE AMOUNT. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional Premium Payment may be necessary or a change in the amount of Planned Periodic Premium Payments may be advisable. See "Death Benefit Proceeds". You will be notified if a premium payment is necessary or a change appropriate.


NET PREMIUM ALLOCATIONS


    Owners must indicate in the application how Net Premium Payments are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premium Payments. Owners may change the allocation instructions in effect at any time by Written Notice. Whole percentages must be used. The minimum percentage that may be allocated to any Sub-Account or to the Fixed Account is 10% of Net Premium Payments and the sum of allocations must add up to 100%.


    For   Policies  issued  in  states   where,  upon  cancellation  during  the
Cancellation Period, We return at least your Premium Payments, we reserve the right to allocate your initial Net Premium Payment (and any subsequent Net Premium Payments made during the Cancellation Period) to the Money Market Sub-Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Money Market Sub-Account and all Net Premium Payments will be allocated according to your allocation instructions then in effect.

    Planned Periodic Premium payments and unscheduled premium payments not requiring additional underwriting will be credited to the Policy and the Net Premium payments will be invested as requested on the Valuation Date they are received by the Home Office. However, any premium payment in connection with an increase in face amount will be allocated to the Money Market Sub-Account until underwriting has been completed. When approved, the Policy Value in the Money Market Sub-Account attributable to the resulting Net Premium payment will be credited to the Policy and allocated in accordance to your allocation instructions then in effect. If an additional premium payment is rejected, Protective Life will return the premium payment immediately, without any adjustment for investment experience.

    Unless designated by the Owner as a loan repayment, payments received from Owners (other than Planned Periodic Premium Payments) are treated as Unscheduled Premium Payments.

POLICY LAPSE AND REINSTATEMENT


    LAPSE. Unlike a conventional life insurance policy, failure to make Planned Periodic Premium Payments will not necessarily cause a Policy to lapse. Conversely, making all Planned Periodic Premium Payments will not necessarily prevent a Policy from lapsing. Rather, except when the "No-Lapse" Guarantee is in effect, whether a Policy lapses depends on whether its Policy Value is sufficient to cover the Monthly Deduction (See "Monthly Deduction") on the Monthly Anniversary Day.


    If the Policy Value on a Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date and the "No-Lapse" Guarantee is not in effect, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Policy Value or the Policy Value has decreased because you have not paid sufficient Net Premium Payments to offset prior Monthly Deductions.


    In the event of a Policy default, the Owner has a 61-day grace period to make a Net Premium Payment sufficient to cover the current and past-due Monthly Deductions. Protective Life will send to the Owner, at the last known address and the last known address of any assignee of record, notice of the Premium Payment required to prevent lapse. The grace period will begin when the notice is sent. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death as well as any unpaid Policy Debt. See "Death Benefit Proceeds". Unless the Premium Payment stated in the notice is paid before the grace period ends, the Policy will lapse.



    REINSTATEMENT. An Owner may reinstate a Policy within 5 years of its lapse provided that: (1) a request for reinstatement is made by Written Notice, (2) the Insured is still living, (3) the Maturity Date has not been reached, (4) the Owner pays Net Premiums equal to (a) all Monthly Deductions that were due but unpaid during the grace period, and (b) which are at least sufficient to keep the reinstated Policy in force for three months, (5) the Insured provides Protective Life with satisfactory evidence of insurability, (6) the Owner repays or reinstates any Policy Debt which existed at the end of the grace period; and
(7) the Policy has not been surrendered. The "Approval Date" of a reinstated Policy is the date that Protective Life approves the Owner's request for reinstatement and requirements 1-7 above have been met.


SPECIAL TRANSFER PRIVILEGE.


    During the first 24 policy months following the Policy Effective Date, the Owner may exercise a one-time Special Transfer Privilege by requesting that all Variable Account Value be transferred to the Fixed Account. Exercise of the Special Transfer Privilege does not count toward the 12 transfers that are permitted each Policy Year without imposition of a transfer fee, and is not subject to a transfer fee. Unless the Owner specifies otherwise, all subsequent Net Premium Payments are allocated to the Fixed Account after the exercise of the Special Transfer Privilege. Owners may, however, change this allocation by Subsequent Written Notice.


                          CALCULATION OF POLICY VALUES

VARIABLE ACCOUNT VALUE


    THE VARIABLE ACCOUNT VALUE REFLECTS THE INVESTMENT EXPERIENCE OF THE SUB-ACCOUNTS TO WHICH IT IS ALLOCATED, ANY PREMIUM PAYMENTS ALLOCATED TO THE SUB-ACCOUNTS, TRANSFERS IN OR OUT OF THE SUB-ACCOUNTS, OR ANY WITHDRAWALS OF VARIABLE ACCOUNT VALUE. THERE IS NO GUARANTEED MINIMUM VARIABLE ACCOUNT VALUE. A POLICY'S VARIABLE ACCOUNT VALUE THEREFORE DEPENDS UPON A NUMBER OF FACTORS. THE VARIABLE ACCOUNT VALUE FOR A POLICY AT ANY TIME IS THE SUM OF THE SUB-ACCOUNT VALUES FOR THE POLICY ON THE VALUATION DAY MOST RECENTLY COMPLETED.

    DETERMINATION OF UNITS. For each Sub-Account, the Net Premium Payment(s) or Policy Value transferred are converted into Units. The number of Units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the Unit for that Sub-Account for the Valuation Day on which the Net Premium Payment(s) or transferred amount is invested in the Sub-Account.
Therefore, Net Premium Payments allocated to or amounts transferred to a Sub-Account under a Policy increase the number of Units of that Sub-Account credited to the Policy.

    DETERMINATION OF UNIT VALUE. The Unit value for each Sub-Account was arbitrarily set at $10 when the Sub-Account began operations. Thereafter, the Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day times the net investment factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of Units attributable to the Policy in that Sub-Account by the Unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of a Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1) is the result of:


        a. the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus


        b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

        c. a per share charge or credit for any taxes reserved for, which is determined by Protective Life to have resulted from the operations of the Sub-Account.


(2) is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.


(3) is a daily factor representing the mortality and expense risk charge deducted from the Sub-Account adjusted for the number of days in the Valuation Period.

FIXED ACCOUNT VALUE


    The Fixed Account Value under a Policy at any time is equal to: (1) the Net Premium Payment(s) allocated to the Fixed Account, plus (2) amounts transferred to the Fixed Account, plus (3) interest credited to the Fixed Account, less (4) transfers from the Fixed Account (including any transfer fees deducted), less
(5) withdrawals from the Fixed Account (including any withdrawal charges deducted), less (6) surrender charges deducted in the event of a decrease in Face Amount, less (7) monthly deductions. See "The Fixed Account," for a discussion of how interest is credited to the Fixed Account.


                                POLICY BENEFITS

TRANSFERS OF POLICY VALUES


    GENERAL. Upon receipt of Written Notice at any time on or after the later of the following: (1) thirty days after the Policy Effective Date, or (2) six days after the expiration of the Cancellation Period, you may transfer the Fixed Account Value or any Policy Value in a Sub-Account to other Sub-Accounts or the Fixed Account, subject to certain restrictions. Transfers (including telephone transfers -- described below) are processed as of the date a request is received at the Home Office. Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See "Suspension or Delay of Payments". The minimum amount that may be transferred is the lesser of $100 or the entire Policy value in any Sub-Account or the Fixed Account from which the transfer is made. If, after the transfer, the Policy Value remaining in a Sub-Account(s) or the Fixed Account would be less than $100, Protective Life reserves the right to transfer the entire amount instead of the requested amount. The maximum amount which may be transferred from the Fixed Account in any Policy Year is the greater of (1) $2500, or (2) 25% of the Fixed Account Value. We reserve the right to limit transfers to 12 per Policy Year. For each additional transfer over 12 in any Policy Year, We reserve the right to charge a transfer fee. The transfer fee, if any, is deducted from the amount being transferred. See "Transfer Fee".


    TELEPHONE  TRANSFERS.   Transfers  may be  made  upon instructions  given by
telephone, provided the appropriate election has been made on the application or written authorization is provided.

    We will send you a confirmation of all instructions communicated by telephone to determine if they are genuine. For telephone transfers we require a form of personal identification prior to acting on instructions received by telephone. We also make a tape-recording of the instructions given by telephone. If we follow these procedures we are not liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to suspend telephone transfer privileges at any time for any class of Policies.

    RESERVATION OF RIGHTS. We reserve the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges (including telephone transfers) at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies.

    DOLLAR-COST AVERAGING. If you elect at the time of application or at any time thereafter by written notice to Protective Life, you may systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from the Fixed Account to any of the Sub-Account(s). This is known as the dollar-cost averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in Sub-Account Unit Values. Protective Life, however, makes no guarantee that the dollar-cost averaging method will result in a profit or protect against loss.

    To elect dollar-cost averaging, Fixed Account Value must be at least $5,000 at the time of election. Automatic transfers for dollar-cost averaging are subject to all transfer restrictions other than the maximum transfer amount from the Fixed Account restriction. You may elect dollar cost averaging for periods of at least 12 months but no longer than 48 months. At least $100 must be transferred each month or $300 each quarter. Dollar-cost averaging transfers may commence on any day of the month that you request following six days after the end of the Cancellation Period, except the 29th, 30th, or 31st.

    Once elected, Protective Life will continue to process dollar-cost averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, or (2) the Fixed Account Value is depleted, (3) the Owner, by Written Notice, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under a dollar-cost averaging election.

    Automatic transfers made to facilitate dollar-cost averaging will not count toward the 12 transfers permitted each Policy Year if Protective Life elects to limit the number of transfers or impose the transfer fee. Protective Life reserves the right to discontinue offering automatic dollar-cost averaging transfers upon 30 days' written notice to the Owner.

SURRENDER PRIVILEGE


    At any time prior to the Maturity Date while the Insured is still living, You may surrender your Policy for its Surrender Value. Surrender Value is determined as of the Valuation Day on or next following the day Written Notice requesting the surrender, the Policy and any other required documents are received by Protective Life. A Surrender Charge may apply. See "Surrender Charges". The

Surrender Value is paid in a lump sum unless the Owner requests payment under a payment option. See "Payment Options". Payment is generally made within seven calendar days. See "Suspension or Delay of Payments", and "Payments from the Fixed Account". A Policy terminates upon surrender if payments are taken in one lump sum and cannot later be reinstated.


WITHDRAWAL PRIVILEGE


    At any time after the first Policy Year, an Owner, by Written Notice, may make a withdrawal of Surrender Value in minimum amounts of $500. Protective Life will withdraw the amount requested, plus a withdrawal charge, from Policy Value as of the Valuation Day we receive the request. See "Withdrawal Charge".



    The Owner may specify the amount of the withdrawal to be made from any Sub-Account or the Fixed Account. If the Owner does not so specify, or if the Sub-Account Value or Fixed Account Value is insufficient to carry out the request, the withdrawal from each Sub-Account and the Fixed Account is based on the proportion that such Sub-Account Value(s) and Fixed Account Value bears to the Policy Value on the Valuation Day immediately prior to the withdrawal. Payment is generally made within seven calendar days. See "Suspension or Delay of Payments", and "Payments from the Fixed Account".



    If Death Benefit Option 1 is in effect, Protective Life reserves the right to reduce the Face Amount by the withdrawn amount (exclusive of withdrawal charge). Protective Life may reject a withdrawal request if the withdrawal would reduce the Face Amount below the minimum amount for which the Policy would be issued under Protective Life's then-current rules, or if the withdrawal would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Protective Life. If the Face Amount at the time of the withdrawal includes increases from the Initial Face Amount and the withdrawal requires a decrease of Face Amount, the reduction is made first from the most recent increase, then from prior increases, if any, in reverse order of their being made and finally from the Initial Face Amount.


POLICY LOANS


    GENERAL. After the first Policy Anniversary and while the Insured is still living, an Owner may borrow $500 or more from Protective Life using the Policy as the security for the loan. Policy Loans must be requested by Written Notice and the maximum amount that an Owner may borrow is an amount equal to 90% of the Policy's Surrender Value on the date that the loan request is received. Outstanding Policy Loans therefore reduce the amount available for new Policy Loans. Loan proceeds generally are mailed within seven calendar days of the Loan being approved. See "Suspension or Delay of Payments", and "Payments from the Fixed Account".


    LOAN COLLATERAL. When a Policy Loan is made, an amount equal to the Loan is transferred out of the Sub-Accounts and the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner(s) can specify the Sub-Accounts and the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the Cash Value in each Sub-Account and the Fixed Account bears to the total Cash Value on the date that the loan is made.


    On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

    LOAN REPAYMENT. You may repay all or part of your Policy Debt (the amount borrowed plus unpaid interest) at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and are credited as of the date received. The Owner may specify in writing that any Unscheduled Premium Payments made while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike Unscheduled Premium Payments, are not subject to Premium Expense Charges.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same manner as loan collateral is transferred to the Loan Account.

    INTEREST. During the first ten Policy Years, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. During Policy Years 11 and thereafter, Protective Life will charge interest daily on any outstanding loan at an effective annual rate of 4.0%. Interest is due and payable at the end of each Policy Year while a loan is outstanding. We will notify You of the amount due. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Policy Debt.

    The Loan Account is credited with interest at an effective annual rate of not less than 4%. Thus, the maximum net cost of a loan is 2.0% per year during Policy Years 1 through 10, and 0% thereafter (the difference between the rate of interest charged on Policy loans and the amount credited on the equivalent amount held in the Loan Account). Protective Life determines the rate of interest to be credited to the Loan Account in advance of each calendar year. The rate, once determined, is applied to the calendar year which follows the date of determination. On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account. Unless specified in writing by the Owner, interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same manner as collateral is transferred to the Loan Account.

    NON-PAYMENT  OF  POLICY  LOAN.    If  the  Insured  dies  while  a  loan  is
outstanding, the Policy Debt is deducted from the Death Benefit in calculating the Death Benefit proceeds.

    If the Loan Account Value exceeds the Cash Value (I.E., the Surrender Value becomes zero) on any Valuation Date, the Policy may be in default. If this occurs, You, and any assignee of record, will be sent notice of the default. You will have a 31-day grace period to submit a sufficient payment to avoid a lapse (I.E., termination) of the Policy. The notice will specify the amount that must be repaid to prevent lapse.


    EFFECT OF A POLICY LOAN. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy values because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. See "No Lapse Guarantee". Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for lapse if investment results of the Sub-Accounts to which Surrender Value is allocated is unfavorable. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax and a 10% penalty tax. See "Tax Considerations," for a discussion of the tax treatment of policy loans. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax.


MATURITY BENEFITS

    The Maturity Date is the Policy Anniversary nearest the Insured's 95th birthday. If the Policy is still in force on the Maturity Date, the Maturity Benefit will be paid to the Owner. The Maturity

Benefit is equal to the Surrender Value on the Maturity Date. You may request a change in Maturity Date, subject to Protective Life's approval. To elect or not elect a change in Maturity Date will have income tax consequences. See "Tax Considerations".


DEATH BENEFIT PROCEEDS


    As long as the Policy remains in force, Protective Life will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. Protective Life may require return of the Policy. The Death Benefit Proceeds are paid to the primary Beneficiary or a contingent Beneficiary. The Owner may name one or more primary or contingent Beneficiaries and change such Beneficiaries, as provided for in the Policy. If no Beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a payment option (see "Payment Options").



    CALCULATION OF DEATH BENEFIT PROCEEDS. The Death Benefit proceeds are equal to the Death Benefit under the Death Benefit option selected calculated as of the date of the Insured's death, plus any supplemental and/or rider benefits, minus any Policy Debt on that date and, if the Insured died during a grace period, minus any past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex".


    If part or all of the Death Benefit is paid in one sum, Protective Life will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the Insured's death to the date of payment.

    DEATH BENEFIT OPTIONS. The Policy Owner may choose one of two Death Benefit options for use in determining the Death Benefit. Under Death Benefit Option 1, the Death Benefit is the greater of: (1) the Face Amount under the Policy on the date of the Insured's death, or (2) a specified percentage of Policy Value on the date of the Insured's death. Under Death Benefit Option 2, the Death Benefit is the greater of: (1) the Face Amount under the Policy plus the Policy Value on the date of the Insured's death, or (2) the same specified percentage of the Policy Value on the date of the Insured's death.

    The specified percentage is 250% when the Insured has reached an "Attained Age" of 40 or less by date of death, and decreases each year thereafter to 100% when the Insured has reached an "Attained Age" of 95 at death. A table showing these percentages for Attained Ages 0 to 95 and examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A.

    Under Death Benefit Option 1, the Death Benefit remains level at the Face Amount unless the Policy Value multiplied by the specified percentage exceeds that Face Amount, in which event the Death Benefit will vary as the Policy Value varies. Owners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional Premium Payments reflected in higher Policy Value, rather than increased Death Benefits, generally should select Option 1. Under Death Benefit Option 2, the Death Benefit always varies as the Policy Value varies (although it is never less than the Face Amount). Owners who prefer to have favorable investment performance and additional Premium Payments reflected in increased Death Benefits generally should select Option 2.

    CHANGING THE DEATH BENEFIT OPTION. On or after the first Policy Anniversary, you may change the Death Benefit option on your Policy subject to the following rules. After any change, the Face Amount must be at least $50,000 (standard smoker or standard nonsmoker class) or $100,000 (preferred nonsmoker class). The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life receives and accepts the request. Protective Life may require satisfactory evidence of insurability.

    When a change from Option 1 to Option 2 is made, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change.

    CHANGING THE FACE AMOUNT. On or after the first Policy Anniversary, you may request a change in the Face Amount. If a change in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Policy as a life insurance contract, Protective Life will immediately return to you the amount of such excess above the premium limitations.

    Protective Life reserves the right to decline a requested decrease in the Face Amount if compliance with the guideline premium limitations under current tax law resulting from such a decrease would result in immediate termination of the Policy, or if to effect the requested decrease, payments to the Owner would have to be made from Policy Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.


    Any increase in the Face Amount must be at least $10,000 and an application must be submitted. Protective Life reserves the right to require satisfactory evidence of insurability. In addition, the Insured's Attained Age must be less than the current maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in Planned Periodic Premium Payments may be advisable. See "Premium Payments Upon Increase in Face Amount". The increase in Face Amount will become effective on the Monthly Anniversary Day on or next following the date the request for the increase is received and approved, and the Policy Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. When the "No-Lapse" Guarantee is in effect, the Policy's Minimum Monthly Premium amount is also generally increased. See "No-Lapse Guarantee," and "Premium Payments Upon Increase in Face Amount".



    An increase in Face Amount may be cancelled by the Owner in accordance with the Policy's cancellation privilege provisions, which also apply to increases in Face Amount. In such case, the amount refunded will be calculated in accordance with such provisions described above, except that if no additional Premium Payments are required in connection with the Face Amount increase, then the amount refunded is limited to that portion of the first monthly deduction following the increase that is attributable to cost of insurance charges for the increase and the monthly administration fee for the increase. See "Cancellation Privilege".


    The Face Amount after any decrease must be at least $50,000 (standard smoker or standard nonsmoker class), or $100,000 (preferred nonsmoker class). Protective Life reserves the right to prohibit any decrease in Face Amount (i) for three years following an increase in Face Amount; and (ii) for one Policy Year following the last decrease in Face Amount. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred. The decrease will then be applied to the Initial Face Amount. A decrease in Face Amount will become effective on the Monthly Anniversary Day that coincides with or next follows receipt and acceptance of a request at the Home Office.


    Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. However, if the Face Amount is decreased during the first fourteen Policy Years, a Surrender Charge will apply. See "Surrender Charge".


PAYMENT OPTIONS

    The Policy offers a variety of ways of receiving proceeds payable under the Policy, such as on surrender, death or maturity, other than in a lump sum. These payment options are summarized below. Any sales representative authorized to sell this Policy can further explain these options upon request. All of these options are forms of fixed-benefit annuities (except Option 3) which do not vary with the investment performance of a separate account. Under each payment option (other than Option 3), no surrender or withdrawal may be made once payments have begun.


    The following payment options may be elected.

    OPTION 1 -- PAYMENT FOR A FIXED PERIOD. Equal monthly payments will be made for any period of up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates Protective Life is using when the first payment is due.

    OPTION 2 -- LIFE INCOME WITH PAYMENTS FOR A GUARANTEED PERIOD. Equal monthly payments are based on the life of the named annuitant. Payments will continue for the lifetime of the annuitant with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

    OPTION 3 -- INTEREST INCOME. Protective Life will hold any amount applied under this option. Interest on the unpaid balance will be paid each month at a rate determined by Protective Life. This rate will not be less than the equivalent of 3% per year.

    OPTION 4 -- PAYMENTS FOR A FIXED AMOUNT. Equal monthly payments will be made of an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective rate of 3% per year. Payments continue until the amount Protective Life holds runs out. The last payment will be for the balance only.

    MINIMUM AMOUNTS. Protective Life reserves the right to pay the total amount of the Policy in one lump sum, if less than $5,000. If monthly payments are less than $50, payments may be made quarterly, semi-annually, or annually at Protective Life's option.


    OTHER REQUIREMENTS. Payment options must be elected by Written Notice. The Owner may elect payment options during the Insured's lifetime; Beneficiaries may elect payment options thereafter if Death Benefit Proceeds are payable in a lump sum. The effective date of an option applied to Death Benefit Proceeds is the date of the Insured's death. The effective date of an option applied to Surrender Value is the date as of which the withdrawal or surrender is executed.


    If Protective Life has available at the time a payment option is elected options or rates on a more favorable basis than those guaranteed, the higher benefits will apply.

                               THE FIXED ACCOUNT

    BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT. THE DISCLOSURE REGARDING THE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE
PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

THE FIXED ACCOUNT

    The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. It is part of Protective Life's general account assets. Protective Life's general account assets are used to support its insurance and annuity obligations other than those funded by separate accounts, and are subject to the claims of Protective Life's general creditors. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the

Fixed Account. The Loan Account is part of the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily. See "Fixed Account Value".


INTEREST CREDITED ON FIXED ACCOUNT VALUE

    Protective Life guarantees that the interest credited during the first Policy Year to the initial Net Premium Payment allocated to the Fixed Account will not be less than the rate shown in the Policy. The interest rate credited to subsequent Net Premium Payments allocated to or amounts transferred to the Fixed Account will be the annual effective interest rate in effect on the date that the Net Premium Payment(s) is received by Us or the date that the transfer is made. The interest rate is guaranteed to apply to such amounts for a twelve month period which begins on the date that the Net Premium Payment(s) is allocated or the date that the transfer is made.

    After an interest rate guarantee expires as to a Net Premium Payment or amount transferred, (I.E., 12 months after the Premium Payment(s) or transfer is placed in the Fixed Account) we will credit interest on the Fixed Account Value at the current interest rate in effect. New current interest rates are effective for Fixed Account Value for 12 months from the time that they are first applied. We, in Our sole discretion, may declare a new current interest rate from time to time but in no event more frequently than once per year. The initial annual effective interest rate and the current interest rates that We will credit are annual effective interest rates of not less than 4.00%. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out" (FIFO) basis.

PAYMENTS FROM THE FIXED ACCOUNT


    Payments from the Fixed Account for a withdrawal, surrender or loan request may be deferred for up to six months from the date Protective Life receives the written request. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred.


                             CHARGES AND DEDUCTIONS

PREMIUM EXPENSE CHARGES


    Premium Expense Charges currently consist of a sales charge, a charge for federal taxes and a premium tax charge.



    SALES CHARGE. Protective Life deducts a sales charge from each Premium Payment. This charge is 2.75% of each Premium Payment in Policy Years 1 through 10, and 0.75% of each Premium Payment in Policy Years 11 and thereafter. The Sales Charge is deducted from a Premium Payment before allocating the Net Premium Payment to the Policy Value. An additional sales charge is deducted on surrender of a Policy during the first fifteen Policy Years. See "Surrender Charge". The Sales Charges partially compensate Protective Life for the expenses of selling and distributing the Policies, including paying sales commissions, printing prospectuses, preparing sales literature and paying for other promotional activities.


    FEDERAL TAX CHARGE. Protective Life also deducts a charge for federal taxes from each Premium Payment. This charge is 1.25% of all Premium Payments in all Policy Years and compensates Protective Life for its federal income tax liability resulting from Section 848 of the Code. The amount of this charge, which may be increased or decreased, is reasonable in relation to Protective Life's increased federal tax burden under Section 848 resulting from the receipt of Premium Payments under the Policies.

    OTHER TAXES. Currently a charge for federal income taxes is not deducted from the Variable Account or the Policy's Cash Value. The Company reserves the right in the future to make a charge to the Variable Account or the Policy's Cash Value for any federal, state or local income taxes that the Company incurs that it determines to be properly attributable to the Variable Account or the Policies. We will notify You promptly of any such charge.

    PREMIUM TAX CHARGE. A 2.25% charge for state and local premium taxes is also deducted from each Premium Payment. The state and local premium tax charge reimburses Protective Life for premium taxes associated with the Policies. Protective Life expects to pay an average state and local premium tax rate of approximately 2.25% of Premium Payments for all states.

MONTHLY DEDUCTION

    On the Issue Date, Protective Life will deduct the monthly deduction from the Policy Value. Subsequent monthly deductions will be made on each Monthly Anniversary Day thereafter. The Monthly Deduction consists of (1) cost of insurance charges ("cost of insurance charge"), (2) administration charges (the "monthly administration fee"), and (3) any charges for supplemental benefits and/or riders ("supplemental charges"), as described below. The monthly deduction is deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the relative Policy Value in each.

    COST OF INSURANCE CHARGE. This charge compensates Protective Life for the expense of underwriting the Death Benefit. The charge depends on a number of variables and therefore will vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. For any Policy, the cost of insurance on a Monthly Anniversary Day is calculated by multiplying the current cost of insurance rate for the Insured by the Net Amount at Risk under the Policy for that Monthly Anniversary Day.

    The cost of insurance rate for a Policy is based on and varies with the Issue Age, duration, sex and rate class of the Insured and on the number of years that a Policy has been in force. Protective Life currently places Insureds in the following rate classes, based on underwriting: Standard Smoker (ages 15-75) or Standard Nonsmoker (ages 0-75), or Preferred Nonsmoker (ages 18-75), and substandard rate classes, which involve a higher mortality risk than the Standard Smoker or Standard Nonsmoker classes.

    Protective Life will determine a cost of insurance rate for increments of Face Amount above the Initial Face Amount based on the Issue Age, duration, sex and rate class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each rate.

    Protective Life places the Insured in a rate class when the Policy is issued, based on Protective Life's underwriting of the application. This original rate class applies to the Initial Face Amount. When an increase in Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the Initial Face Amount. If the rate class for the increase has a higher cost of insurance rate than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the Initial Face Amount.


    Protective Life does not conduct underwriting for an increase in Face Amount if the increase is requested as part of a conversion from a term contract or on exercise of a guaranteed option to increase the Face Amount without underwriting. See "Supplemental Benefits and/or Riders".

In the case of a term conversion, the rate class that applies to the increase is the same rate class that applied to the term contract. In the case of a guaranteed option, the Insured's rate class for an increase will be the class in effect when the guaranteed option rider was issued.


    Where, as in Death Benefit Option 1, the Net Amount at Risk is equal to the Death Benefit less Policy Value, the entire Policy Value is applied first to offset the Death Benefit derived from the Initial Face Amount. Only if the Policy Value exceeds the Initial Face Amount is the excess applied to offset the portion of the Death Benefit derived from increases in Face Amount in the order of the increases. If there is the decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase and then each prior increase.

    Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 1980 CSO Tables.

    Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time. The cost of insurance rates are currently less for Policies that have a Face Amount in excess of $99,999.00. However, guaranteed rates do not change if the Face Amount exceeds $99,999.00.

    Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker standard class are lower than guaranteed rates for an Insured of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.

    LEGAL CONSIDERATIONS RELATING TO SEX -- DISTINCT PREMIUM PAYMENTS AND BENEFITS. Mortality tables for the Policies generally distinguish between males and females. Thus, Premium Payments and benefits under Policies covering males and females of the same age will generally differ.

    Protective Life does, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

    MONTHLY ADMINISTRATION FEE. This charge compensates Protective Life for administration expenses associated with the Policies and the Variable Account. These expenses relate to premium payment billing and collection, recordkeeping, processing death benefit claims, Policy loans, Policy changes, reporting and overhead costs, processing applications and establishing Policy records. The monthly administration fee is a flat charge of $31 per month during the first Policy Year (guaranteed not to exceed $33 per month), and $6 per month during each Policy Year thereafter (guaranteed not to exceed $8 per month). In addition, for the first twelve months following the effective date of an increase in Face Amount, the monthly administration fee will also include an administration charge for the increase, based on the amount of the increase. The administration charge for an increase is equal to a fee per $1,000 of increase in face amount, and is set forth in your Policy. Representative administration charges per $1,000 of increase are set forth below for Insureds at each specified Issue Age:

                 ADMINISTRATIVE CHARGE
  ISSUE AGE       PER $1,000 INCREASE
--------------  -----------------------
        35                  0.11
        40                  0.14
        45                  0.16
        50                  0.20
        55                  0.24
        60                  0.29
        65                  0.35
        70                  0.43
        75+                 0.45

    Protective Life does not anticipate making any profit on the monthly administration fee.

    SUPPLEMENTAL BENEFIT  AND/OR  RIDER  CHARGES.   See  "Supplemental  Benefits
and/or Riders".


DAILY MORTALITY AND EXPENSE RISK CHARGE

    Protective Life deducts a daily charge from assets in the Sub-Accounts attributable to the Policies. This charge does not apply to Fixed Account assets attributable to the Policies. The current charge is at an annual rate of 0.90% of net assets, and is guaranteed not to increase for the duration of a Policy. Protective Life may realize a profit from this charge.

    The mortality risk Protective Life assumes is that the Insureds on the Policies may die sooner than anticipated and therefore Protective Life will pay an aggregate amount of death benefits greater than anticipated. The expense risk Protective Life assumes is that expenses incurred in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administrative charges assessed against the Policies.

TRANSFER FEE


    Protective Life reserves the right to impose a $25 transfer fee on any transfer of Policy Value between or among the Sub-Accounts or the Fixed Account in excess of the 12 free transfers permitted each Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account, the transfer fee will be deducted proportionately from the amount being transferred from each. This fee, if imposed, will reimburse Protective Life for administrative expenses incurred in effecting transfers. Protective Life does not anticipate making any profit on this fee.


SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)


    If the Policy is surrendered, or if the Initial Face Amount is reduced, through the first fourteen Policy Years, a Surrender Charge will be deducted for the Initial Face Amount (or the reduction thereof). The Surrender Charge, which is a contingent deferred sales charge, will be deducted before any Surrender Value is paid.


    The Surrender Charge for the Initial Face Amount is equal to the Surrender Charge Percentage for the Policy Year in which the surrender or reduction in Initial Face Amount occurs, multiplied by the aggregate amount of Premium Payments made in Policy Year 1, including Premium Payments for any riders. The Surrender Charge Percentage in Policy Years 1 through 6 is equal to 27%, as shown below. After the sixth completed Policy Year, the Surrender Charge Percentage decreases by 3% each Policy Year in accordance with the following table.

 SURRENDER DURING      SURRENDER CHARGE
    POLICY YEAR           PERCENTAGE
------------------------------------------
       1 - 6                     27%
    ----------------------------------
         7                       24%
    ----------------------------------
         8                       21%
    ----------------------------------
         9                       18%
    ----------------------------------
        10                       15%
    ----------------------------------
        11                       12%
    ----------------------------------
        12                        9%
    ----------------------------------
        13                        6%
    ----------------------------------
        14                        3%
    ----------------------------------
        15                        0%

    After the 14th Policy Year, there is no Surrender Charge for the Initial Face Amount.

    In no event will the Surrender Charge exceed the Maximum Surrender Charge (expressed in dollars), which is set forth in the Policy. The Maximum Surrender Charge is equal to 27% of a "SEC guideline annual premium," as defined in applicable SEC regulations. A "SEC guideline annual premium" is a hypothetical level amount that would be payable through the Maturity Date for the benefits provided under the Policy, assuming cost of insurance rates equal to those guaranteed in the Policy, net investment earnings under the Policy at an effective annual rate of 5%, and sales and other charges imposed under the Policy.

    If the Initial Face Amount is decreased during the first fourteen Policy Years, the Surrender Charge imposed will equal the portion of the total Surrender Charge that corresponds to the percentage by which the Initial Face Amount is decreased. In the event of a decrease in the Initial Face Amount, the pro-rated Surrender Charge will be allocated to each Sub-Account and to the Fixed Account based on the proportion of Policy Value in each Sub-Account and in the Fixed Account. A Surrender Charge imposed in connection with a reduction in the Initial Face Amount reduces the remaining Surrender Charge that may be imposed in connection with a surrender of the Policy.


    The purpose of the Surrender Charge is to reimburse Protective Life for some of the expenses incurred in the distribution of the Policies. Protective Life also deducts a sales charge from each premium payment. See "Premium Expense Charges". The Surrender Charge, together with the sales charge imposed on Premium Payments, may be insufficient to recover distribution expenses related to the sale of the Policies. Unrecovered expenses are borne by Protective Life's general assets which may include profits, if any, from the mortality and expense risk charge and mortality gains from cost of insurance charges. See "Daily Mortality and Expense Risk Charge," and "Cost of Insurance Charge".


WITHDRAWAL CHARGE


    Protective Life will deduct an administrative charge upon a withdrawal. This charge is the lesser of 2% of the amount withdrawn or $25. This charge will be deducted from the Policy Value in addition to the amount requested to be withdrawn and will be considered to be part of the withdrawn amount. See "Withdrawal Privilege" for rules for allocating the deduction. Protective Life does not anticipate making a profit on this charge.


FUND EXPENSES

    The value of the net assets of each Sub-Account reflects the investment advisory fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. See the prospectus for the Funds.

EXCHANGE PRIVILEGE



    The Company is offering, where allowed by law, to owners of certain existing life policies (the "Existing Life Policy" and/or "Existing Life Policies") issued by it the opportunity to exchange such a life policy for this Policy. The Company reserves the right to modify, amend, terminate or suspend the Exchange Privilege at any time or from time to time. Owners of Existing Life Policies may, exchange their Existing Life Policies for this Policy. Owners of Existing Life Policies may also make a partial or full surrender from their Existing Life Policies and use the proceeds to purchase this Policy. Policies are offered to owners of Existing Life Policies on the same basis as the Policies are offered to any other purchaser. In particular, all charges and deductions described in this prospectus are equally applicable to Policies purchased in an exchange. All charges and deductions may not be assessed under an Existing Life Policy in connection with an exchange, surrender, or partial surrender of an Existing Life Policy.



    The Policy differs from the Existing Life Policies in many significant respects. Most importantly, the Policy Value under this Policy may consist, entirely or in part, of Variable Account Value which fluctuates in response to the net investment return of the Variable Account. In contrast, the policy values under the Existing Life Policies always reflect interest credited by the Company. While a minimum rate of interest (typically 4 or 4 1/2 percent) is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, policy values under the Existing Life Policies reflect changing current interest rates and do not vary with the investment performance of a Variable Account.



    Other significant differences between the Policy and the Existing Life Policies include: (1) additional charges applicable under the Policy not found in the Existing Life Policies; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

    A   table  which  generally  summarizes  the  different  charges  under  the respective policies is as follows. For more complete details owners of Existing Life Policies should refer to their policy forms for a complete description.



                                EXISTING LIFE POLICY                     POLICY
State and Local Premium   None                              2.25% of each premium payment.
 Tax
Federal Tax Charge        None                              1.25% of each premium payment in
                                                             all policy years.
Sales Charges/Premium     Ranges from 0% to 12% of premium  2.75% of each Premium payment in
 Expense Charge           payments in all policy years.      policy years 1 through 10;
                          The premium expense charge can     0.75% of each premium payment
                          vary by age.                       in policy year 11 and
                                                             thereafter.
Administrative Fees       Ranges from $4 to $5 monthly.     $31 per month the first policy
                                                             year and $6 per month
                                                             thereafter.
Mortality and Expense     None                              A daily charge at an annual rate
 Charges                                                     of .90% of the variable
                                                             account's average net assets.
Withdrawal Charges        $25                               The lessor of $25 or 2% of the
                                                             withdrawal amount requested.
Monthly Deductions        A monthly deduction consisting    A monthly deduction consisting
                           of: (1) cost of insurance         of: (1) cost of insurance
                           charges (2) administrative fees   charges (2) administrative fees
                           (see above) and (3) any charges   (see above) and (3) any charges
                           for supplemental benefits         for supplemental benefits
                           and/or riders. (applies to        and/or riders.
                           Existing Life Policies which
                           are universal life plans)
Surrender Charges         Surrender charges vary by policy  A declining deferred sales
                           type and are incurred during a    charge of up to 27% of premium
                           surrender charge period which     payments made in the first
                           ranges from 0 years up to 19      policy year (or 27% of a "SEC
                           years.                            guideline annual premium if
                                                             less) is assessed on surrender
                                                             charges during the first 14
                                                             policy years.
Guaranteed Interest Rate  Ranges from 4% to 5%.             Fixed account only 4%.



EFFECT OF THE EXCHANGE OFFER



    1. This Policy will be issued to Existing Life Policy Owners without additional evidence of insurability of the insured for the same amount of insurance. Evidence of insurability may be required in all other instances;



    2. If an Existing Life Policy owner is within current issue age limits, the Owner may carry over existing Riders and/or Supplement Benefits if available with the Policy; and

    3. The Incontestable and Suicide provisions in the Policy will begin again as of the effective date of the exchange.



    TAX CONSIDERATIONS. Owners of Existing Life Policies should carefully consider whether it will be advantageous to replace an Existing Life Policy with a Policy. IT MAY NOT BE ADVANTAGEOUS TO EXCHANGE AN EXISTING LIFE POLICY FOR A POLICY (OR TO SURRENDER IN FULL OR IN PART AN EXISTING LIFE POLICY AND USE THE SURRENDER OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY.)



    The Company believes that an exchange of an Existing Life Policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Code. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "Federal Tax Matters".)



    IF YOU SURRENDER YOUR EXISTING LIFE POLICY IN WHOLE OR IN PART AND AFTER RECEIPT OF THE PROCEEDS YOU USE THE SURRENDER PROCEEDS OR PARTIAL SURRENDER PROCEEDS TO PURCHASE A POLICY IT WILL NOT BE TREATED AS A NON-TAXABLE EXCHANGE. THE SURRENDER PROCEEDS WILL GENERALLY BE INCLUDIBLE IN INCOME.



    Owners of Existing Life Policies should consult their tax advisers before exchanging an Existing Life Policy for this Policy, or before surrendering in whole or in part their Existing Life Policy and using the proceeds to purchase this Policy.



    SALES COMMISSIONS. Sales representatives offering the Policies to Existing Life Policies Owners will receive a sales commission. In most cases, this sales commission will be somewhat less than that paid in connection with sales of the Policies to other purchasers. A standard sales commission will be paid. (See "Sale of Policies")


               ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES,
                DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS

    The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Policy Values, Surrender Values and Death Benefits under a Policy covering an Insured of a given age on the Issue Date, would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show Planned Periodic Premiums accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by an Owner and prevailing rates. These illustrations assume that Net Premiums are allocated equally among the seven Sub-Accounts available under the Policy, and that no amounts are allocated to the Fixed Account.


    The illustrations reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of 0.86% of the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year (except the Protective Capital Growth Fund), adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. Expenses for the Protective Capital Growth Fund are based on the estimated average annual expense ratio for this Fund's first year of operations. For information on Fund expenses, see the prospectus for the Funds accompanying this prospectus.

    In addition, the illustrations reflect the daily charge to the Variable Account for assuming mortality and expense risks, which is equivalent to an effective annual charge of 0.90%. After deduction of Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of 1.76%, 4.24% and 10.24%, respectively.



    The illustrations also reflect the deduction of the Premium Expense Charges, the Monthly Expense Charge and the monthly cost of insurance charge for the hypothetical Insured. The Surrender Charge is reflected in the column "Surrender Value". Protective Life's current cost of insurance charges, and the guaranteed maximum cost of insurance charges that Protective Life has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assume no Policy Debt or charges for supplemental and/or rider benefits.


    The illustrations are based on Protective Life's sex distinct rates for nonsmokers. Upon request, Owner(s) will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return in addition to those illustrated in the following tables.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER



                         $1,800 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         1,890          965         493     100,000      1,044         572     100,000      1,123         651     100,000
         2         3,875        2,189       1,717     100,000      2,417       1,945     100,000      2,655       2,183     100,000
         3         5,958        3,368       2,896     100,000      3,825       3,353     100,000      4,321       3,849     100,000
         4         8,146        4,501       4,029     100,000      5,268       4,796     100,000      6,134       5,662     100,000
         5        10,443        5,586       5,114     100,000      6,746       6,274     100,000      8,106       7,634     100,000
         6        12,856        6,623       6,151     100,000      8,258       7,786     100,000     10,256       9,784     100,000
         7        15,388        7,607       7,187     100,000      9,802       9,382     100,000     12,596      12,176     100,000
         8        18,048        8,533       8,165     100,000     11,374      11,007     100,000     15,144      14,777     100,000
         9        20,840        9,396       9,081     100,000     12,971      12,656     100,000     17,919      17,604     100,000
        10        23,772       10,192       9,929     100,000     14,589      14,327     100,000     20,943      20,680     100,000
        11        26,851       11,122      10,912     100,000     16,430      16,220     100,000     24,438      24,228     100,000
        12        30,083       12,124      11,967     100,000     18,441      18,284     100,000     28,388      28,231     100,000
        13        33,478       13,033      12,928     100,000     20,470      20,366     100,000     32,695      32,590     100,000
        14        37,041       13,851      13,798     100,000     22,523      22,471     100,000     37,407      37,355     100,000
        15        40,783       14,566      14,566     100,000     24,592      24,592     100,000     42,568      42,568     100,000
        16        44,713       15,141      15,141     100,000     26,646      26,646     100,000     48,210      48,210     100,000
        17        48,838       15,616      15,616     100,000     28,722      28,722     100,000     54,432      54,432     100,000
        18        53,170       15,981      15,981     100,000     30,819      30,819     100,000     61,307      61,307     100,000
        19        57,719       16,229      16,229     100,000     32,933      32,933     100,000     68,926      68,926     100,000
        20        62,495       16,348      16,348     100,000     35,064      35,064     100,000     77,395      77,395     100,000
        21        67,509       17,332      17,332     100,000     37,122      37,122     100,000     81,884      81,884     100,000
        22        72,775       18,213      18,213     100,000     39,180      39,180     100,000     86,576      86,576     103,026
        23        78,304       18,971      18,971     100,000     41,231      41,231     100,000     91,421      91,421     107,877
        24        84,109       19,581      19,581     100,000     43,271      43,271     100,000     96,422      96,422     112,814
        25        90,204       20,017      20,017     100,000     45,294      45,294     100,000    101,584     101,584     117,838
        26        96,604       20,244      20,244     100,000     47,293      47,293     100,000    106,912     106,912     122,949
        27       103,325       20,229      20,229     100,000     49,267      49,267     100,000    112,447     112,447     127,065
        28       110,381       19,933      19,933     100,000     51,212      51,212     100,000    118,209     118,209     131,213
        29       117,790       19,340      19,340     100,000     53,145      53,145     100,000    124,230     124,230     135,411
        30       125,569       18,354      18,354     100,000     55,042      55,042     100,000    130,532     130,532     139,669
        31       133,738       16,895      16,895     100,000     56,895      56,895     100,000    137,152     137,152     144,010
        32       142,315       14,860      14,860     100,000     58,695      58,695     100,000    143,984     143,984     151,183
        33       151,321       12,174      12,174     100,000     60,456      60,456     100,000    151,032     151,032     158,584
        34       160,777        8,633       8,633     100,000     62,149      62,149     100,000    158,292     158,292     166,206
        35       170,705        4,110       4,110     100,000     63,792      63,792     100,000    165,767     165,767     174,055
        36       181,131            0           0           0     65,353      65,353     100,000    173,449     173,449     182,122
        37       192,077                                          66,824      66,824     100,000    181,334     181,334     190,401
        38       203,571                                          68,233      68,233     100,000    189,427     189,427     198,898
        39       215,640                                          69,544      69,544     100,000    197,713     197,713     207,598
        40       228,312                                          70,773      70,773     100,000    206,191     206,191     216,501
        41       241,617                                          71,866      71,866     100,000    214,839     214,839     225,581
        42       255,588                                          72,821      72,821     100,000    223,648     223,648     234,831
        43       270,257                                          73,606      73,606     100,000    232,603     232,603     244,233
        44       285,660                                          74,183      74,183     100,000    241,684     241,684     253,768
        45       301,833                                          74,501      74,501     100,000    250,873     250,873     263,416
        46       318,815                                          74,492      74,492     100,000    260,151     260,151     273,159
        47       336,646                                          74,079      74,079     100,000    270,064     270,064     280,866
        48       355,368                                          73,125      73,125     100,000    280,735     280,735     289,157
        49       375,026                                          71,424      71,424     100,000    292,311     292,311     298,158
        50       395,668                                          68,664      68,664     100,000    304,962     304,962     304,962


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates, a monthly administrative charge of $31.00 per month in Policy Year 1 and $6.00 per month thereafter, and a mortality and expense risk charge of 0.90% of net assets.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER



                         $1,800 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         1,890          942         469     100,000      1,020         547     100,000      1,098         626     100,000
         2         3,875        2,142       1,670     100,000      2,367       1,895     100,000      2,602       2,130     100,000
         3         5,958        3,297       2,825     100,000      3,748       3,276     100,000      4,237       3,765     100,000
         4         8,146        4,408       3,936     100,000      5,163       4,691     100,000      6,016       5,544     100,000
         5        10,443        5,471       4,999     100,000      6,612       6,139     100,000      7,951       7,479     100,000
         6        12,856        6,486       6,014     100,000      8,093       7,621     100,000     10,059       9,587     100,000
         7        15,388        7,447       7,028     100,000      9,605       9,185     100,000     12,353      11,934     100,000
         8        18,048        8,351       7,984     100,000     11,142      10,775     100,000     14,850      14,483     100,000
         9        20,840        9,193       8,879     100,000     12,704      12,389     100,000     17,569      17,254     100,000
        10        23,772        9,967       9,705     100,000     14,284      14,022     100,000     20,530      20,267     100,000
        11        26,851       10,705      10,495     100,000     15,918      15,708     100,000     23,797      23,587     100,000
        12        30,083       11,364      11,207     100,000     17,567      17,409     100,000     27,365      27,207     100,000
        13        33,478       11,943      11,838     100,000     19,229      19,124     100,000     31,268      31,163     100,000
        14        37,041       12,436      12,384     100,000     20,902      20,850     100,000     35,548      35,495     100,000
        15        40,783       12,836      12,836     100,000     22,582      22,582     100,000     40,247      40,247     100,000
        16        44,713       13,133      13,133     100,000     24,262      24,262     100,000     45,417      45,417     100,000
        17        48,838       13,318      13,318     100,000     25,937      25,937     100,000     51,119      51,119     100,000
        18        53,170       13,376      13,376     100,000     27,598      27,598     100,000     57,422      57,422     100,000
        19        57,719       13,289      13,289     100,000     29,232      29,232     100,000     64,410      64,410     100,000
        20        62,495       13,039      13,039     100,000     30,830      30,830     100,000     72,184      72,184     100,000
        21        67,509       13,405      13,405     100,000     32,304      32,304     100,000     76,231      76,231     100,000
        22        72,775       13,595      13,595     100,000     33,715      33,715     100,000     80,482      80,482     100,000
        23        78,304       13,579      13,579     100,000     35,052      35,052     100,000     84,965      84,965     100,259
        24        84,109       13,328      13,328     100,000     36,307      36,307     100,000     89,623      89,623     104,859
        25        90,204       12,804      12,804     100,000     37,464      37,464     100,000     94,427      94,427     109,535
        26        96,604       11,948      11,948     100,000     38,500      38,500     100,000     99,380      99,380     114,287
        27       103,325       10,637      10,637     100,000     39,348      39,348     100,000    104,519     104,519     118,107
        28       110,381        8,879       8,879     100,000     40,040      40,040     100,000    109,878     109,878     121,965
        29       117,790        6,505       6,505     100,000     40,490      40,490     100,000    115,473     115,473     125,865
        30       125,569        3,377       3,377     100,000     40,646      40,646     100,000    121,335     121,335     129,828
        31       133,738            0           0           0     40,456      40,456     100,000    127,506     127,506     133,881
        32       142,315            0           0           0     39,857      39,857     100,000    133,863     133,863     140,556
        33       151,321            0           0           0     38,777      38,777     100,000    140,406     140,406     147,427
        34       160,777            0           0           0     37,126      37,126     100,000    147,136     147,136     154,493
        35       170,705            0           0           0     34,782      34,782     100,000    154,051     154,051     161,753
        36       181,131            0           0           0     31,564      31,564     100,000    161,147     161,147     169,204
        37       192,077                                          27,224      27,224     100,000    168,416     168,416     176,837
        38       203,571                                          21,414      21,414     100,000    175,848     175,848     184,641
        39       215,640                                          13,650      13,650     100,000    183,428     183,428     192,600
        40       228,312                                           3,286       3,286     100,000    191,143     191,143     200,700
        41       241,617                                               0           0           0    198,978     198,978     208,927
        42       255,588                                               0           0           0    206,921     206,921     217,267
        43       270,257                                               0           0           0    214,960     214,960     225,708
        44       285,660                                               0           0           0    223,084     223,084     234,238
        45       301,833                                               0           0           0    231,280     231,280     242,844
        46       318,815                                               0           0           0    239,531     239,531     251,507
        47       336,646                                               0           0           0    248,410     248,410     258,347
        48       355,368                                               0           0           0    258,040     258,040     265,781
        49       375,026                                               0           0           0    268,563     268,563     273,934
        50       395,668                                               0           0           0    280,151     280,151     280,151


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.


(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates, a monthly administrative charge of $33.00 per month in Policy Year 1 and $8.00 per month thereafter, and a mortality and expense risk charge of 0.90% of net assets.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER



                         $4,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         4,200        2,963       2,491     102,963      3,165       2,693     103,165      3,367       2,895     103,367
         2         8,610        6,146       5,674     106,146      6,744       6,272     106,744      7,367       6,895     107,367
         3        13,241        9,243       8,771     109,243     10,445       9,973     110,445     11,746      11,274     111,746
         4        18,103       12,256      11,784     112,256     14,271      13,799     114,271     16,541      16,069     116,541
         5        23,208       15,181      14,708     115,181     18,224      17,752     118,224     21,790      21,318     121,790
         6        28,568       18,018      17,545     118,018     22,307      21,835     122,307     27,538      27,065     127,538
         7        34,196       20,761      20,341     120,761     26,518      26,098     126,518     33,828      33,408     133,828
         8        40,106       23,406      23,038     123,406     30,855      30,488     130,855     40,708      40,341     140,708
         9        46,312       25,947      25,633     125,947     35,318      35,004     135,318     48,233      47,918     148,233
        10        52,827       28,379      28,117     128,379     39,903      39,641     139,903     56,458      56,196     156,458
        11        59,669       30,775      30,565     130,775     44,692      44,482     144,692     65,538      65,328     165,538
        12        66,852       33,048      32,891     133,048     49,600      49,443     149,600     75,462      75,304     175,462
        13        74,395       35,196      35,091     135,196     54,629      54,524     154,629     86,311      86,206     186,311
        14        82,314       37,215      37,163     137,215     59,776      59,724     159,776     98,174      98,122     198,174
        15        90,630       39,094      39,094     139,094     65,035      65,035     165,035    111,141     111,141     211,141
        16        99,361       40,824      40,824     140,824     70,396      70,396     170,396    125,312     125,312     225,312
        17       108,530       42,396      42,396     142,396     75,852      75,852     175,852    140,797     140,797     240,797
        18       118,156       43,793      43,793     143,793     81,388      81,388     181,388    157,712     157,712     257,712
        19       128,264       44,998      44,998     144,998     86,986      86,986     186,986    176,181     176,181     276,181
        20       138,877       45,993      45,993     145,993     92,627      92,627     192,627    196,340     196,340     296,340
        21       150,021       49,563      49,563     149,563     98,061      98,061     198,061    205,923     205,923     305,923
        22       161,722       53,043      53,043     153,043    103,482     103,482     203,482    215,657     215,657     315,657
        23       174,008       56,411      56,411     156,411    108,867     108,867     208,867    225,530     225,530     325,530
        24       186,908       59,644      59,644     159,644    114,198     114,198     214,198    235,527     235,527     335,527
        25       200,454       62,711      62,711     162,711    119,447     119,447     219,447    245,629     245,629     345,629
        26       214,677       65,568      65,568     165,568    124,574     124,574     224,574    255,803     255,803     355,803
        27       229,610       68,101      68,101     168,101    129,467     129,467     229,467    265,945     265,945     365,945
        28       245,291       70,362      70,362     170,362    134,182     134,182     234,182    276,119     276,119     376,119
        29       261,755       72,211      72,211     172,211    138,585     138,585     238,585    286,199     286,199     386,199
        30       279,043       73,573      73,573     173,573    142,601     142,601     242,601    296,119     296,119     396,119
        31       297,195       74,384      74,384     174,384    146,173     146,173     246,173    305,832     305,832     405,832
        32       316,255       74,584      74,584     174,584    149,244     149,244     249,244    315,289     315,289     415,289
        33       336,268       74,114      74,114     174,114    151,761     151,761     251,761    324,447     324,447     424,447
        34       357,281       72,921      72,921     172,921    153,674     153,674     253,674    333,267     333,267     433,267
        35       379,345       70,932      70,932     170,932    154,915     154,915     254,915    341,692     341,692     441,692
        36       402,513       68,042      68,042     168,042    155,384     155,384     255,384    349,631     349,631     449,631
        37       426,838       64,120      64,120     164,120    154,955     154,955     254,955    356,973     356,973     456,973
        38       452,380       59,004      59,004     159,004    153,473     153,473     253,473    363,571     363,571     463,571
        39       479,199       52,514      52,514     152,514    150,761     150,761     250,761    369,262     369,262     469,262
        40       507,359       44,482      44,482     144,482    146,659     146,659     246,659    373,900     373,900     473,900
        41       536,927       34,763      34,763     134,763    141,027     141,027     241,027    377,357     377,357     477,357
        42       567,973       23,235      23,235     123,235    133,749     133,749     233,749    379,532     379,532     479,532
        43       600,572        9,779       9,779     109,779    124,713     124,713     224,713    380,327     380,327     480,327
        44       634,801            0           0           0    113,836     113,836     213,836    379,674     379,674     479,674
        45       670,741            0           0           0    101,008     101,008     201,008    377,479     377,479     477,479
        46       708,478            0           0           0     86,094      86,094     186,094    373,624     373,624     473,624
        47       748,102            0           0           0     68,928      68,928     168,928    367,959     367,959     467,959
        48       789,707            0           0           0     49,282      49,282     149,282    360,273     360,273     460,273
        49       833,392                                          26,840      26,840     126,840    350,270     350,270     450,270
        50       879,262                                             935         935     100,935    337,302     337,302     437,302


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.


(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates, a monthly administrative charge of $33.00 per month in Policy Year 1 and $8.00 per month thereafter, and a mortality and expense risk charge of 0.90% of net assets.


(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
MALE ISSUE AGE: 45                                                    NON-SMOKER



                         $4,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         4,200        2,987       2,515     102,987      3,189       2,717     103,189      3,392       2,920     103,392
         2         8,610        6,193       5,720     106,193      6,794       6,321     106,794      7,419       6,947     107,419
         3        13,241        9,313       8,841     109,313     10,521      10,049     110,521     11,828      11,356     111,828
         4        18,103       12,348      11,875     112,348     14,375      13,903     114,375     16,656      16,184     116,656
         5        23,208       15,294      14,822     115,294     18,357      17,884     118,357     21,942      21,469     121,942
         6        28,568       18,152      17,680     118,152     22,469      21,997     122,469     27,729      27,256     127,729
         7        34,196       20,917      20,497     120,917     26,711      26,291     126,711     34,062      33,642     134,062
         8        40,106       23,582      23,214     123,582     31,081      30,713     131,081     40,989      40,622     140,989
         9        46,312       26,144      25,829     126,144     35,577      35,262     135,577     48,566      48,251     148,566
        10        52,827       28,595      28,333     128,595     40,197      39,935     140,197     56,849      56,586     156,849
        11        59,669       31,203      30,993     131,203     45,221      45,011     145,221     66,196      65,986     166,196
        12        66,852       33,860      33,702     133,860     50,556      50,398     150,556     76,602      76,444     176,602
        13        74,395       36,377      36,272     136,377     56,021      55,916     156,021     87,973      87,868     187,973
        14        82,314       38,756      38,703     138,756     61,621      61,568     161,621    100,408     100,356     200,408
        15        90,630       40,984      40,984     140,984     67,345      67,345     167,345    114,000     114,000     214,000
        16        99,361       43,014      43,014     143,014     73,149      73,149     173,149    128,814     128,814     228,814
        17       108,530       44,895      44,895     144,895     79,081      79,081     179,081    145,024     145,024     245,024
        18       118,156       46,616      46,616     146,616     85,134      85,134     185,134    162,757     162,757     262,757
        19       128,264       48,168      48,168     148,168     91,299      91,299     191,299    182,158     182,158     282,158
        20       138,877       49,539      49,539     149,539     97,569      97,569     197,569    203,381     203,381     303,381
        21       150,021       53,741      53,741     153,741    103,693     103,693     203,693    213,741     213,741     313,741
        22       161,722       57,918      57,918     157,918    109,869     109,869     209,869    224,322     224,322     324,322
        23       174,008       62,044      62,044     162,044    116,075     116,075     216,075    235,109     235,109     335,109
        24       186,908       66,096      66,096     166,096    122,289     122,289     222,289    246,087     246,087     346,087
        25       200,454       70,041      70,041     170,041    128,483     128,483     228,483    257,237     257,237     357,237
        26       214,677       73,847      73,847     173,847    134,629     134,629     234,629    268,535     268,535     368,535
        27       229,610       77,482      77,482     177,482    140,696     140,696     240,696    279,963     279,963     379,963
        28       245,291       80,911      80,911     180,911    146,656     146,656     246,656    291,497     291,497     391,497
        29       261,755       84,139      84,139     184,139    152,515     152,515     252,515    303,153     303,153     403,153
        30       279,043       87,073      87,073     187,073    158,186     158,186     258,186    314,854     314,854     414,854
        31       297,195       89,655      89,655     189,655    163,615     163,615     263,615    326,553     326,553     426,553
        32       316,255       91,816      91,816     191,816    168,736     168,736     268,736    338,196     338,196     438,196
        33       336,268       93,542      93,542     193,542    173,541     173,541     273,541    349,784     349,784     449,784
        34       357,281       94,696      94,696     194,696    177,897     177,897     277,897    361,194     361,194     461,194
        35       379,345       95,267      95,267     195,267    181,798     181,798     281,798    372,432     372,432     472,432
        36       402,513       95,097      95,097     195,097    185,092     185,092     285,092    383,356     383,356     483,356
        37       426,838       94,090      94,090     194,090    187,686     187,686     287,686    393,886     393,886     493,886
        38       452,380       92,252      92,252     192,252    189,595     189,595     289,595    404,049     404,049     504,049
        39       479,199       89,392      89,392     189,392    190,631     190,631     290,631    413,668     413,668     513,668
        40       507,359       85,483      85,483     185,483    190,774     190,774     290,774    422,738     422,738     522,738
        41       536,927       80,263      80,263     180,263    189,769     189,769     289,769    431,017     431,017     531,017
        42       567,973       73,653      73,653     173,653    187,542     187,542     287,542    438,447     438,447     538,447
        43       600,572       65,498      65,498     165,498    183,945     183,945     283,945    444,893     444,893     544,893
        44       634,801       55,634      55,634     155,634    178,822     178,822     278,822    450,214     450,214     550,214
        45       670,741       43,908      43,908     143,908    172,027     172,027     272,027    454,282     454,282     554,282
        46       708,478       30,186      30,186     130,186    163,433     163,433     263,433    456,986     456,986     556,986
        47       748,102       14,412      14,412     114,412    152,993     152,993     252,993    458,295     458,295     558,295
        48       789,707            0           0           0    140,583     140,583     240,583    458,105     458,105     558,105
        49       833,392                                         126,076     126,076     226,076    456,307     456,307     556,307
        50       879,262                                         109,337     109,337     209,337    452,787     452,787     552,787


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates, a monthly administrative charge of $31.00 per month in Policy Year 1 and $6.00 thereafter, and a mortality and expense risk charge of 0.90% of net assets.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER



                         $3,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                     USING CURRENT COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         3,150        2,066       1,594     102,066      2,212       1,740     102,212      2,358       1,886     102,358
         2         6,458        4,367       3,895     104,367      4,798       4,326     104,798      5,247       4,774     105,247
         3         9,930        6,598       6,126     106,598      7,463       6,991     107,463      8,400       7,928     108,400
         4        13,577        8,760       8,288     108,760     10,211       9,738     110,211     11,843      11,371     111,843
         5        17,406       10,849      10,377     110,849     13,038      12,566     113,038     15,603      15,130     115,603
         6        21,426       12,864      12,392     112,864     15,948      15,476     115,948     19,708      19,235     119,708
         7        25,647       14,801      14,381     114,801     18,936      18,517     118,936     24,186      23,767     124,186
         8        30,080       16,653      16,286     116,653     21,999      21,632     121,999     29,070      28,702     129,070
         9        34,734       18,416      18,101     118,416     25,134      24,819     125,134     34,393      34,078     134,393
        10        39,620       20,082      19,820     120,082     28,334      28,071     128,334     40,192      39,929     140,192
        11        44,751       21,900      21,690     121,900     31,857      31,647     131,857     46,779      46,569     146,779
        12        50,139       23,780      23,623     123,780     35,627      35,470     135,627     54,141      53,984     154,141
        13        55,796       25,534      25,429     125,534     39,462      39,357     139,462     62,158      62,053     162,158
        14        61,736       27,164      27,111     127,164     43,362      43,309     143,362     70,896      70,844     170,896
        15        67,972       28,655      28,655     128,655     47,314      47,314     147,314     80,412      80,412     180,412
        16        74,521       29,962      29,962     129,962     51,271      51,271     151,271     90,733      90,733     190,733
        17        81,397       31,133      31,133     131,133     55,278      55,278     155,278    101,989     101,989     201,989
        18        88,617       32,155      32,155     132,155     59,323      59,323     159,323    114,263     114,263     214,263
        19        96,198       33,021      33,021     133,021     63,397      63,397     163,397    127,644     127,644     227,644
        20       104,158       33,719      33,719     133,719     67,486      67,486     167,486    142,233     142,233     242,233
        21       112,516       36,292      36,292     136,292     71,411      71,411     171,411    149,149     149,149     249,149
        22       121,291       38,775      38,775     138,775     75,298      75,298     175,298    156,149     156,149     256,149
        23       130,506       41,139      41,139     141,139     79,125      79,125     179,125    163,211     163,211     263,211
        24       140,181       43,358      43,358     143,358     82,864      82,864     182,864    170,316     170,316     270,316
        25       150,340       45,397      45,397     145,397     86,484      86,484     186,484    177,437     177,437     277,437
        26       161,007       47,221      47,221     147,221     89,953      89,953     189,953    184,546     184,546     284,546
        27       172,208       48,794      48,794     148,794     93,236      93,236     193,236    191,616     191,616     291,616
        28       183,968       50,080      50,080     150,080     96,301      96,301     196,301    198,618     198,618     298,618
        29       196,317       51,077      51,077     151,077     99,148      99,148     199,148    205,561     205,561     305,561
        30       209,282       51,693      51,693     151,693    101,688     101,688     201,688    212,360     212,360     312,360
        31       222,896       51,862      51,862     151,862    103,859     103,859     203,859    218,960     218,960     318,960
        32       237,191       51,515      51,515     151,515    105,593     105,593     205,593    225,301     225,301     325,301
        33       252,201       50,632      50,632     150,632    106,874     106,874     206,874    231,374     231,374     331,374
        34       267,961       49,073      49,073     149,073    107,566     107,566     207,566    237,049     237,049     337,049
        35       284,509       46,822      46,822     146,822    107,657     107,657     207,657    242,322     242,322     342,322
        36       301,884       43,717      43,717     143,717    106,986     106,986     206,986    247,042     247,042     347,042
        37       320,129       39,657      39,657     139,657    105,459     105,459     205,459    251,121     251,121     351,121
        38       339,285       34,645      34,645     134,645    103,081     103,081     203,081    254,573     254,573     354,573
        39       359,399       28,483      28,483     128,483     99,658      99,658     199,658    257,214     257,214     357,214
        40       380,519       21,140      21,140     121,140     95,164      95,164     195,164    259,026     259,026     359,026
        41       402,695       12,349      12,349     112,349     89,336      89,336     189,336    259,757     259,757     359,757
        42       425,980        2,025       2,025     102,025     82,093      82,093     182,093    259,335     259,335     359,335
        43       450,429            0           0           0     73,280      73,280     173,280    257,617     257,617     357,617
        44       476,100                                          62,732      62,732     162,732    254,446     254,446     354,446
        45       503,055                                          50,294      50,294     150,294    249,682     249,682     349,682
        46       531,358                                          35,832      35,832     135,832    243,200     243,200     343,200
        47       561,076                                          19,288      19,288     119,288    234,957     234,957     334,957
        48       592,280                                             531         531     100,531    224,832     224,832     324,832
        49       625,044                                               0           0           0    212,702     212,702     312,702
        50       659,446                                                                            198,434     198,434     298,434


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates, a monthly administrative charge of $31.00 per month in Policy Year 1 and $6.00 per month thereafter, and a mortality and expense risk charge of 0.90% of net assets.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER



                         $3,000 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 2
                    USING GUARANTEED COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         3,150        2,042       1,570     102,042      2,188       1,715     102,188      2,333       1,861     102,333
         2         6,458        4,320       3,848     104,320      4,748       4,276     104,748      5,194       4,722     105,194
         3         9,930        6,529       6,056     106,529      7,387       6,915     107,387      8,317       7,845     108,317
         4        13,577        8,668       8,196     108,668     10,107       9,634     110,107     11,728      11,255     111,728
         5        17,406       10,735      10,263     110,735     12,906      12,433     112,906     15,450      14,978     115,450
         6        21,426       12,729      12,257     112,729     15,786      15,313     115,786     19,515      19,043     119,515
         7        25,647       14,644      14,225     114,644     18,743      18,323     118,743     23,950      23,530     123,950
         8        30,080       16,476      16,109     116,476     21,773      21,406     121,773     28,786      28,418     128,786
         9        34,734       18,219      17,904     118,219     24,874      24,559     124,874     34,056      33,741     134,056
        10        39,620       19,866      19,603     119,866     28,039      27,777     128,039     39,797      39,534     139,797
        11        44,751       21,470      21,260     121,470     31,326      31,116     131,326     46,115      45,905     146,115
        12        50,139       22,967      22,809     122,967     34,670      34,513     134,670     52,994      52,837     152,994
        13        55,796       24,352      24,247     124,352     38,068      37,963     138,068     60,488      60,383     160,488
        14        61,736       25,620      25,568     125,620     41,515      41,462     141,515     68,650      68,598     168,650
        15        67,972       26,763      26,763     126,763     45,001      45,001     145,001     77,538      77,538     177,538
        16        74,521       27,770      27,770     127,770     48,515      48,515     148,515     87,213      87,213     187,213
        17        81,397       28,630      28,630     128,630     52,045      52,045     152,045     97,742      97,742     197,742
        18        88,617       29,329      29,329     129,329     55,574      55,574     155,574    109,193     109,193     209,193
        19        96,198       29,848      29,848     129,848     59,079      59,079     159,079    121,638     121,638     221,638
        20       104,158       30,169      30,169     130,169     62,538      62,538     162,538    135,156     135,156     235,156
        21       112,516       32,110      32,110     132,110     65,774      65,774     165,774    141,296     141,296     241,296
        22       121,291       33,896      33,896     133,896     68,907      68,907     168,907    147,450     147,450     247,450
        23       130,506       35,503      35,503     135,503     71,913      71,913     171,913    153,598     153,598     253,598
        24       140,181       36,903      36,903     136,903     74,770      74,770     174,770    159,723     159,723     259,723
        25       150,340       38,065      38,065     138,065     77,447      77,447     177,447    165,797     165,797     265,797
        26       161,007       38,941      38,941     138,941     79,898      79,898     179,898    171,782     171,782     271,782
        27       172,208       39,413      39,413     139,413     82,008      82,008     182,008    177,567     177,567     277,567
        28       183,968       39,530      39,530     139,530     83,829      83,829     183,829    183,210     183,210     283,210
        29       196,317       39,151      39,151     139,151     85,222      85,222     185,222    188,578     188,578     288,578
        30       209,282       38,194      38,194     138,194     86,107      86,107     186,107    193,598     193,598     293,598
        31       222,896       36,594      36,594     136,594     86,424      86,424     186,424    198,215     198,215     298,215
        32       237,191       34,287      34,287     134,287     86,110      86,110     186,110    202,372     202,372     302,372
        33       252,201       31,209      31,209     131,209     85,105      85,105     185,105    206,017     206,017     306,017
        34       267,961       27,305      27,305     127,305     83,356      83,356     183,356    209,104     209,104     309,104
        35       284,509       22,495      22,495     122,495     80,789      80,789     180,789    211,567     211,567     311,567
        36       301,884       16,672      16,672     116,672     77,297      77,297     177,297    213,306     213,306     313,306
        37       320,129        9,699       9,699     109,699     72,750      72,750     172,750    214,198     214,198     314,198
        38       339,285        1,411       1,411     101,411     66,983      66,983     166,983    214,090     214,090     314,090
        39       359,399            0           0           0     59,816      59,816     159,816    212,807     212,807     312,807
        40       380,519            0           0           0     51,080      51,080     151,080    210,190     210,190     310,190
        41       402,695            0           0           0     40,630      40,360     140,630    206,104     206,104     306,104
        42       425,980            0           0           0     28,340      28,340     128,340    200,433     200,433     300,433
        43       450,429            0           0           0     14,093      14,093     114,093    193,069     193,069     293,069
        44       476,100                                               0           0           0    183,930     183,930     283,930
        45       503,055                                               0           0           0    172,910     172,910     272,910
        46       531,358                                               0           0           0    159,877     159,877     259,877
        47       561,076                                               0           0           0    144,666     144,666     244,666
        48       592,280                                               0           0           0    127,053     127,053     227,053
        49       625,044                                               0           0           0    106,726     106,726     206,726
        50       659,446                                                                             83,021      83,021     183,021


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.

(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates, a monthly administrative charge of $33.00 per month in Policy Year 1 and $8.00 per month thereafter, and a mortality and expense risk charge of 0.90% of net assets.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER



                         $1,500 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                     USING CURRENT COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         1,575          688         283     100,000        750         345     100,000        812         407     100,000
         2         3,229        1,639       1,234     100,000      1,815       1,410     100,000      2,000       1,595     100,000
         3         4,965        2,547       2,142     100,000      2,901       2,496     100,000      3,285       2,880     100,000
         4         6,788        3,414       3,009     100,000      4,007       3,602     100,000      4,675       4,270     100,000
         5         8,703        4,236       3,831     100,000      5,130       4,725     100,000      6,180       5,775     100,000
         6        10,713        5,013       4,608     100,000      6,271       5,866     100,000      7,810       7,405     100,000
         7        12,824        5,739       5,379     100,000      7,425       7,065     100,000      9,574       9,214     100,000
         8        15,040        6,409       6,094     100,000      8,586       8,271     100,000     11,481      11,166     100,000
         9        17,367        7,018       6,748     100,000      9,752       9,482     100,000     13,543      13,273     100,000
        10        19,810        7,561       7,336     100,000     10,914      10,689     100,000     15,772      15,547     100,000
        11        22,376        8,238       8,058     100,000     12,276      12,096     100,000     18,386      18,206     100,000
        12        25,069        8,994       8,859     100,000     13,788      13,653     100,000     21,366      21,231     100,000
        13        27,898        9,656       9,566     100,000     15,291      15,201     100,000     24,590      24,500     100,000
        14        30,868       10,226      10,181     100,000     16,786      16,741     100,000     28,093      28,048     100,000
        15        33,986       10,693      10,693     100,000     18,263      18,263     100,000     31,900      31,900     100,000
        16        37,261       11,015      11,015     100,000     19,682      19,682     100,000     36,018      36,018     100,000
        17        40,699       11,234      11,234     100,000     21,084      21,084     100,000     40,528      40,528     100,000
        18        44,309       11,339      11,339     100,000     22,457      22,457     100,000     45,476      45,476     100,000
        19        48,099       11,321      11,321     100,000     23,797      23,797     100,000     50,919      50,919     100,000
        20        52,079       11,168      11,168     100,000     25,094      25,094     100,000     56,926      56,926     100,000
        21        56,258       11,551      11,551     100,000     26,276      26,276     100,000     59,936      59,936     100,000
        22        60,646       11,784      11,784     100,000     27,385      27,385     100,000     63,045      63,045     100,000
        23        65,253       11,840      11,840     100,000     28,404      28,404     100,000     66,264      66,264     100,000
        24        70,091       11,688      11,688     100,000     29,314      29,314     100,000     69,605      69,605     100,000
        25        75,170       11,288      11,288     100,000     30,095      30,095     100,000     73,085      73,085     100,000
        26        80,504       10,596      10,596     100,000     30,722      30,722     100,000     76,726      76,726     100,000
        27        86,104        9,563       9,563     100,000     31,169      31,169     100,000     80,555      80,555     100,000
        28        91,984        8,134       8,134     100,000     31,407      31,407     100,000     84,606      84,606     100,000
        29        98,158        6,277       6,277     100,000     31,431      31,431     100,000     88,927      88,927     100,000
        30       104,641        3,867       3,867     100,000     31,164      31,164     100,000     93,562      93,562     100,112
        31       111,448          787         787     100,000     30,549      30,549     100,000     98,495      98,495     103,420
        32       118,596            0           0           0     29,508      29,508     100,000    103,585     103,586     108,766
        33       126,100                                          27,991      27,991     100,000    108,840     108,840     114,282
        34       133,980                                          25,846      25,846     100,000    114,252     114,252     119,965
        35       142,254                                          22,986      22,986     100,000    119,827     119,827     125,818
        36       150,942                                          19,183      19,183     100,000    125,557     125,557     131,835
        37       160,064                                          14,202      14,202     100,000    131,440     131,440     138,012
        38       169,643                                           7,839       7,839     100,000    137,479     137,479     144,353
        39       179,700                                               0           0           0    143,664     143,664     150,848
        40       190,260                                                                            149,996     149,996     157,495
        41       201,348                                                                            156,455     156,455     164,278
        42       212,990                                                                            163,037     163,037     171,189
        43       225,215                                                                            169,731     169,731     178,218
        44       238,050                                                                            176,522     176,522     185,348
        45       251,528                                                                            183,396     183,396     192,566
        46       265,679                                                                            190,341     190,341     199,858
        47       280,538                                                                            197,755     197,755     205,665
        48       296,140                                                                            205,730     205,730     211,901
        49       312,522                                                                            214,372     214,372     218,660
        50       329,723                                                                            223,809     223,809     223,809


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates, a monthly administrative charge of $31.00 per month in Policy Year 1 and $6.00 thereafter, and a mortality and expense risk charge of 0.90% of net assets.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ILLUSTRATION OF POLICY VALUES
PROTECTIVE LIFE INSURANCE COMPANY
FEMALE ISSUE AGE: 45                                                  NON-SMOKER



                         $1,500 ANNUAL PLANNED PREMIUM
                              $100,000 FACE AMOUNT
                             DEATH BENEFIT OPTION 1
                    USING GUARANTEED COST OF INSURANCE RATES



               PREMIUMS              0% HYPOTHETICAL                    6% HYPOTHETICAL                   12% HYPOTHETICAL
              ACCUMULATED        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
  END OF          AT        ---------------------------------  ---------------------------------  ---------------------------------
  POLICY      5% INTEREST    POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH     POLICY     SURRENDER     DEATH
   YEAR        PER YEAR       VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT     VALUE       VALUE      BENEFIT
-----------  -------------  ---------  -----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------
         1         1,575          664         259     100,000        726         321     100,000        787         382     100,000
         2         3,229        1,591       1,186     100,000      1,765       1,360     100,000      1,947       1,542     100,000
         3         4,965        2,477       2,072     100,000      2,824       2,419     100,000      3,201       2,796     100,000
         4         6,788        3,321       2,916     100,000      3,902       3,497     100,000      4,557       4,152     100,000
         5         8,703        4,121       3,716     100,000      4,996       4,591     100,000      6,024       5,619     100,000
         6        10,713        4,875       4,470     100,000      6,106       5,701     100,000      7,613       7,208     100,000
         7        12,824        5,579       5,219     100,000      7,227       6,867     100,000      9,330       8,970     100,000
         8        15,040        6,227       5,912     100,000      8,355       8,040     100,000     11,186      10,871     100,000
         9        17,367        6,815       6,545     100,000      9,484       9,214     100,000     13,192      12,922     100,000
        10        19,810        7,336       7,111     100,000     10,609      10,384     100,000     15,357      15,132     100,000
        11        22,376        7,815       7,635     100,000     11,755      11,575     100,000     17,732      17,552     100,000
        12        25,069        8,216       8,081     100,000     12,888      12,753     100,000     20,301      20,166     100,000
        13        27,898        8,535       8,445     100,000     14,002      13,912     100,000     23,087      22,997     100,000
        14        30,868        8,769       8,724     100,000     15,095      15,050     100,000     26,114      26,069     100,000
        15        33,986        8,906       8,906     100,000     16,156      16,156     100,000     29,407      29,407     100,000
        16        37,261        8,938       8,938     100,000     17,175      17,175     100,000     32,994      32,994     100,000
        17        40,699        8,852       8,852     100,000     18,142      18,142     100,000     36,911      36,911     100,000
        18        44,309        8,634       8,634     100,000     19,041      19,041     100,000     41,194      41,194     100,000
        19        48,099        8,263       8,263     100,000     19,855      19,855     100,000     45,889      45,889     100,000
        20        52,079        7,719       7,719     100,000     20,562      20,562     100,000     51,052      51,052     100,000
        21        56,258        7,449       7,449     100,000     21,091      21,091     100,000     53,479      53,479     100,000
        22        60,646        6,947       6,947     100,000     21,472      21,472     100,000     55,953      55,953     100,000
        23        65,253        6,178       6,178     100,000     21,679      21,679     100,000     58,480      58,480     100,000
        24        70,091        5,101       5,101     100,000     21,689      21,689     100,000     61,069      61,069     100,000
        25        75,170        3,666       3,666     100,000     21,468      21,468     100,000     63,731      63,731     100,000
        26        80,504        1,800       1,800     100,000     20,968      20,968     100,000     66,472      68,472     100,000
        27        86,104            0           0           0     20,079      20,079     100,000     69,285      69,285     100,000
        28        91,984            0           0           0     18,815      18,815     100,000     72,217      72,217     100,000
        29        98,158            0           0           0     17,029      17,029     100,000     75,271      75,271     100,000
        30       104,641            0           0           0     14,602      14,602     100,000     78,473      78,473     100,000
        31       111,448            0           0           0     11,409      11,409     100,000     81,867      81,867     100,000
        32       118,596            0           0           0      7,293       7,293     100,000     85,510      85,510     100,000
        33       126,100                                           2,066       2,055     100,000     89,471      89,471     100,000
        34       133,980                                               0           0           0     93,844      93,844     100,000
        35       142,254                                               0           0           0     98,568      98,568     103,496
        36       150,942                                               0           0           0    103,418     103,418     108,589
        37       160,064                                               0           0           0    108,390     108,390     113,809
        38       169,643                                               0           0           0    113,476     113,476     119,150
        39       179,700                                               0           0           0    118,668     118,668     124,602
        40       190,260                                                                            123,956     123,956     130,154
        41       201,348                                                                            129,332     129,332     135,799
        42       212,900                                                                            134,787     134,787     141,526
        43       225,215                                                                            140,312     140,312     147,328
        44       238,050                                                                            145,902     145,902     153,197
        45       251,528                                                                            151,546     151,546     159,124
        46       265,679                                                                            157,235     157,235     165,096
        47       280,538                                                                            163,344     163,344     169,878
        48       296,140                                                                            169,955     169,955     175,054
        49       312,522                                                                            177,164     177,164     180,707
        50       329,723                                                                            185,085     185,085     185,085


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Assumes that no Policy loans have been made.

(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates, a monthly administrative charge of $33.00 per month in Policy Year 1 and $8.00 per month thereafter, and a mortality and expense risk charge of 0.90% of net assets.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.


    THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF
INFLATION. THE DEATH BENEFIT AND POLICY VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

LIMITS ON RIGHTS TO CONTEST THE POLICY

    INCONTESTABILITY. Protective Life will not contest the Policy, or any supplemental benefit and/or rider, after the Policy or rider has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider, unless fraud is involved. Any increase in the Face Amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.


    SUICIDE EXCLUSION. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.


CHANGES IN THE POLICY OR BENEFITS


    MISSTATEMENT OF AGE OR SEX. If the Insured's age or sex has been misstated in the application for the Policy or in any application for supplemental benefits and/or riders, the Death Benefit under the Policy or such supplemental benefits and/or riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental benefits and/or riders, at the correct age and sex.


    OTHER CHANGES. At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws, regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Code. Any such changes will apply uniformly to all affected Policies and Owners will receive notification of such changes.

SUSPENSION OR DELAY IN PAYMENTS


    Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of all required documents. However, Protective Life may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners. See also "Payments from the Fixed Account".


REPORTS TO POLICY OWNERS

    Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current Net Premium allocations; charges deducted since the last report; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay Premium Payments or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

ASSIGNMENT

    The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Protective Life, it must be in writing and filed at the Home Office. Once Protective Life has received a signed copy of the
assignment,  the   Owner's  rights   and  the   interest  of   any   Beneficiary

(or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. See "Tax Considerations".


ARBITRATION

    The Policy provides that any controversy, dispute or claim by any Owner(s), Insured, or Beneficiary (a "claimant") arising out of insurance provided under the Policy will be submitted to binding arbitration pursuant to the Federal Arbitration Act. Arbitration will be binding upon any claimant as well as Protective Life and may not be set aside in later litigation except upon the limited circumstances set forth in the Federal Arbitration Act. Arbitration expenses will be borne by the losing party or in such proportion as the arbitrator(s) shall decide. Consult the Policy for additional information. This provision does not apply to Policies issued to residents of the State of Tennessee.

SUPPLEMENTAL BENEFITS AND/OR RIDERS


    The following supplemental benefits and/or riders are available and may be added to your Policy. Monthly charges for these benefits and/or riders will be deducted from your Policy Value as part of the monthly deduction (see "Monthly Deduction"). The supplemental benefits and/or riders available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.



    CHILDREN'S  TERM LIFE INSURANCE RIDER.   Provides a death benefit payable on
the death of a covered child. More than one child can be covered. There is no cash value for this benefit.



    ACCIDENTAL  DEATH  BENEFIT  RIDER.   Provides  an  additional  death benefit
payable if the Insured's death results from certain accidental causes. There is no cash value for this benefit.



    DISABILITY BENEFIT RIDER. Provides for the crediting of a specific Premium Payment to a Policy on each Monthly Anniversary during the total disability of the Insured. After the Insured has been totally disabled (as defined in the rider) for six months, the Company will credit Premium Payments to the Policy equal to the disability benefit amount shown in the Policy multiplied by the number of Monthly Anniversary Days that have occurred since the onset of total disability. Monthly Anniversary Days that occur more than one calendar year prior to the date that We receive a claim under a rider are not included for the purpose of this calculation. Subsequent to the time that the Insured has been totally disabled for six months, We will credit a Premium Payment equal to the disability benefit amount on each Monthly Anniversary Day. The Owner may change the disability benefit amount by Written Notice at any time before the Insured becomes totally disabled.



    GUARANTEED INSURABILITY RIDER. Provides the right to increase the Face Amount of your Policy under two options. The Option exercise date depends on the rider selected: Variable Option or Survivor's Choice. Under the Variable Option you can increase the Face Amount at designated future points in time (selected at issue) without evidence of insurability. Under the Survivor's Choice Option, you specify (at issue) a designated life (other than the Insured). When the designated person dies, the Owner has the option to increase the Face Amount without evidence of insurability. See "Changing the Face Amount".



    PROTECTED INSURABILITY BENEFIT RIDER.   Provides the  right to increase  the
Face Amount of your Policy at designated option dates at age 25, 28, 31, 34, 37 and 40 without evidence of insurability.


    Additional rules and limits apply to these supplemental benefits and/or riders. Not all such benefits may be available at any time, and supplemental benefits and/or riders in addition to those listed above may be made available. Please ask your Protective Life agent for further information, or contact the Home Office.


REINSURANCE



    The Company may reinsure a portion of the risks assumed under the Policies.

                               USES OF THE POLICY



    Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans.



    As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of subaccounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Value or Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, policy loans and interest paid on policy loans may significantly affect current and future Policy Value, Cash Value, Surrender Value or Death Benefit Proceeds. If, for example, a policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a Beneficiary.



    Prior to utilizing this Policy or the above applications you should consider
whether  the  anticipated  duration  of  the  Policy  is  appropriate  for   the
application for which you intend to purchase it.



    In addition, you need to consider the tax implications of using the Policy with these applications. Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the policy is withdrawn, surrendered, lapses or matures. BECAUSE OF THESE RISKS, YOU NEED TO CAREFULLY CONSIDER HOW YOU USE THIS POLICY. THIS POLICY MAY NOT BE SUITABLE FOR ALL PERSONS, UNDER ANY OF THESE APPLICATIONS.


                               TAX CONSIDERATIONS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Policy. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

TAX STATUS OF PROTECTIVE LIFE

    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy's Cash Value. However, Protective Life does deduct a charge of 1.25% of each Premium Payment in all Policy Years to compensate it for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the Cash Values, of a Policy for any federal, state, or local income taxes that it incurs and determines to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify You of any such charge.


TAXATION OF LIFE INSURANCE POLICIES

    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.


        DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately
    diversified".   If  the  Variable   Account  fails  to   comply  with  these
    diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxable currently on the income on the contract (as defined in the tax law) beginning with the period of non-diversification. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.



        OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a vari-able contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Trea-sury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the invest-ments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets". As of the date of this Prospectus, no such guid-ance has been issued.


        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Policy has the choice of more investment options to which to allocate premium payments and Variable Account values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account. In addition, Protective Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

    The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

    If the Death Benefit Proceeds is not received in a lump sum and is, instead, applied under either settlement Options 1, 2, or 4, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the Beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the Beneficiary's income. If the Death Benefit Proceeds is applied under Option 3 (Interest Income), the interest payments will be includible in the Beneficiary's income.


    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in an Owner's Policy Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the Surrender Value over the "investment in the contract" will be includible in the Owner's income. The "investment in the contract" is the aggregate Premiums Payments less the aggregate amount received under the Policy previously to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.


POLICIES WHICH ARE NOT MECS


        TAX TREATMENT OF WITHDRAWALS GENERALLY. If the Policy is not a MEC (described below), the amount of any withdrawal from the Policy generally will be considered first as non-taxable recovery of premium and then income from the Policy. Thus, a withdrawal under a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.



        CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. As indicated above, section 7702 places limitations on the amount of premiums that may be paid and the Policy Values that can accumulate relative to the Death Benefit. Where cash distributions are required under section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the face amount, a change from an Increasing Death Benefit to a Level Death Benefit, if withdrawals are made, and in certain other instances.


        TAX TREATMENT OF LOANS. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. However, in those situations where the interest rate credited to the Loan Account equals the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a Policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income.


        Generally, interest paid on any loans under this Policy will not be tax deductible unless paid in connection with a taxpayer's trade or business. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any individual who is an officer or employee or is financially interested in the trade or business, interest is deductible under current law only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. Moreover, as of the date of this prospectus, Congress is considering legislation which would disallow the deduction of such interest even where the amount of the loan is less than $50,000. (It is possible that if the interest paid deduction on such loans is repealed, a narrow exception may be retained for senior employees.) This legislation would be effective generally for interest paid or accrued on or after January 1, 1996. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.


POLICIES WHICH ARE MECS


        CHARACTERIZATION OF A POLICY AS A MEC. In general, a Policy will be considered a MEC for federal income tax purposes if (1) the Policy is received in exchange for a life insurance contract that was a MEC, or (2) the Policy is entered into after June 21, 1988 and premiums are paid into the Policy more rapidly than the rate defined by a "7-Pay Test". This test generally provides that a Policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Policy at any time during the 1st 7 Policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Policy (as defined in the tax law) will generally result in a re-application of the 7-Pay Test. In addition, any reduction in benefits during the 7-Pay period will affect the application of this test. Protective Life will monitor the Policies and will attempt to notify Owners on a timely basis if a Policy is in jeopardy of becoming a MEC.



        TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the Policy is a MEC, withdrawals from the Policy will be considered first as withdrawals of income and then as a recovery of premiums paid. Thus, withdrawals will be includible in income to the extent the Policy Value exceeds the investment in the contract. The amount of any Policy Debt will be treated as a withdrawal for tax purposes. In addition, the discussion of interest on loans and of lapses while loans are outstanding under the caption "Policies Which Are Not MECs" also applies to Policies which are MECs.



            If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. The Owner's investment in the contract is increased by the amount includible in income with respect to such assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a qualified tax advisor.



        PENALTY TAX. Generally, proceeds of a surrender or a withdrawals (or the amount of any deemed withdrawal) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the Owner attains age 59 , (2) because the Owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the Owner (or the joint lives or life expectancies of the Owner and his or her beneficiary, as defined in the tax law).


        AGGREGATION OF POLICIES. All life insurance contracts which are treated as MECs and which are purchased by the same person from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not clear; however, it could affect the time when income is taxable and the amount which might be subject to the 10% penalty tax described above.

    TREATMENT OF MATURITY BENEFITS AND EXTENSION OF MATURITY DATE. At the Maturity Date, the Surrender Value will be paid to the Owner. This payment will be taxable in the same manner as a surrender of the Policy. If the Owner elects to extend the Maturity Date (which must be done prior to the Maturity Date) and such extension is approved, it is possible that the IRS could treat the Owner as being in constructive receipt of the Cash Value when the insured reaches age 95. If this were the case, an amount equal to the excess of the Cash Value over the investment in the contract could be includible in the Owner's income at that time.

    ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. Protective Life believes that the maximum amount of premiums it has determined for the Policies will comply with the federal tax definition of life insurance. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums. Protective Life also reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance.

    OTHER CONSIDERATIONS. Changing the Owner, exchanging the Policy, changing from one Death Benefit option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal.

FEDERAL INCOME TAX WITHHOLDING


    Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's total tax liability.


            OTHER INFORMATION ABOUT THE POLICIES AND PROTECTIVE LIFE

SALE OF THE POLICIES


    Investment Distributors, Inc. ("IDI"), a wholly-owned subsidiary of Protective Life Corporation, acts as a principal underwriter of the Policies. IDI also acts as principal underwriter of variable annuity contracts issued through Protective Variable Annuity Separate Account, and of the Fund. IDI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Policies are sold by certain registered representatives of broker-dealers (including Pro Equities, Inc., an affiliate of Protective Life and IDI) that have entered into selling agreements with IDI, who are also appointed and licensed as insurance agents of Protective Life. Registered representatives may be paid commissions on Policies they sell based on Premium Payments paid in amounts up to 50% of a targeted first year premium payment. A targeted first year premium payment is approximately equal to your minimum initial premium on an annual basis. For Premium Payments paid in the first policy year which exceed this targeted amount, registered representatives may receive up to 5% on Premium Payments in excess of target. For Premium Payments received during policy years two through ten, the registered representatives may be paid up to 5% on Premium Payments, and .025% on unloaned Policy Value after the first ten Policy Years. Other allowances and overrides, and non-cash compensation, also may be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation.

PROTECTIVE LIFE DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective Life's directors and executive officers.

        NAME          AGE                      POSITION WITH PROTECTIVE LIFE
--------------------  ---   -------------------------------------------------------------------
Drayton Nabers, Jr.   54    President and a Director
R. Stephen Briggs     45    Executive Vice President and a Director
John D. Johns         41    Executive Vice President and Chief Financial Officer and a Director
Ormond L. Bentley     59    Senior Vice President, Group and a Director
Deborah J. Long       40    Senior Vice President and General Counsel
Jim E. Massengale     52    Senior Vice President and a Director
Steven A. Schultz     41    Senior Vice President, Financial Institutions and a Director
Wayne E. Stuenkel     41    Senior Vice President and Chief Actuary and a Director
A. S. Williams III    58    Senior Vice President, Investments and Treasurer and a Director
Judy Wilson           36    Senior Vice President, Guaranteed Investment Contracts
Carolyn King          45    Senior Vice President, Investment Products
Jerry W. DeFoor       42    Vice President and Controller, and Chief Accounting Officer

    All executive officers and directors are elected annually. Executive officers serve at the pleasure of the Board of Directors and directors are elected by PLC at the annual meeting of shareholders of Protective Life.

    Since May 1992, Mr. Nabers has been President and Chief Executive Officer of PLC. Mr. Nabers had been President of Protective Life and PLC since August 1982, and had been Senior Vice President of each from September 1981 to August 1982. From February 1980 to September 1981, he served as Senior Vice President, Operations of Protective. From 1979 to February 1980, he was Senior Vice President, Operations and General Counsel of Protective.

    Mr. Briggs has been Executive Vice President of PLC and Protective Life since October 1993. From January 1993 to October 1993 he was Senior Vice President, Life Insurance and Investment Products of Protective Life and PLC. Mr. Briggs had been Senior Vice President, Ordinary Marketing of PLC since August 1988 and of Protective Life since April 1986. From July 1983 to April 1986, he was President of First Protective Insurance Group, Inc.

    Mr. Johns has been Executive Vice President and Chief Financial Officer of PLC and Protective Life since October 1993. From August 1988 to October 1993, he served as Vice President and General Counsel of Sonat, Inc.

    Mr. Bentley has been Senior Vice President, Group of Protective Life since December 1978. He has also served as Senior Vice President, Group of PLC since August 1988. Mr. Bentley has been employed by Protective Life since October 1965.

    Ms. Long has been Senior Vice President and General Counsel of PLC and Protective Life since February 1, 1994. From August 2, 1993 to January 31, 1994, Ms. Long served as General Counsel of PLC and from February 1984 to January 31, 1994 she practiced law with the law firm of Maynard, Cooper & Gale, P.C.

    Mr. Massengale has been Senior Vice President of Protective Life and PLC since June 1992. From May 1989 to June 1992 Mr. Massengale was Senior Vice President, Operations and Systems of Protective Life and PLC. From January 1983 to May 1989, he was Senior Vice President, Corporate Systems of Protective Life and PLC.

    Mr. Schultz has been Senior Vice President, Financial Institutions of Protective Life and PLC since March 1993. Mr. Schultz served as Vice President, Financial Institutions of Protective Life from February 1989 to March 1993 and of PLC from February 1993 to March 1993. From June 1977 through January 1989, he was employed by and served in a number of capacities with The Minnesota Mutual Life Insurance Company, finally serving as Director, Group Sales.

    Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective Life and PLC since March 1987. From June 1986 to March 1987, he was Vice President and Chief Actuary of Protective Life and PLC. From January 1982 to June 1986, he served as Vice President and Ordinary Actuary of Protective Life. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by Protective Life since September 1978.

    Mr. Williams has been Senior Vice President, Investments and Treasurer of PLC since July 1981. Mr. Williams also serves as Senior Vice President, Investments and Treasurer of Protective Life. Mr. Williams has been employed by Protective Life since November 1964.

    Ms. Wilson has been Senior Vice President, Guaranteed Investment Contracts of PLC and Protective Life since January 1995. From October 1989 to January
1995, she was Vice President of Guaranteed Investment Contracts of PLC and Protective Life.

    Ms. King has been Senior Vice President, Investment Products since March, 1995. From August, 1994 to March, 1995, Ms. King was Senior Vice President and Chief Investment Officer of Provident Life & Accident Insurance Company. From November 1987 until March 1995, Ms. King served as President of Provident National Assurance Company.

    Mr. DeFoor has been Vice President and Controller, and Chief Accounting Officer of Protective Life and PLC since April 1989. Mr. DeFoor is a certified public accountant and has been employed by Protective Life since August 1982.

STATE REGULATION

    Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

    Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

ADDITIONAL INFORMATION

    A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

EXPERTS


    The consolidated balance sheets of Protective Life as of December 31, 1994 and 1993 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1994 and the related financial statement schedules included in this Prospectus, have been included herein in reliance on the report, which includes an explanatory paragraph with respect to changes in the Company's methods of accounting for certain investments in debt and equity securities in 1993 and postretirement benefits other than pensions in 1992, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.



    With respect to the unaudited interim financial information of Protective Life for the three-month and nine-month periods ended September 30, 1994 and 1993, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, which includes an explanatory paragraph with respect to changes in the Company's methods of accounting in certain investments in debt and equity securities in 1993 and postretirement benefits other than pensions in 1992, included in this S-6 Registration Statement states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.



    Actuarial matters included in this Prospectus have been examined by Milliman & Robertson whose opinion is filed as an exhibit to the registration statement.


LEGAL MATTERS

    Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

FINANCIAL STATEMENTS


    No financial statements of the Variable Account are included herein because, as of the date of this Prospectus, the Variable Account had not yet commenced operations, had no assets, and had incurred no liabilities. The financial statements of Protective Life appear on the following pages. The financial statements of Protective Life should be distinguished from financial statements of the Variable Account and should be considered only as bearing upon Protective Life's ability to meet its obligations under the Policies.

                         INDEX TO FINANCIAL STATEMENTS



PROTECTIVE LIFE INSURANCE COMPANY

Report of Independent Accountants....................................................        F-2
Consolidated Statements of Income for the years ended December 31, 1994, 1993, and
 1992................................................................................        F-3
Consolidated Balance Sheets as of December 31, 1994 and 1993.........................        F-4
Consolidated Statements of Stockholder's Equity for the years ended December 31,
 1994, 1993, and 1992................................................................        F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993,
 and 1992............................................................................        F-6
Notes to Consolidated Financial Statements...........................................        F-7
Report of Independent Accountants....................................................       F-26
Consolidated Condensed Statements of Income for the Three and Nine Months ended
 September 30, 1995 and 1994 (unaudited).............................................       F-27
Consolidated Condensed Balance Sheets as of September 30, 1995 (unaudited) and
 December 31, 1994...................................................................       F-28
Consolidated Condensed Statements of Cash Flows for the Nine Months ended September
 30, 1995 and 1994 (unaudited).......................................................       F-29
Notes to Consolidated Condensed Financial Statements.................................       F-30

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Directors and Stockholder


Protective Life Insurance Company


Birmingham, Alabama



    We have audited the consolidated financial statements and the financial statement schedules of Protective Life Insurance Company and subsidiaries, included on pages F-3 through F-25 and S-1 through S-3, respectively, of this registration statement on Form S-6. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.



    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protective Life Insurance Company and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.



    As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1993. Also, as discussed in Note L to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1992.



                                          COOPERS & LYBRAND L.L.P.



Birmingham, Alabama
February 13, 1995

                       PROTECTIVE LIFE INSURANCE COMPANY



                       CONSOLIDATED STATEMENTS OF INCOME


                             (DOLLARS IN THOUSANDS)



                                                                                    YEAR ENDED DECEMBER 31
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
REVENUES
  Premiums and policy fees (net of reinsurance ceded: 1994 - $172,575; 1993
   - $126,912; 1992 - $109,355)............................................  $   402,772  $   351,423  $   323,136
  Net investment income....................................................      408,933      354,165      274,991
  Realized investment gains (losses).......................................        6,298        5,054         (154)
  Other income.............................................................       11,977        4,756       10,675
                                                                             -----------  -----------  -----------
                                                                                 829,980      715,398      608,648
                                                                             -----------  -----------  -----------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance ceded: 1994 -
   $112,922; 1993 - $84,949; 1992 - $67,436)...............................      517,110      461,636      409,557
  Amortization of deferred policy acquisition costs........................       88,089       73,335       48,403
  Other operating expenses (net of reinsurance ceded: 1994 - $14,326; 1993
   - $10,759; 1992 - $7,468)...............................................      119,203       94,315       91,925
                                                                             -----------  -----------  -----------
                                                                                 724,402      629,286      549,885
                                                                             -----------  -----------  -----------
INCOME BEFORE INCOME TAX...................................................      105,578       86,112       58,763
INCOME TAX EXPENSE
  Current..................................................................       37,586       33,039       19,475
  Deferred.................................................................       (4,731)      (3,082)      (2,082)
                                                                             -----------  -----------  -----------
                                                                                  32,855       29,957       17,393
                                                                             -----------  -----------  -----------
INCOME BEFORE MINORITY INTEREST............................................       72,723       56,155       41,370
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES...............                                     90
                                                                             -----------  -----------  -----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..........       72,723       56,155       41,280
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (NET OF INCOME TAX:
 $542).....................................................................                                  1,053
                                                                             -----------  -----------  -----------
NET INCOME.................................................................  $    72,723  $    56,155  $    40,227
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY



                          CONSOLIDATED BALANCE SHEETS


                             (DOLLARS IN THOUSANDS)



                                                                                          DECEMBER 31
                                                                                    ------------------------
                                                                                       1994          1993
                                                                                    ----------    ----------
ASSETS
Investments:
  Fixed maturities, at market (amortized cost: 1994-$3,698,370;
   1993-$2,985,670).............................................................    $3,493,646    $3,051,292
  Equity securities, at market (cost: 1994-$45,958; 1993-$33,331)...............        45,005        40,596
  Mortgage loans on real estate.................................................     1,488,495     1,408,444
  Investment real estate, net of accumulated depreciation (1994-$695;
   1993-$3,126).................................................................        20,170        21,928
  Policy loans..................................................................       147,608       141,136
  Other long-term investments...................................................        50,751        22,760
  Short-term investments........................................................        54,683        79,772
                                                                                    ----------    ----------
    Total investments...........................................................     5,300,358     4,765,928
Cash............................................................................                      23,951
Accrued investment income.......................................................        55,630        51,330
Accounts and premiums receivable, net of allowance for uncollectible
 amounts (1994-$2,464; 1993-$5,024).............................................        28,928        20,473
Reinsurance receivables.........................................................       122,175       102,559
Deferred policy acquisition costs...............................................       434,200       299,307
Property and equipment, net.....................................................        33,185        33,046
Receivables from related parties................................................           281           382
Other assets....................................................................        11,802         7,473
Assets related to separate accounts.............................................       124,145         3,400
                                                                                    ----------    ----------
                                                                                    $6,110,704    $5,307,849
                                                                                    ----------    ----------
                                                                                    ----------    ----------
LIABILITIES
Policy liabilities and accruals:
  Future policy benefits and claims.............................................    $1,694,295    $1,380,845
  Unearned premiums.............................................................       103,479        88,785
                                                                                    ----------    ----------
                                                                                     1,797,774     1,469,630
Guaranteed investment contract deposits.........................................     2,281,673     2,015,075
Annuity deposits................................................................     1,251,318     1,005,742
Other policyholders' funds......................................................       144,461       141,975
Other liabilities...............................................................        94,181        74,375
Accrued income taxes............................................................        (4,699)        7,483
Deferred income taxes...........................................................       (14,667)       69,118
Short-term debt.................................................................        --                20
Long-term debt..................................................................        --                98
Indebtedness to related parties.................................................        39,443        48,943
Liabilities related to separate accounts........................................       124,145         3,400
                                                                                    ----------    ----------
      Total liabilities.........................................................     5,713,629     4,835,859
                                                                                    ----------    ----------
COMMITMENTS AND CONTINGENT LIABILITIES -- NOTE G
REDEEMABLE PREFERRED STOCK, $1.00 par value, at redemption value
 Shares authorized and issued: 2,000............................................         2,000         2,000
                                                                                    ----------    ----------

STOCKHOLDER'S EQUITY
Common Stock, $1.00 par value...................................................         5,000         5,000
  Shares authorized and issued: 5,000,000
Additional paid-in capital......................................................       126,494       126,494
Net unrealized gains (losses) on investments (Net of income tax: 1994-$(57,902);
 1993-$19,774)..................................................................      (107,532)       39,284
Retained earnings...............................................................       377,049       305,176
Note receivable from PLC Employee Stock Ownership Plan..........................        (5,936)       (5,964)
                                                                                    ----------    ----------
      Total stockholder's equity................................................       395,075       469,990
                                                                                    ----------    ----------
                                                                                    $6,110,704    $5,307,849
                                                                                    ----------    ----------
                                                                                    ----------    ----------



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY



                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY


                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                            NET                        NOTE
                                                         ADDITIONAL     UNREALIZED                  RECEIVABLE        TOTAL
                                                COMMON    PAID-IN     GAINS (LOSSES)     RETAINED    FROM PLC     STOCKHOLDER'S
                                                STOCK     CAPITAL     ON INVESTMENTS     EARNINGS      ESOP          EQUITY
                                                ------   ----------   ---------------    --------   ----------    -------------
Balance, December 31, 1991...................   $5,000   $   84,737   $        3,981     $211,013   $  (6,263)    $    298,468
  Net income for 1992........................                                              40,227                       40,227
  Common dividends ($.38 per share)..........                                              (1,904)                      (1,904)
  Preferred dividends ($675 per share).......                                              (1,350)                      (1,350)
  Decrease in net unrealized gains on
   investments...............................                                   (825)                                     (825)
  Sale of PLC Stock to PLC ESOP (728
   shares)...................................                    16                                                         16
  Sale of PLC Stock to PLC (39,688 shares)...                   643                                                        643
  Transfer of assets from PLC................                    98                                                         98
  Decrease in note receivable from PLC
   ESOP......................................                                                             143              143
                                                ------   ----------   ---------------    --------   ----------    -------------
Balance, December 31, 1992...................   5,000        85,494            3,156      247,986      (6,120)         335,516
  Net income for 1993........................                                              56,155                       56,155
  Preferred dividends ($750 per share).......                                              (1,500)                      (1,500)
  Transfer of Southeast Health Plan, Inc.
   common stock to PLC.......................                                               2,535                        2,535
  Increase in net unrealized gains on
   investments...............................                                 36,128                                    36,128
  Capital contribution from PLC..............                41,000                                                     41,000
  Decrease in note receivable from PLC
   ESOP......................................                                                             156              156
                                                ------   ----------   ---------------    --------   ----------    -------------
Balance, December 31, 1993...................   5,000       126,494           39,284      305,176      (5,964)         469,990
  Net income for 1994........................                                              72,723                       72,723
  Preferred dividends ($425 per share).......                                                (850)                        (850)
  Decrease in net unrealized gains on
   investments...............................                               (146,816)                                 (146,816)
  Decrease in note receivable from PLC
   ESOP......................................                                                              28               28
                                                ------   ----------   ---------------    --------   ----------    -------------
  Balance, December 31, 1994.................   $5,000   $  126,494   $     (107,532)    $377,049   $  (5,936)    $    395,075
                                                ------   ----------   ---------------    --------   ----------    -------------
                                                ------   ----------   ---------------    --------   ----------    -------------



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                             (DOLLARS IN THOUSANDS)



                                                            YEAR ENDED DECEMBER 31
                                                      ----------------------------------
                                                         1994        1993        1992
                                                      ----------  ----------  ----------
  CASH FLOWS FROM OPERATING ACTIVITIES
    Net income......................................  $   72,723  $   56,155  $   40,227
    Adjustments to reconcile net income to net cash
     provided by operating activities:
      Amortization of deferred policy acquisition
       costs........................................      88,089      73,335      48,403
      Capitalization of deferred policy acquisition
       costs........................................    (127,566)    (92,935)    (81,160)
      Depreciation expense..........................       4,280       2,660       2,974
      Deferred income taxes.........................      (4,731)     16,987      (3,280)
      Accrued income taxes..........................     (12,182)      5,040       2,368
      Interest credited to universal life and
       investment products..........................     260,081     220,772     173,658
      Policy fees assessed on universal life and
       investment products..........................     (85,532)    (67,314)    (46,383)
      Change in accrued investment income and other
       receivables..................................     (32,242)    (91,864)     (2,135)
      Change in policy liabilities and other
       policyholder funds of traditional life and
       health products..............................      61,322      47,212       4,307
      Change in other liabilities...................      18,564      11,970       6,230
      Other (net)...................................      (1,475)     10,517      (3,377)
                                                      ----------  ----------  ----------
  Net cash provided by operating activities.........     241,331     192,535     141,832
                                                      ----------  ----------  ----------
  CASH FLOWS FROM INVESTING ACTIVITIES
    Maturities and principal reductions of
     investments:
      Investments available for sale................     386,498
      Other.........................................     153,945   1,319,590     881,795
    Sale of investments:
      Investment available for sale.................     630,095
      Other.........................................      59,550     244,683     338,850
    Cost of investments acquired:
      Investments available for sale................  (1,807,658)
      Other.........................................    (220,839) (2,320,628) (1,997,470)
    Acquisitions and bulk reinsurance assumptions...     106,435      14,170      23,274
    Principal payments on subordinated debenture of
     PLC............................................                               3,678
    Purchase of property and equipment..............      (4,889)     (3,451)     (2,679)
    Sale of property and equipment..................         470       1,817         181
                                                      ----------  ----------  ----------
  Net cash used in investing activities.............    (696,393)   (743,819)   (752,371)
                                                      ----------  ----------  ----------
  CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from borrowing under line of credit
     arrangements and long-term debt................     572,586     574,423     297,300
    Proceeds from borrowing from PLC................                               4,700
    Proceeds from surplus note to PLC...............                  35,000      15,000
    Capital contribution from PLC...................                  41,000
    Principal payments on line of credit
     arrangements and long-term debt................    (572,704)   (577,767)   (297,331)
    Principal payment on surplus note to PLC........      (9,500)    (22,500)     (4,500)
    Dividends to stockholder........................        (850)     (1,500)     (3,254)
    Investment product deposits and change in
     universal life deposits........................   1,417,980   1,198,263     871,251
    Investment product withdrawals..................    (976,401)   (683,251)   (263,530)
                                                      ----------  ----------  ----------
  Net cash provided by financing activities.........     431,111     563,668     619,636
                                                      ----------  ----------  ----------
  INCREASE(DECREASE) IN CASH........................     (23,951)     12,384       9,097
  CASH AT BEGINNING OF YEAR.........................      23,951      11,567       2,470
                                                      ----------  ----------  ----------
  CASH AT END OF YEAR...............................  $        0  $   23,951  $   11,567
                                                      ----------  ----------  ----------
                                                      ----------  ----------  ----------
  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid during the year:
      Interest on notes and mortgages payable.......  $    5,029  $    3,803  $      326
      Income taxes..................................  $   49,765  $   27,432  $   17,278
  SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
   FINANCING ACTIVITIES
    Minority interest in consolidated subsidiary....              $   (1,311) $       90
    Sale of PLC stock to PLC........................                          $      643
    Sale of PLC stock to ESOP.......................                          $       16
    Reduction of principal on note from ESOP........  $       28  $      156  $      143
    Acquisitions and bulk reinsurance assumptions
      Assets acquired...............................  $  117,349  $  423,140  $  103,557
      Liabilities assumed...........................    (166,595)   (429,580)   (130,008)
                                                      ----------  ----------  ----------
      Net...........................................  $  (49,246) $   (6,440) $  (26,451)
                                                      ----------  ----------  ----------
                                                      ----------  ----------  ----------



                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES



    BASIS OF PRESENTATION



    The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries ("Protective") are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)



    ENTITIES INCLUDED



    The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries including Wisconsin National Life Insurance Company ("Wisconsin National") and American Foundation Life Insurance Company ("American Foundation"). Protective is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company.



    Additionally, the financial statements include the accounts of majority-owned subsidiaries. The ownership interest of the other stockholders of these subsidiaries is called a minority interest and is reported as a liability of Protective and as an adjustment to income.



    PLC has from time to time merged other life insurance companies it has acquired (or formed) into Protective. Acquisitions have been accounted for as purchases by PLC. The results of such mergers have been included in the accompanying financial statements as if the mergers into Protective had occurred on the dates the merged companies were acquired (or formed) by PLC. Such mergers into Protective have been accounted for in a manner similar to that in pooling-of-interests accounting.



    RECENTLY ISSUED ACCOUNTING STANDARDS



    In 1992, Protective adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 was accounted for as a change in accounting principle with the cumulative effect reported as a reduction to income.



    Protective adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993, which requires Protective to carry its investment in fixed maturities and certain other securities at market value instead of amortized cost. As prescribed by SFAS No. 115, these investments are recorded at their market values with the resulting unrealized gains and losses, net of income tax, reported as a component of stockholder's equity reduced by a related adjustment to deferred policy acquisition costs. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect Protective's operations, its reported stockholder's equity will fluctuate significantly as interest rates change.



    In 1994, Protective adopted SFAS No. 119 "Disclosure about Derivative Financial Instruments and Fair Values of Financial Instruments," which requires additional disclosures related to derivative financial instruments. Also, in 1994, Protective adopted new disclosure requirements required by Statement of Position 94-4 of the Accounting Standards Division of the American Institute of Certified Public Accountants concerning disclosures related to Protective's liability for unpaid claims. The adoption of these accounting standards had no effect on Protective's financial statements.



    INVESTMENTS



    For purposes of adopting SFAS No. 115 Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:



       -Fixed maturities (bonds, bank loan participations, and redeemable preferred stocks) -- at current market value.



       -Equity securities (common and nonredeemable preferred stocks) -- at current market value.



       -Mortgage loans on real estate -- at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.



       -Investment   real  estate   --  at  cost,   less  allowances  for
        depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.



       -Policy loans -- at unpaid balances.



       -Other long-term investments -- at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.



       -Short-term investments -- at cost, which approximates current market value.



    Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $9.7 million in bank deposits voluntarily restricted as to withdrawal.



    Protective's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:



                                                                      1994           1993
                                                                  -------------  -------------
Total investments...............................................  $   5,499,511  $   4,693,041
Deferred policy acquisition costs...............................        400,480        311,757
All other assets................................................        376,146        242,614
                                                                  -------------  -------------
                                                                  $   6,276,137  $   5,247,412
                                                                  -------------  -------------
                                                                  -------------  -------------
Deferred income taxes...........................................  $      43,235  $      47,965
All other liabilities...........................................      5,728,296      4,766,741
                                                                  -------------  -------------
                                                                      5,771,531      4,814,706
Redeemable preferred stock......................................          2,000          2,000
Stockholder's equity............................................        502,606        430,706
                                                                  -------------  -------------
                                                                  $   6,276,137  $   5,247,412
                                                                  -------------  -------------
                                                                  -------------  -------------



    Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.



    DERIVATIVE FINANCIAL INSTRUMENTS



    Protective does not use derivative financial instruments for trading purposes.



    Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. Net realized gains of $7.9 million were deferred in 1994. At December 31, 1994, open futures contracts with a notional amount of $137.5 million were in a $0.4 million net unrealized loss position.



    Protective uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1994, related open interest rate swap contracts with a notional amount of $230.0 million were in an $8.9 million net unrealized loss position. At December 31, 1993, related open interest rate swap contracts with a notional amount of $245.0 million were in a $9.0 million net unrealized gain position.



    CASH



    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.



    PROPERTY AND EQUIPMENT



    Property and equipment are reported at cost. Protective uses both accelerated and straight-line methods of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.



    Property and equipment consisted of the following at December 31:



                                                                           1994       1993
                                                                         ---------  ---------
Home office building...................................................  $  35,321  $  35,284
Other, principally furniture and equipment.............................     25,687     21,576
                                                                         ---------  ---------
                                                                            61,008     56,860
Accumulated depreciation...............................................     27,823     23,814
                                                                         ---------  ---------
                                                                         $  33,185  $  33,046
                                                                         ---------  ---------
                                                                         ---------  ---------



    SEPARATE ACCOUNTS



    Protective operates separate accounts, some in which Protective bears the investment risk and others in which the investments risk rests with the contractholder. The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.



    REVENUES, BENEFITS, CLAIMS, AND EXPENSES



    -Traditional  Life  and  Health  Insurance  Products  --  Traditional   life
     insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


     Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.



    Activity in the liability for unpaid claims is summarized as follows:



                                                            1994         1993         1992
                                                         -----------  -----------  -----------
Balance beginning of year..............................  $    77,191  $    68,203  $    49,851
  Less reinsurance.....................................        3,973        3,809        3,685
                                                         -----------  -----------  -----------
Net balance beginning of year..........................       73,218       64,394       46,166
                                                         -----------  -----------  -----------
Incurred related to:
Current year...........................................      203,453      194,394      178,604
Prior year.............................................       (6,683)      (5,123)       5,753
                                                         -----------  -----------  -----------
    Total incurred.....................................      196,770      189,271      184,357
                                                         -----------  -----------  -----------
Paid related to:
Current year...........................................      148,548      141,361      127,859
Prior year.............................................       47,002       39,086       38,270
                                                         -----------  -----------  -----------
    Total paid.........................................      195,550      180,447      166,129
                                                         -----------  -----------  -----------
Net balance end of year................................       74,438       73,218       64,394
  Plus reinsurance.....................................        5,024        3,973        3,809
                                                         -----------  -----------  -----------
Balance end of year....................................  $    79,462  $    77,191  $    68,203
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------



    -Universal  Life and  Investment Products  -- Universal  life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered revenues in accordance with generally accepted accounting principles. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1994.



     At December 31, 1994, Protective estimates the fair value of its guaranteed investment contracts to be $2,200 million using discounted cash flows. The surrender value of Protective's annuities which approximates fair value was $1,221 million.



    -Policy Acquisition Costs -- Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


     insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are being amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.



     At the time it adopted SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective made certain assumptions regarding the mortality, persistency, expenses, and interest rates it expected to experience in future periods. Under SFAS No. 97, these assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. Accordingly, Protective has substituted its actual experience to date for that previously assumed.



     The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs, discounted at interest rates averaging 15%. For acquisitions occurring after 1988, Protective amortizes the present value of future profits over the premium payment period including accrued interest at 8%. The unamortized present value of future profits for such acquisitions was approximately $84.4 million and $39.4 million at December 31, 1994 and 1993, respectively. During 1994 $56.0 million of present value of future profits on acquisitions made during the year was capitalized, and $11.0 million was amortized. The unamortized present value of future profits for all acquisitions was $110.3 million at December 31, 1994 and $69.9 million at December 31, 1993.



    PARTICIPATING POLICIES



    Participating business comprises approximately 4% of the individual life insurance in force and 4% of the individual life insurance premium income. Policyholder dividends totaled $2.6 million in 1994, 1993, and 1992.



    INCOME TAXES



    Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.



    RECLASSIFICATIONS



    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on net income, total assets, or stockholder's equity.



NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES


    Financial   statements  prepared  in   conformity  with  generally  accepted
accounting principals ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES (CONTINUED)


insurance regulatory authorities. The most significant differences are: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred,
(b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, (c) deferred income taxes are provided for temporary differences between financial and taxable earnings, (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholder's equity, (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items), (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently, and (g) bonds are stated at market instead of amortized cost.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE B -- RECONCILIATION WITH STATUTORY REPORTING PRACTICES (CONTINUED)


    The  reconciliations  of net  income  and stockholder's  equity  prepared in
conformity  with  statutory  reporting  practices   to  that  reported  in   the
accompanying consolidated financial statements are as follows:



                                                      NET INCOME                    STOCKHOLDER'S EQUITY
                                            -------------------------------  -----------------------------------
                                              1994       1993       1992        1994         1993        1992
                                            ---------  ---------  ---------  -----------  ----------  ----------
In conformity with statutory reporting
 practices:
  Protective Life Insurance Company.......  $  54,812  $  41,471  $  25,138  $   304,858  $  263,075  $  206,476
  Wisconsin National Life Insurance
   Company................................     10,132      9,591                  57,268      50,885
  American Foundation Life Insurance
   Company................................      3,072      1,415      2,155       20,327      18,290      18,394
  Capital Investors Life Insurance
   Company................................        170        207                   1,125         824
  Empire General Life Assurance
   Corporation............................        690        408       (201)      21,270      10,588       5,178
  National Deposit Life Insurance
   Company(1).............................                            5,386
  Protective Life Insurance Acquisition
   Corporation(2).........................                               22
  Protective Life Insurance Corporation of
   Alabama................................         69         16                   2,133       2,064
  Consolidation elimination...............                    30        (74)    (100,123)    (80,651)    (21,572)
                                            ---------  ---------  ---------  -----------  ----------  ----------
                                               68,945     53,138     32,426      306,858     265,075     208,476
Additions (deductions) by adjustment:
  Deferred policy acquisition costs, net
   of amortization........................     41,718     25,686     33,476      434,200     299,307     274,923
  Policy liabilities and accruals.........    (34,632)   (15,586)   (26,486)    (140,298)    (69,844)    (45,583)
  Deferred income tax.....................      4,731      3,081      2,082       14,667     (69,118)    (51,842)
  Asset Valuation Reserve.................                                        24,925      43,398      25,341
  Interest Maintenance Reserve............     (1,716)    (1,432)       (93)       3,583      10,489       1,634
  Nonadmitted items.......................                                        21,445       7,742     (10,178)
  Timing differences on mortgage loans on
   real estate and fixed maturity
   investments............................       (961)     1,645      1,296        6,877       7,350     (11,608)
  Net unrealized gains and losses on
   investments, net of income tax.........                                      (107,532)     39,284       3,156
  Realized investment losses..............     (6,664)    (7,860)    (2,565)
  Noninsurance affiliates.................                   (12)       934                       31      (2,535)
  Consolidation elimination...............     (4,415)    (2,107)    (5,310)    (162,835)    (65,620)    (53,450)
  Minority interest in consolidated
   subsidiaries...........................                              (90)                              (1,311)
  Other adjustments, net..................      5,717       (398)     4,557       (4,815)      1,896      (1,507)
                                            ---------  ---------  ---------  -----------  ----------  ----------
  In conformity with generally accepted
   accounting principles..................  $  72,723  $  56,155  $  40,227  $   397,075  $  469,990  $  335,516
                                            ---------  ---------  ---------  -----------  ----------  ----------
                                            ---------  ---------  ---------  -----------  ----------  ----------

--------------------------
(1)  Merged into Protective in September 1992.
(2) Formed to facilitate Protective's acquisition of Employers National Life Insurance Company. See Note F.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE C -- INVESTMENT OPERATIONS


    Major categories of net investment income for the years ended December 31 are summarized as follows:



                                                            1994         1993         1992
                                                         -----------  -----------  -----------
Fixed maturities.......................................  $   237,264  $   211,566  $   174,051
Equity securities......................................        2,435        1,519          939
Mortgage loans on real estate..........................      141,751      130,262      108,128
Investment real estate.................................        1,950        2,119        1,848
Policy loans...........................................        8,397        7,558        6,781
Other, principally short-term investments..............       35,062       18,779        3,799
                                                         -----------  -----------  -----------
                                                             426,859      371,803      295,546
Investment expenses....................................       17,926       17,638       20,555
                                                         -----------  -----------  -----------
                                                         $   408,933  $   354,165  $   274,991
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------



    Realized investment gains (losses) for the years ended December 31 are summarized as follows:



                                                              1994       1993        1992
                                                            ---------  ---------  ----------
Fixed maturities..........................................  $  (8,646) $  10,508  $    8,163
Equity securities.........................................      7,735      2,230       3,688
Mortgage loans and other investments......................      7,209     (7,684)    (12,005)
                                                            ---------  ---------  ----------
                                                            $   6,298  $   5,054  $     (154)
                                                            ---------  ---------  ----------
                                                            ---------  ---------  ----------



    Protective has established an allowance for uncollectible amounts on investments. The allowance totaled $35.2 million at December 31, 1994 and 1993. Additions to the allowance are included in realized investment losses. Without such additions, Protective had realized investment gains of $6.3 million, $13.8 million, and $9.5 million in 1994, 1993, and 1992, respectively.



    In 1994, gross gains on the sale of investments available for sale (fixed maturities, equity securities and short-term investments) were $15.2 million and gross losses were $16.4 million. In 1993, gross gains were $8.3 million and gross losses were less than $0.4 million. In 1992, gross gains on the sale of fixed maturities were $12.8 million and gross losses were $1.7 million.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE C -- INVESTMENT OPERATIONS (CONTINUED)


    The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:



                                                          GROSS        GROSS
                                          AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
1994                                        COST          GAINS       LOSSES     MARKET VALUES
--------------------------------------  -------------  -----------  -----------  -------------
Fixed maturities:
  Bonds:
    Mortgage-backed securities........  $   2,002,842   $   7,538   $   112,059  $   1,898,321
    United States Government and
     authorities......................         90,468         290         8,877         81,881
    States, municipalities, and
     political subdivisions...........         10,902           5         1,230          9,677
    Public utilities..................        414,011       1,091        36,982        378,120
    Convertibles and bonds with
     warrants.........................            687           0           302            385
    All other corporate bonds.........        927,779       3,437        56,788        874,428
  Bank loan participations............        244,881           0             0        244,881
  Redeemable preferred stocks.........          6,800          37           884          5,953
                                        -------------  -----------  -----------  -------------
                                            3,698,370      12,398       217,122      3,493,646
Equity securities.....................         45,958       3,994         4,947         45,005
Short-term investments................         54,683           0             0         54,683
                                        -------------  -----------  -----------  -------------
                                        $   3,799,011   $  16,392   $   222,069  $   3,593,334
                                        -------------  -----------  -----------  -------------
                                        -------------  -----------  -----------  -------------



                                                           GROSS        GROSS
                                           AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
1993                                         COST          GAINS       LOSSES     MARKET VALUES
---------------------------------------  -------------  -----------  -----------  -------------
Fixed maturities:
  Bonds:
    Mortgage-backed securities.........  $   1,531,012   $  31,532    $     957   $   1,561,587
    United States Government and
     authorities.......................         89,372       2,818            0          92,190
    States, municipalities, and
     political subdivisions............         15,024         133            2          15,155
    Public utilities...................        339,613       4,262          252         343,623
    Convertibles and bonds with
     warrants..........................          1,421           0          167           1,254
    All other corporate bonds..........        822,505      28,799          688         850,616
  Bank loan participations.............        151,278           0            0         151,278
  Redeemable preferred stocks..........         35,445         226           82          35,589
                                         -------------  -----------  -----------  -------------
                                             2,985,670      67,770        2,148       3,051,292
Equity securities......................         33,331       8,560        1,295          40,596
Short-term investments.................         79,772           0            0          79,772
                                         -------------  -----------  -----------  -------------
                                         $   3,098,773   $  76,330    $   3,443   $   3,171,660
                                         -------------  -----------  -----------  -------------
                                         -------------  -----------  -----------  -------------

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE C -- INVESTMENT OPERATIONS (CONTINUED)


    The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.



                                                                         AMORTIZED      ESTIMATED
                                                                           COST       MARKET VALUES
                                                                       -------------  -------------

1994
---------------------------------------------------------------------
  Due in one year or less............................................  $     577,146  $     540,223
  Due after one year through five years..............................      1,351,435      1,299,248
  Due after five years through ten years.............................        994,994        929,764
  Due after ten years................................................        774,795        724,411
                                                                       -------------  -------------
                                                                       $   3,698,370  $   3,493,646
                                                                       -------------  -------------
                                                                       -------------  -------------
1993
---------------------------------------------------------------------
  Due in one year or less............................................  $     517,179  $     524,100
  Due after one year through five years..............................      1,118,089      1,142,613
  Due after five years through ten years.............................        777,058        797,093
  Due after ten years................................................        573,344        587,486
                                                                       -------------  -------------
                                                                       $   2,985,670  $   3,051,292
                                                                       -------------  -------------
                                                                       -------------  -------------



    The approximate percentage distribution of Protective's fixed maturity investments by quality rating at December 31 is as follows:



RATING                                                            1994       1993
------------------------------------------------------------     ------     ------
AAA.........................................................       57.6%      52.5%
AA..........................................................        5.5        7.8
A...........................................................       12.5       15.1
BBB
  Bonds.....................................................       14.9       16.2
  Bank loan participations..................................        1.4        1.0
BB or Less
  Bonds.....................................................        2.3        2.2
  Bank loan participations..................................        5.6        4.0
Redeemable preferred stocks.................................        0.2        1.2
                                                                 ------     ------
                                                                  100.0%     100.0%
                                                                 ------     ------
                                                                 ------     ------



    At December 31, 1994 and 1993, Protective had bonds which were rated less than investment grade of $82.5 million and $67.3 million, respectively, having an amortized cost of $89.4 million and $66.7 million, respectively. Additionally, Protective had bank loan participations which were rated less than investment grade of $195.1 million and $121.7 million, respectively, having an amortized cost of $195.1 million and $121.7 million, respectively.



    The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:



                                                                   1994        1993       1992
                                                               ------------  ---------  ---------
Fixed maturities.............................................  $   (175,723) $   1,198  $      76
Equity securities............................................  $     (5,342) $   1,565  $    (825)

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE C -- INVESTMENT OPERATIONS (CONTINUED)


    At December 31, 1994, all of Protective's mortgage loans were commercial loans of which 79% were retail, 8% were warehouses, and 7% were office buildings. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 84% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Alabama, South Carolina, Tennessee, Texas, Georgia, North Carolina, Florida, Mississippi, Virginia, California, Colorado, Louisiana, Illinois, Ohio, Kentucky, and Indiana.



    Many of the mortgage loans have call provisions after five to seven years. Assuming the loans are called at their next call dates, approximately $107.9 million would become due in 1995, $478.0 million in 1996 to 1999, and $233.9 million in 2000 to 2004.



    At December 31, 1994, the average mortgage loan was $1.5 million, and the weighted average interest rate was 9.6%. The largest single mortgage loan was $11.9 million. While Protective's mortgage loans do not have quoted market values, at December 31, 1994 and 1993, Protective estimates the market value of its mortgage loans to be $1,535.3 million and $1,524.2 million, respectively, using discounted cash flows from the next call date.



    At December 31, 1994 and 1993, Protective's problem mortgage loans and foreclosed properties totaled $24.0 million and $27.1 million, respectively. Protective expects no significant loss of principal.



    Certain investments, principally real estate, with a carrying value of $6.7 million were nonincome producing for the twelve months ended December 31, 1994.



    Mortgage loans to Fletcher Bright and Edens & Avant, totaling $99.4 million and $65.6 million, respectively, exceeded ten percent of stockholder's equity at December 31, 1994.



    Mortgage-backed securities consist primarily of sequential and planned amortization class (PAC) securities. Mortgage-backed securities issued by Independent National Mortgage Corporation totaling $54.9 million exceeded ten percent of stockholder's equity at December 31, 1994.



    Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The fair values of Protective's other long-term investments approximate cost.



NOTE D -- FEDERAL INCOME TAXES


    Protective's effective income tax rate varied from the maximum federal income tax rate as follows:



                                                                  1994       1993       1992
                                                                 ------     ------     ------
Statutory federal income tax rate applied to pretax
 income.....................................................       35.0%      35.0%      34.0%
Amortization of nondeductible goodwill......................                              0.4
Dividends received deduction and tax-exempt interest........       (0.4)      (0.5)      (1.0)
Low-income housing credit...................................       (0.7)
Tax benefits arising from prior acquisitions and other
 adjustments................................................       (2.8)      (1.1)      (3.8)
                                                                 ------     ------     ------
Effective income tax rate...................................       31.1%      33.4%      29.6%
                                                                 ------     ------     ------
                                                                 ------     ------     ------

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE D -- FEDERAL INCOME TAXES (CONTINUED)


    In August 1993, the corporate income tax rate was increased from 34% to 35% which resulted in a one-time increase to income tax expense of $1.2 million due to a recalculation of Protective's deferred income tax liability. The effective income tax rate for 1993 of 33.4% excludes the one-time increase.



    The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.



    Details of the deferred income tax provision for the years ended December 31 are as follows:



                                                               1994        1993       1992
                                                            ----------  ----------  ---------
Deferred policy acquisition costs.........................  $   34,561  $    8,861  $   7,351
Benefit and other policy liability changes................     (52,288)    (10,416)    (9,005)
Temporary differences of investment income................      15,524                    336
Other items...............................................      (2,528)     (1,527)      (764)
                                                            ----------  ----------  ---------
                                                            $   (4,731) $   (3,082) $  (2,082)
                                                            ----------  ----------  ---------
                                                            ----------  ----------  ---------



    The components of Protective's net deferred income tax liability as of December 31 were as follows:



                                                                          1994        1993
                                                                       -----------  ---------
Deferred income tax assets:
  Policy and policyholder liability reserves.........................  $   116,326  $  25,123
  Unrealized loss on investments.....................................       23,485
  Other..............................................................                   4,484
                                                                       -----------  ---------
                                                                           139,811     29,607
                                                                       -----------  ---------
Deferred income tax liabilities:
  Deferred policy acquisition costs..................................      113,760     79,199
  Unrealized gain on investments.....................................                  19,526
  Other..............................................................       11,384
                                                                       -----------  ---------
                                                                           125,144     98,725
                                                                       -----------  ---------
  Net deferred income tax liability..................................  $   (14,667) $  69,118
                                                                       -----------  ---------
                                                                       -----------  ---------



    Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1994 was approximately $50.7 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $248 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Protective does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.



    At December 31, 1994 Protective has no material unused income tax loss carryforwards.



    Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (All dollar amounts in tables are in thousands)



NOTE E -- DEBT


    Short-term and long-term debt at December 31 are summarized as follows:



                                                                                                                1994  1993
                                                                                                                ----  ----
Short-term debt:
  Current portion of mortgage and other notes payable.........................................................  None  $ 20
                                                                                                                ----  ----
                                                                                                                ----  ----
Long-term debt:
  Mortgage and other notes payable less current portion.......................................................  None  $ 98
                                                                                                                ----  ----
                                                                                                                ----  ----



    At December 31, 1994, PLC had borrowed under a term note that contains, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.



    Included in indebtedness to related parties are three surplus debentures issued by Protective to PLC. At December 31, 1994, the balance of the three surplus debentures combined was $39.4 million.



    Interest expense totaled $5.0 million, $5.0 million, and $3.3 million, in 1994, 1993, and 1992, respectively.



NOTE F -- ACQUISITIONS


    In July 1993, Protective acquired Wisconsin National Life Insurance Company ("Wisconsin National"). Also in 1993, Protective acquired through reinsurance a block of universal life policies.



    In April 1994, Protective acquired through reinsurance a block of payroll deduction policies. In October 1994, Protective acquired through reinsurance a block of individual life insurance policies.



    These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.



    Summarized below are the consolidated results of operations for 1993 and 1992, on an unaudited pro forma basis, as if the Wisconsin National acquisition had occurred as of January 1, 1992. The pro forma information is based on Protective's consolidated results of operations for 1993 and 1992 and on data provided by Wisconsin National, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.



                                                                                   1993         1992
                                                                                -----------  -----------
                                                                                      (UNAUDITED)
Total revenues................................................................  $   747,157  $   676,572
Net income....................................................................  $    58,033  $    44,109



NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES


    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.



    A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE G -- COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)


misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. Protective and its subsidiaries, like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in the award of any significant amount of damages against Protective. Among the litigation currently pending is a class action filed in the state of Alabama concerning the sale of credit insurance for which a proposed settlement agreement has been filed with the supervising court for approval. Although the outcome of any litigation cannot be predicted with certainty, Protective believes that such litigation will not have a material adverse effect on the financial position of Protective.



NOTE H -- STOCKHOLDER'S EQUITY AND RESTRICTIONS


    At December 31, 1994, approximately $321 million of consolidated stockholder's equity excluding net unrealized gains and losses represented net assets of Protective that cannot be transferred in the form of dividends, loans, or advances to PLC. Generally, the net assets of Protective available for transfer to PLC are limited to the amounts that Protective's net assets, as determined in accordance with statutory accounting practices, exceed certain minimum amounts. However, payments of such amounts as dividends may be subject to approval by regulatory authorities.



NOTE I -- REDEEMABLE PREFERRED STOCK


    PLC owns all of the 2,000 shares of redeemable preferred stock issued by Protective's subsidiary, American Foundation. The entire issue was reissued in 1991 and will be redeemed September 30, 1996 for $1 thousand per share, or $2 million. The stock pays, when and if declared, annual minimum cumulative dividends of $50 per share, and noncumulative participating dividends to the extent American Foundation's statutory earnings for the immediately preceding fiscal year exceed $1 million. Dividends of $0.9 million, $1.5 million, and $1.4 million were paid to PLC in 1994, 1993, and 1992, respectively.



NOTE J -- RELATED PARTY MATTERS


    Receivables from related parties consisted of receivables from affiliates under control of PLC in the amounts of $0.3 million and $0.4 million at December 31, 1994 and 1993, respectively. Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.



    On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan ("ESOP"). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $5.9 million at December 31, 1994, is accounted for as a reduction to stockholder's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.



    Protective leases furnished office space and computers to affiliates. Lease revenues were $2.8 million in 1994, $2.8 million in 1993, and $2.6 million in 1992. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $29.8 million, $20.4 million, and $27.5 million in 1994, 1993, and 1992, respectively. Commissions paid to affiliated marketing organizations of $10.1 million, $5.8 million, and $4.8 million in 1994, 1993, and 1992, respectively, were included in deferred policy acquisition costs.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE J -- RELATED PARTY MATTERS (CONTINUED)


    Certain corporations with which PLC's directors were affiliated paid Protective premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $21.1 million, $10.3 million, and $10.9 million in 1994, 1993, and 1992, respectively.



    For a discussion of indebtedness to related parties, see Note E.



NOTE K -- BUSINESS SEGMENTS


    Protective operates predominantly in the life and accident and health insurance industry. The following table sets forth total revenues, income before income tax, and identifiable assets of Protective's business segments. The primary components of revenues are premiums and policy fees, net investment income, and realized investment gains and losses. Premiums and policy fees are attributed directly to each business segment. Net investment income is allocated based on directly related assets required for transacting that segment of business.



    Realized investment gains (losses) and expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.



    Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.



    There are no significant intersegment transactions.



                                                                 1994           1993           1992
                                                             -------------  -------------  -------------
TOTAL REVENUES
Acquisitions...............................................  $     170,659  $     123,855  $      93,634
Financial Institutions.....................................        107,194         96,443         63,041
Group......................................................        148,313        143,423        129,778
Guaranteed Investment Contracts............................        183,591        167,233        138,617
Individual Life............................................        122,248        111,497         90,516
Investment Products........................................         79,773         69,550         47,678
Corporate and Other........................................         12,936          1,521         46,973
Unallocated Realized Investment Gains (Losses).............          5,266          1,876         (1,589)
                                                             -------------  -------------  -------------
                                                             $     829,980  $     715,398  $     608,648
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------
Acquisitions...............................................           20.6%          17.3%          15.4%
Financial Institutions.....................................           12.9           13.5           10.4
Group......................................................           17.9           20.0           21.3
Guaranteed Investment Contracts............................           22.1           23.4           22.8
Individual Life............................................           14.7           15.6           14.9
Investment Products........................................            9.6            9.7            7.8
Corporate and Other........................................            1.6            0.2            7.7
Unallocated Realized Investment Gains (Losses).............            0.6            0.3           (0.3)
                                                             -------------  -------------  -------------
                                                                     100.0%         100.0%         100.0%
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE K -- BUSINESS SEGMENTS (CONTINUED)



                                                                 1994           1993           1992
                                                             -------------  -------------  -------------
INCOME BEFORE INCOME TAX
Acquisitions...............................................  $      39,176  $      29,845  $      20,031
Financial Institutions.....................................          8,176          7,220          4,669
Group......................................................         11,169         10,435          7,762
Guaranteed Investment Contracts............................         33,197         27,218         18,266
Individual Life............................................         17,223         20,324         12,976
Investment Products........................................            107          3,402          4,191
Corporate and Other*.......................................         (8,736)       (14,208)        (7,543)
Unallocated Realized Investment Gains (Losses).............          5,266          1,876         (1,589)
                                                             -------------  -------------  -------------
                                                             $     105,578  $      86,112  $      58,763
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------
Acquisitions...............................................           37.1%          34.6%          34.1%
Financial Institutions.....................................            7.7            8.4            7.9
Group......................................................           10.6           12.1           13.2
Guaranteed Investment Contracts............................           31.5           31.6           31.1
Individual Life............................................           16.3           23.6           22.1
Investment Products........................................            0.1            4.0            7.1
Corporate and Other........................................           (8.3)         (16.5)         (12.8)
Unallocated Realized Investment Gains (Losses).............            5.0            2.2           (2.7)
                                                             -------------  -------------  -------------
                                                                     100.0%         100.0%         100.0%
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------
IDENTIFIABLE ASSETS
Acquisitions...............................................  $   1,282,478  $   1,145,357  $     599,022
Financial Institutions.....................................        211,652        189,943        145,014
Group......................................................        215,904        208,790        161,445
Guaranteed Investment Contracts............................      2,211,079      2,041,463      1,696,786
Individual Life............................................        752,168        641,992        507,449
Investment Products........................................      1,160,041        876,691        683,450
Corporate and Other........................................        277,382        203,613        206,991
                                                             -------------  -------------  -------------
                                                             $   6,110,704  $   5,307,849  $   4,000,157
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------
Acquisitions...............................................           21.0%          21.6%          15.0%
Financial Institutions.....................................            3.5            3.6            3.6
Group......................................................            3.5            3.9            4.0
Guaranteed Investment Contracts............................           36.2           38.5           42.4
Individual Life............................................           12.3           12.1           12.7
Investment Products........................................           19.0           16.5           17.1
Corporate and Other........................................            4.5            3.8            5.2
                                                             -------------  -------------  -------------
                                                                     100.0%         100.0%         100.0%
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------

------------------------
* Income before income tax for the Corporate and Other segment has not been reduced by pretax minority interest of $90 in 1992.



NOTE L -- EMPLOYEE BENEFIT PLANS


    PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. However, approximately 80% of the participants in the

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE L -- EMPLOYEE BENEFIT PLANS (CONTINUED)


plan are employees of Protective. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.



    The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 is as follows:



                                                                                     1994       1993
                                                                                   ---------  ---------
Accumulated benefit obligation, including vested benefits of $11,992 in 1994 and
 $12,406 in 1993.................................................................  $  12,348  $  12,692
                                                                                   ---------  ---------
Projected benefit obligation for service rendered to date........................  $  20,302  $  20,480
Plan assets at fair value (group annuity contract with Protective)...............     15,679     15,217
                                                                                   ---------  ---------
Plan assets less than the projected benefit obligation...........................     (4,623)    (5,263)
Unrecognized net loss from past experience different from that assumed...........      2,400      2,244
Unrecognized prior service cost..................................................        905      2,069
Unrecognized net transition asset................................................       (101)      (118)
                                                                                   ---------  ---------
Net pension liability recognized in balance sheet................................  $  (1,419) $  (1,068)
                                                                                   ---------  ---------
                                                                                   ---------  ---------



    Net pension cost includes the following components for the years ended December 31:



                                                                1994       1993       1992
                                                              ---------  ---------  ---------
Service cost -- benefits earned during the year.............  $   1,433  $   1,191  $     970
Interest cost on projected benefit obligation...............      1,520      1,396      1,257
Actual return on plan assets................................     (1,333)    (1,270)    (1,172)
Net amortization and deferral...............................        210        704        130
                                                              ---------  ---------  ---------
Net pension cost............................................  $   1,830  $   2,021  $   1,185
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------



    Protective's share of the net pension cost was $1.2 million, $1.5 million, and $0.8 million, in 1994, 1993, and 1992, respectively.



    Assumptions used to determine the benefit obligations as of December 31 were as follows:



                                                                          1994         1993         1992
                                                                       -----------  -----------  -----------
Weighted average discount rate.......................................        8.0%         7.5%         8.0%
Rates of increase in compensation level..............................        6.0%         5.5%         6.0%
Expected long-term rate of return on assets..........................        8.5%         8.5%         8.5%



    Assets of the pension plan are included in the general assets of Protective. Upon retirement, the amount of pension plan assets vested in the retiree is used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.



    PLC also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal income tax law. At December 31, 1994, the projected benefit obligation of this plan totaled $4.7 million.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE L -- EMPLOYEE BENEFIT PLANS (CONTINUED)


    In addition to pension benefits, PLC provides limited health care benefits to eligible retired employees until age 65. At January 1, 1992, PLC recognized a $1.6 million accumulated postretirement benefit obligation, of which $0.9 million relates to current retirees and $0.7 million relates to active employees. The $1.6 million (representing Protective's entire liability for such benefits), net of $0.5 million tax, was accounted for as a cumulative effect of a change in accounting principle and shown as a reduction to income. The postretirement benefit is provided by an unfunded plan. At December 31, 1994, the liability for such benefits totaled $1.6 million. The expense recorded by Protective was $0.2 million in 1994, 1993 and 1992. PLC's obligation is not materially affected by a 1% change in the health care cost trend assumptions used in the calculation of the obligation.



    Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50,000 face amount of insurance.



    In 1990, PLC established an Employee Stock Ownership Plan to match employee contributions to PLC's existing 401(k) Plan. Previously, PLC matched employee contributions in cash. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 1994, PLC had committed 33,250 shares to be released to fund employee benefits. The expense recorded by PLC for this employee benefit was $0.6 million, $0.2 million and $0.4 million in 1994, 1993, and 1992, respectively.



NOTE M -- REINSURANCE


    Protective assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk, Protective will not carry more than $500,000 individual life insurance on a single risk.



    Protective has reinsured approximately $8.6 billion, $7.5 billion, and $7.0 billion in face amount of life insurance risks with other insurers representing $46.0 million, $37.9 million, and $34.8 million of premium income for 1994, 1993, and 1992, respectively. Protective has also reinsured accident and health risks representing $126.5 million, $88.9 million, and $74.6 million of premium income for 1994, 1993, and 1992, respectively. In 1994 and 1993, policy and claim reserves relating to insurance ceded of $120.0 million and $97.8 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 1994 and 1993, Protective had paid $5.4 million and $4.8 million, respectively, of ceded benefits which are recoverable from reinsurers.

                       PROTECTIVE LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)



NOTE N -- ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS


    The carrying amount and estimated market values of Protective's financial instruments at December 31 are as follows:



                                                                   1994                          1993
                                                       ----------------------------  ----------------------------
                                                                        ESTIMATED                     ESTIMATED
                                                         CARRYING        MARKET        CARRYING        MARKET
                                                          AMOUNT         VALUES         AMOUNT         VALUES
                                                       -------------  -------------  -------------  -------------
Assets (see Notes A and C):
Investments:
  Fixed maturities...................................  $   3,493,646  $   3,493,646  $   3,051,292  $   3,051,292
  Equity securities..................................         45,005         45,005         40,596         40,596
  Mortgage loans on real estate......................      1,488,495      1,535,300      1,408,444      1,524,200
  Short-term investments.............................         54,683         54,683         79,772         79,772
Cash.................................................                                       23,951         23,951
Other (see Note A):
Futures contracts....................................                          (416)
Interest rate swaps..................................                        (8,952)                        9,038

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Directors and Stockholder
Protective Life Insurance Company
Birmingham, Alabama



    We have reviewed the accompanying consolidated condensed balance sheet of Protective Life Insurance Company and subsidiaries as of September 30, 1995, and the related consolidated condensed statements of income for the three-month and nine-month periods ended September 30, 1995 and 1994 and consolidated condensed statements of cash flows for the nine-month periods ended September 30, 1995 and 1994. These financial statements are the responsibility of the Company's management.



    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.



    Based on our review, we are not aware of any material modifications that should be made to the consolidated condensed financial statements referred to above for them to be in conformity with generally accepted accounting principles.



    We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1994, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated February 13, 1995, we expressed an unqualified opinion which contains an explanatory paragraph regarding the changes in accounting for certain investments in debt and equity securities in 1993 and postretirement benefits other than pensions in 1992 on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of December 31, 1994, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.



                                             COOPERS & LYBRAND L.L.P.



Birmingham, Alabama
October 25, 1995

                       PROTECTIVE LIFE INSURANCE COMPANY
                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)



                                                                   THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                      SEPTEMBER 30              SEPTEMBER 30
                                                                ------------------------  ------------------------
                                                                   1995         1994         1995         1994
                                                                -----------  -----------  -----------  -----------
                                                                                   (UNAUDITED)
REVENUES
  Premiums and policy fees (net of reinsurance ceded: three
   months: 1995 - $79,908; 1994 - $50,714 nine months: 1995 -
   $222,351; 1994 - $121,462).................................  $    93,213  $   101,876  $   277,460  $   289,362
  Net investment income.......................................      118,162      101,283      342,017      295,978
  Realized investment gains (losses)..........................        1,337        3,122        3,443        4,855
  Other income................................................          799          643        4,992        2,871
                                                                -----------  -----------  -----------  -----------
                                                                    213,511      206,924      627,912      593,066
                                                                -----------  -----------  -----------  -----------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance ceded:
   three months: 1995 - $54,638; 1994 - $31,118 nine months:
   1995 - $159,760; 1994 - $80,541)...........................      134,111      134,208      383,039      376,536
  Amortization of deferred policy acquisition costs...........       17,643       20,485       63,193       60,194
  Other operating expenses (net of reinsurance ceded: three
   months: 1995 - $23,173; 1994 - $3,793 nine months: 1995 -
   $58,645; 1994 - $9,842)....................................       30,040       24,859       93,297       81,457
                                                                -----------  -----------  -----------  -----------
                                                                    181,794      179,552      539,529      518,187
                                                                -----------  -----------  -----------  -----------
INCOME BEFORE INCOME TAX......................................       31,717       27,372       88,383       74,879
INCOME TAX EXPENSE............................................       11,352        8,728       30,052       23,960
                                                                -----------  -----------  -----------  -----------
NET INCOME....................................................  $    20,365  $    18,644  $    58,331  $    50,919
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------



            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY
                     CONSOLIDATED CONDENSED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                                                                 SEPTEMBER 30   DECEMBER 31
                                                                                                     1995          1994
                                                                                                 ------------   -----------
                                                                                                 (UNAUDITED)
ASSETS
Investments:
  Fixed maturities.............................................................................   $3,909,874    $3,493,646
  Equity securities............................................................................       47,456        45,005
  Mortgage loans on real estate................................................................    1,718,900     1,488,495
  Investment in real estate, net...............................................................       21,040        20,170
  Policy loans.................................................................................      145,655       147,608
  Other long-term investments..................................................................       46,193        50,751
  Short-term investments.......................................................................       90,974        54,683
                                                                                                 ------------   -----------
    Total investments..........................................................................    5,980,092     5,300,358
Cash...........................................................................................          808
Accrued investment income......................................................................       61,701        55,630
Accounts and premiums receivable, net..........................................................       38,333        28,928
Reinsurance receivables........................................................................      223,457       122,175
Deferred policy acquisition costs..............................................................      412,283       434,200
Property and equipment, net....................................................................       34,699        33,185
Receivables from related parties...............................................................          582           281
Other assets...................................................................................       13,790        11,802
Assets held in separate accounts...............................................................      277,493       124,145
                                                                                                 ------------   -----------
    Total assets...............................................................................   $7,043,238    $6,110,704
                                                                                                 ------------   -----------
                                                                                                 ------------   -----------
LIABILITIES
Policy liabilities and accruals................................................................   $2,021,324    $1,797,774
Guaranteed investment contract deposits........................................................    2,483,669     2,281,673
Annuity deposits...............................................................................    1,298,167     1,251,318
Other policyholders' funds.....................................................................      144,468       144,461
Other liabilities..............................................................................      102,584        94,181
Accrued income taxes...........................................................................        5,973        (4,699)
Deferred income taxes..........................................................................       49,471       (14,667)
Indebtedness to related parties................................................................       39,443        39,443
Debt...........................................................................................       17,000
Liabilities related to separate accounts.......................................................      277,493       124,145
                                                                                                 ------------   -----------
    Total liabilities..........................................................................    6,439,592     5,713,629
                                                                                                 ------------   -----------
COMMITMENTS AND CONTINGENT LIABILITIES -- NOTE B
REDEEMABLE PREFERRED STOCK, $1 par value, at redemption value; Shares authorized and issued:
 2,000.........................................................................................        2,000         2,000
                                                                                                 ------------   -----------

STOCKHOLDER'S EQUITY
Common Stock, $1 par value Shares authorized and issued: 5,000,000.............................        5,000         5,000
Additional paid-in capital.....................................................................      144,494       126,494
Net unrealized gains (losses) on investments (Net of income tax: 1995 - $12,189; 1994 -
 $(57,902))....................................................................................       22,637      (107,532)
Retained earnings..............................................................................      435,280       377,049
Note receivable from PLC Employee Stock Ownership Plan.........................................       (5,765)       (5,936)
                                                                                                 ------------   -----------
    Total stockholder's equity.................................................................      601,646       395,075
                                                                                                 ------------   -----------
                                                                                                  $7,043,238    $6,110,704
                                                                                                 ------------   -----------
                                                                                                 ------------   -----------



            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)



                                                                                            NINE MONTHS ENDED
                                                                                               SEPTEMBER 30
                                                                                        --------------------------
                                                                                            1995          1994
                                                                                        ------------  ------------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..........................................................................  $     58,331  $     50,919
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of deferred policy acquisition costs.................................        63,194        60,194
    Capitalization of deferred policy acquisition costs...............................       (61,286)      (89,295)
    Depreciation expense..............................................................         3,233         3,409
    Deferred income taxes.............................................................        (5,952)      (11,084)
    Accrued income taxes..............................................................        10,672        (2,642)
    Interest credited to universal life and investment products.......................       213,303       183,642
    Policy fees assessed on universal life and investment products....................       (74,772)      (58,887)
    Change in accrued investment income and other receivables.........................      (116,522)        9,636
    Change in policy liabilities and other policyholders' funds of traditional life
     and health products..............................................................       131,225        84,215
    Change in other liabilities.......................................................       (10,224)        6,502
    Other (net).......................................................................        (3,515)       (2,168)
                                                                                        ------------  ------------
Net cash provided by operating activities.............................................       207,687       234,441
                                                                                        ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturities and principal reductions of investments
    Investments available for sale....................................................       219,760       325,243
    Other.............................................................................        49,536       129,296
  Sale of investments
    Investments available for sale....................................................       863,479       349,944
    Other.............................................................................         4,243        16,183
  Cost of investments acquired
    Investments available for sale....................................................    (1,329,735)   (1,336,274)
    Other.............................................................................      (243,788)     (112,964)
  Acquisitions and bulk reinsurance assumptions.......................................                      39,328
  Purchase of property and equipment..................................................        (4,859)       (2,933)
  Sale of property and equipment......................................................           112         1,817
                                                                                        ------------  ------------
Net cash used in investing activities.................................................      (441,252)     (590,360)
                                                                                        ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Capital contribution from PLC.......................................................        18,000
  Proceeds from borrowings under line of credit arrangements and debt.................       981,000       373,186
  Principal payments on line of credit arrangements and debt..........................      (964,100)     (373,258)
  Principal payment on surplus note to PLC............................................                      (4,750)
  Dividends to PLC....................................................................          (100)          (50)
  Investment product deposits and change in universal life deposits...................       734,707     1,064,910
  Investment product withdrawals......................................................      (535,234)     (728,070)
                                                                                        ------------  ------------
Net cash provided by financing activities.............................................       234,373       331,968
                                                                                        ------------  ------------
DECREASE IN CASH......................................................................           808       (23,951)
CASH AT BEGINNING OF PERIOD...........................................................             0        23,951
                                                                                        ------------  ------------
CASH AT END OF PERIOD.................................................................  $        808  $          0
                                                                                        ------------  ------------
                                                                                        ------------  ------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the period:
    Interest on notes and mortgages payable...........................................  $      2,579  $     (3,713)
    Income taxes......................................................................  $     25,332  $    (37,687)
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
  Reduction of principal on note from ESOP............................................  $        171  $         28
  Acquisitions and bulk reinsurance assumptions
    Assets acquired...................................................................  $        613  $     41,818
    Liabilities assumed...............................................................       (21,800)      (49,049)
                                                                                        ------------  ------------
    Net...............................................................................  $    (21,187) $     (7,231)
                                                                                        ------------  ------------
                                                                                        ------------  ------------



            See notes to consolidated condensed financial statements

                       PROTECTIVE LIFE INSURANCE COMPANY
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)



NOTE A -- BASIS OF PRESENTATION


    The accompanying unaudited consolidated condensed financial statements of Protective Life Insurance Company ("Protective Life") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995. For further information, refer to the consolidated financial statements and notes thereto included in Protective Life's annual report on Form 10-K for the year ended December 31, 1994.



    Protective Life is a wholly-owned subsidiary of Protective Life Corporation ("PLC").



NOTE B -- COMMITMENTS AND CONTINGENT LIABILITIES


    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective Life does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.



    Protective Life and its subsidiaries, like other life and health insurers, from time to time are involved in lawsuits, in which the plaintiff may seek punitive damage awards as well as compensatory damage awards. To date, no such lawsuit has resulted in the award of any material amount of damages against Protective Life. Although the outcome of any litigation cannot be predicted with certainty, Protective Life believes that such litigation will not have a material adverse effect on the financial position of Protective Life.



NOTE C -- STATUTORY REPORTING PRACTICES


    Financial statements prepared in conformity with generally accepted accounting principles (i.e., GAAP) differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. At September 30, 1995 and for the nine months then ended, Protective Life and its life insurance subsidiaries had consolidated stockholder's equity and net income prepared in conformity with statutory reporting practices of $325.5 million and $74.0 million, respectively.



NOTE D -- RECENTLY ADOPTED ACCOUNTING STANDARDS


    At December 31, 1993, Protective Life adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." For purposes of adopting SFAS No. 115 Protective Life has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale." As prescribed in SFAS No. 115, these investments are recorded at their market values with the resulting net unrealized gain or loss, net of income tax and a related adjustment to deferred policy acquisition costs, recorded as a component of stockholder's equity.

                       PROTECTIVE LIFE INSURANCE COMPANY
        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)



NOTE D -- RECENTLY ADOPTED ACCOUNTING STANDARDS (CONTINUED)


    Protective Life's balance sheets at September 30, 1995 and December 31, 1994, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:



                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                      1995           1994
                                                                  -------------  -------------
                                                                         (IN THOUSANDS)
Total investments...............................................   $ 5,937,790   $   5,499,511
Deferred policy acquisition costs...............................       419,759         400,480
All other assets................................................       650,863         376,146
                                                                  -------------  -------------
                                                                   $ 7,008,412   $   6,276,137
                                                                  -------------  -------------
                                                                  -------------  -------------
Deferred income taxes...........................................   $    37,282   $      43,235
All other liabilities...........................................     6,390,121       5,728,296
                                                                  -------------  -------------
                                                                     6,427,403       5,771,531
Redeemable preferred stock......................................         2,000           2,000
Stockholder's equity............................................       579,009         502,606
                                                                  -------------  -------------
                                                                   $ 7,008,412   $   6,276,137
                                                                  -------------  -------------
                                                                  -------------  -------------



    On January 1, 1995 Protective Life adopted SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." Under the new standards, a loan is considered impaired, based on current information and events, if it is probable that Protective Life will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.



    Since Protective Life's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective Life's evaluation of its mortgage loan portfolio, Protective Life does not expect any material losses on its mortgage loans, and therefore no allowance for losses is required under SFAS No. 114 at January 1, 1995 or September 30, 1995.

                      SCHEDULE I -- SUMMARY OF INVESTMENTS
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                               DECEMBER 31, 1994
                                 (IN THOUSANDS)



-----------------------------------------------------------------------------------------------------------------
                              COL. A                                   COL. B         COL. C          COL. D
-----------------------------------------------------------------------------------------------------------------
                                                                                                     AMOUNT AT
                                                                                                    WHICH SHOWN
                                                                                                    IN BALANCE
                        TYPE OF INVESTMENT                              COST           VALUE           SHEET
------------------------------------------------------------------  -------------  -------------  ---------------
Fixed maturities:
  Bonds:
    Mortgage-backed securities....................................  $   2,002,842  $   1,898,321   $   1,898,321
    United States Government and government agencies and
     authorities..................................................         90,468         81,881          81,881
    States, municipalities, and political subdivisions............         10,902          9,677           9,677
    Public utilities..............................................        414,011        378,120         378,120
    Convertibles and bonds with warrants attached.................            687            385             385
    All other corporate bonds.....................................        927,779        874,428         874,428
  Bank loan participations........................................        244,881        244,881         244,881
  Redeemable preferred stocks.....................................          6,800          5,953           5,953
                                                                    -------------  -------------  ---------------
      TOTAL FIXED MATURITIES......................................      3,698,370      3,493,646       3,493,646
                                                                    -------------  -------------  ---------------
Equity securities:
  Common stocks -- Industrial, miscellaneous, and all other.......         22,768         24,797          24,797
  Nonredeemable preferred stocks..................................         23,190         20,208          20,208
                                                                    -------------  -------------  ---------------
      TOTAL EQUITY SECURITIES.....................................         45,958         45,005          45,005
                                                                    -------------  -------------  ---------------
Mortgage loans on real estate.....................................      1,488,495                      1,488,495
Investment real estate............................................         20,170                         20,170
Policy loans......................................................        147,608                        147,608
Other long-term investments.......................................         50,751                         50,751
Short-term investments............................................         54,683                         54,683
                                                                    -------------                 ---------------
      TOTAL INVESTMENTS...........................................  $   5,506,035                  $   5,300,358
                                                                    -------------                 ---------------
                                                                    -------------                 ---------------

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION
               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                 (IN THOUSANDS)


-------------------------------------------------------------------------------------------------------------------

                      COL. A                          COL. B        COL. C     COL. D         COL. E        COL. F
-------------------------------------------------------------------------------------------------------------------
                                                                                             GIC AND
                                                                    FUTURE                   ANNUITY
                                                     DEFERRED       POLICY                   DEPOSITS      PREMIUMS
                                                      POLICY       BENEFITS                 AND OTHER        AND
                                                    ACQUISITION      AND      UNEARNED    POLICYHOLDERS'    POLICY
                     SEGMENT                           COSTS        CLAIMS    PREMIUMS        FUNDS          FEES
--------------------------------------------------  -----------   ----------  ---------   --------------   --------
Year Ended
 December 31, 1994:
  Acquisitions....................................   $110,203     $  856,889  $    381      $  266,828     $86,376
  Financial Institutions..........................     68,060         43,198    99,798           2,758      98,027
  Group...........................................     22,685        116,324     2,905          84,689     131,096
  Guaranteed Investment Contracts.................        996              0         0       2,281,674           0
  Individual Life.................................    162,186        571,070       320          13,713      84,925
  Investment Products.............................     70,053        102,705         0       1,027,527       1,635
  Corporate and Other.............................         17          4,109        75             263         713
  Unallocated Realized Investment Gains
   (Losses).......................................          0              0         0               0           0
                                                    -----------   ----------  ---------   --------------   --------
    TOTAL.........................................   $434,200     $1,694,295  $103,479      $3,677,452     $402,772
                                                    -----------   ----------  ---------   --------------   --------
                                                    -----------   ----------  ---------   --------------   --------
Year Ended
 December 31, 1993:
  Acquisitions....................................   $ 69,942     $  705,487  $    501      $  259,513     $58,562
  Financial Institutions..........................     59,163         39,508    85,042           2,913      87,355
  Group...........................................     20,520         99,412     2,786          83,522     126,027
  Guaranteed Investment Contracts.................      1,464              0         0       2,015,075           0
  Individual Life.................................    129,265        483,604       368          11,762      77,338
  Investment Products.............................     18,934         52,516         0         789,668         856
  Corporate and Other.............................         19            318        88             339       1,285
  Unallocated Realized Investment Gains
   (Losses).......................................          0              0         0               0           0
                                                    -----------   ----------  ---------   --------------   --------
    TOTAL.........................................   $299,307     $1,380,845  $ 88,785      $3,162,792     $351,423
                                                    -----------   ----------  ---------   --------------   --------
                                                    -----------   ----------  ---------   --------------   --------
Year Ended
 December 31, 1992:
  Acquisitions....................................   $ 65,868     $  428,991  $    655      $   80,458     $48,068
  Financial Institutions..........................     49,684         20,207    71,878           3,246      56,990
  Group...........................................     14,801         66,551     2,422          77,671     112,985
  Guaranteed Investment Contracts.................      2,256              0         0       1,694,530           0
  Individual Life.................................    110,408        382,025         2           8,847      62,776
  Investment Products.............................     30,228         27,051         0         626,171         586
  Corporate and Other.............................      1,678          4,767       220             439      41,731
  Unallocated Realized Investment Gains
   (Losses).......................................          0              0         0               0           0
                                                    -----------   ----------  ---------   --------------   --------
    TOTAL.........................................   $274,923     $  929,592  $ 75,177      $2,491,362     $323,136
                                                    -----------   ----------  ---------   --------------   --------
                                                    -----------   ----------  ---------   --------------   --------

--------------------------------------------------  ------------------------------------------------------------------

                      COL. A                          COL. G                   COL. H        COL. I         COL. J
--------------------------------------------------  ------------------------------------------------------------------

                                                                                          AMORTIZATION
                                                                 REALIZED     BENEFITS    OF DEFERRED
                                                       NET       INVESTMENT     AND          POLICY          OTHER
                                                    INVESTMENT     GAINS     SETTLEMENT   ACQUISITION      OPERATING
                     SEGMENT                        INCOME (1)   (LOSSES)     EXPENSES       COSTS       EXPENSES (1)
--------------------------------------------------  ----------   ---------   ----------   ------------   -------------
Year Ended
 December 31, 1994:
  Acquisitions....................................   $ 83,750     $  532      $ 97,649      $14,460        $ 19,374
  Financial Institutions..........................      9,164                   46,360       36,592          16,065
  Group...........................................     14,381                   98,930        2,724          35,490
  Guaranteed Investment Contracts.................    180,591      3,000       147,383          892           2,119
  Individual Life.................................     37,319                   67,451       18,771          18,803
  Investment Products.............................     80,759     (2,500)       58,424       14,647           6,595
  Corporate and Other.............................      2,969                      913            3          20,757
  Unallocated Realized Investment Gains
   (Losses).......................................          0      5,266             0            0               0
                                                    ----------   ---------   ----------   ------------   -------------
    TOTAL.........................................   $408,933     $6,298      $517,110      $88,089        $119,203
                                                    ----------   ---------   ----------   ------------   -------------
                                                    ----------   ---------   ----------   ------------   -------------
Year Ended
 December 31, 1993:
  Acquisitions....................................   $ 65,290                 $ 73,463      $ 7,831        $ 12,715
  Financial Institutions..........................      8,921                   42,840       31,202          15,181
  Group...........................................     14,522                  101,266        2,272          29,450
  Guaranteed Investment Contracts.................    166,058     $1,175       137,380        1,170           1,466
  Individual Life.................................     34,153                   55,972       18,069          17,133
  Investment Products.............................     66,691      2,003        49,569       12,788           3,790
  Corporate and Other.............................     (1,470)                   1,146            3          14,580
  Unallocated Realized Investment Gains
   (Losses).......................................          0      1,876             0            0               0
                                                    ----------   ---------   ----------   ------------   -------------
    TOTAL.........................................   $354,165     $5,054      $461,636      $73,335        $ 94,315
                                                    ----------   ---------   ----------   ------------   -------------
                                                    ----------   ---------   ----------   ------------   -------------
Year Ended
 December 31, 1992:
  Acquisitions....................................   $ 45,543                 $ 56,901      $ 7,404        $  9,299
  Financial Institutions..........................      6,051                   25,342       21,605          11,426
  Group...........................................     12,620                   93,380        1,664          26,972
  Guaranteed Investment Contracts.................    137,654     $  962       117,321        1,267           1,763
  Individual Life.................................     27,723                   49,755       11,493          16,292
  Investment Products.............................     46,618        473        37,021        4,485           1,980
  Corporate and Other.............................     (1,218)                  29,837          485          24,193
  Unallocated Realized Investment Gains
   (Losses).......................................          0     (1,589)            0            0               0
                                                    ----------   ---------   ----------   ------------   -------------
    TOTAL.........................................   $274,991     $ (154)     $409,557      $48,403        $ 91,925
                                                    ----------   ---------   ----------   ------------   -------------
                                                    ----------   ---------   ----------   ------------   -------------

------------------------------
(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

                           SCHEDULE IV -- REINSURANCE
               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                             (DOLLARS IN THOUSANDS)



------------------------------------------------------------------------------------------------------------------
                COL. A                      COL. B         COL. C         COL. D          COL. E         COL. F
------------------------------------------------------------------------------------------------------------------
                                                                                                       PERCENTAGE
                                                          CEDED TO        ASSUMED                       OF AMOUNT
                                            GROSS           OTHER       FROM OTHER         NET           ASSUMED
                                            AMOUNT        COMPANIES      COMPANIES        AMOUNT         TO NET
                                        --------------  -------------  -------------  --------------  -------------
Year Ended December 31, 1994:
  Life insurance in force.............  $   40,909,454  $   8,639,272  $   8,968,166  $   41,238,348        21.7%
                                        --------------  -------------  -------------  --------------         ---
                                        --------------  -------------  -------------  --------------         ---
  Premiums and policy fees:
    Life insurance....................  $      256,840  $      46,029  $      31,032  $      241,843        12.8%
    Accident/health insurance.........         283,883        126,545          3,591         160,929         2.2%
                                        --------------  -------------  -------------  --------------
      TOTAL...........................  $      540,723  $     172,574  $      34,623  $      402,772
                                        --------------  -------------  -------------  --------------
                                        --------------  -------------  -------------  --------------
Year Ended December 31, 1993:
  Life insurance in force.............  $   40,149,017  $   7,484,566  $   2,301,577  $   34,966,028         6.6%
                                        --------------  -------------  -------------  --------------         ---
                                        --------------  -------------  -------------  --------------         ---
  Premiums and policy fees:
    Life insurance....................  $      230,706  $      37,995  $       8,329  $      201,040         4.1%
    Accident/health insurance.........         254,672         88,917          3,963         169,718         2.3%
                                        --------------  -------------  -------------  --------------
      TOTAL...........................  $      485,378  $     126,912  $      12,292  $      370,758
                                        --------------  -------------  -------------  --------------
                                        --------------  -------------  -------------  --------------
Year Ended December 31, 1992:
  Life insurance in force.............  $   33,811,280  $   6,982,127  $     665,733  $   27,494,886         2.4%
                                        --------------  -------------  -------------  --------------         ---
                                        --------------  -------------  -------------  --------------         ---
  Premiums and policy fees:
    Life insurance....................  $      180,018  $      34,824  $      16,092  $      161,286        10.0%
    Accident/health insurance.........         228,192         74,531          8,189         161,850         5.1%
                                        --------------  -------------  -------------  --------------
      TOTAL...........................  $      408,210  $     109,355  $      24,281  $      323,136
                                        --------------  -------------  -------------  --------------
                                        --------------  -------------  -------------  --------------

                                   APPENDIX A



          EXAMPLES OF DEATH BENEFIT COMPUTATIONS UNDER OPTIONS 1 AND 2



    OPTION 1 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 1, a Policy with a $50,000 Face Amount will generally pay $50,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250% of the Policy Value, any time that the Policy Value exceeds $20,000, the Death Benefit will exceed the $50,000 Face Amount. Each additional dollar added to Policy Value above $20,000 will increase the Death Benefit by $2.50. A Policy with a $50,000 Face Amount and a Policy Value of $30,000 will provide Death Benefit of $75,000 ($30,000 x 250%); a Policy Value of $40,000 will provide a Death Benefit of $100,000 ($40,000 x 250%); a Policy Value of $50,000 will provide a Death Benefit of $125,000 ($50,000 x 250%).



    Similarly, so long as Policy Value exceeds $20,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $25,000 to $20,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $62,500 to $50,000. If at any time, however, the Policy Value multiplied by the Face Amount percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.



    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 185%. The Death Benefit would not exceed the $50,000 Face Amount unless the Policy Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Policy Value would change the life insurance proceeds by $1.85 (rather than $2.50).



    OPTION 2 EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option 2, a Policy with a Face Amount of $50,000 will generally provide a Death Benefit of $50,000 plus Policy Value. Thus, for example, a Policy with a Policy Value of $5,000 will have a Death Benefit of $55,000 ($50,000 + $5,000); a Policy Value of $10,000 will provide a Death Benefit of $60,000 ($50,000 + $10,000). The Death Benefit, however, must be at least 250% of the Policy Value. As a result, if the Policy Value exceeds $33,333, the Death Benefit will be greater than the Face Amount plus Policy Value. Each additional dollar of Policy Value above $33,333 will increase the Death Benefit by $2.50. A Policy with a Face Amount of $50,000 and a Policy Value of $40,000 will provide a Death Benefit of $100,000 ($40,000 x 250%); a Policy Value of $60,000 will provide a Death Benefit of $150,000 ($60,000 X 250%).



    Similarly, any time Policy Value exceeds $33,333, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $100,000 to $87,500. If at any time, however, Policy Value multiplied by the Face Amount percentage is less than the Face Amount plus the Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value of the Policy.



    The Face Amount percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the Face Amount factor would be 185%. The amount of the Death Benefit would be the sum of the Policy Value plus $50,000 unless the Policy Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Policy Value would change the Death Benefit by $1.85 (rather than $2.50).

                        TABLE OF FACE AMOUNT PERCENTAGES



ATTAINED                                                                         ATTAINED
   AGE     PERCENTAGE   ATTAINED AGE   PERCENTAGE   ATTAINED AGE   PERCENTAGE       AGE      PERCENTAGE
--------------------------------------------------------------------------------------------------------
  0-40           250%            50          185%            60          130%       70             115%
   41            243%            51          178%            61          128%       71             113%
   42            236%            52          171%            62          126%       72             111%
   43            229%            53          164%            63          124%       73             109%
   44            222%            54          157%            64          122%       74             107%
   45            215%            55          150%            65          120%      75-90           105%
   46            209%            56          146%            66          119%       91             104%
   47            203%            57          142%            67          118%       92             103%
   48            197%            58          138%            68          117%       93             102%
   49            191%            59          134%            69          116%       94             101%
                                                                                    95+            100%

                          PART II -- OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)

    This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

    Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contracts described in the Prospectus.

    Registrant makes the following representations:

    (1) Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

    (2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible premium variable life insurance contracts.

    (3) Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement of the Separate Account will benefit the Separate Account and contract owners and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

    (4) The Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

    The methodology used to support the representation made in paragraph (2) above is based on an analysis of the mortality and expense risk charge contained in other flexible premium variable life insurance contracts. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement consists of the following papers and documents:

    The facing sheet.

    A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

    The prospectus consisting of 50 pages.

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representations pursuant to Rule 6e-3(T).

    The signatures.

    Written consents of the following persons:
       Lizabeth R. Nichols, Esq.
       Milliman & Robertson
       Sutherland, Asbill & Brennan
       Coopers & Lybrand L.L.P.

    The following exhibits:


1.A.   (1)    Certified resolutions of the board of directors of Protective Life Insurance Company establishing
              Protective Variable Life Separate Account.*
       (2)    None.
       (3)(a) Form of Underwriting Agreement among Protective Life Insurance Company, Investment Distributors,
              Inc. and Protective Variable Life Separate Account.
       (b)    Form of Distribution Agreement between Investment Distributors, Inc. and selling broker-dealers.
       (4)    None.
       (5)(a) Form of Contract.
       (b)    Children's term life rider.*
       (c)    Accidental death benefit rider.*
       (d)    Disability benefit rider.*
       (e)    Guaranteed insurability rider.*
       (f)    Protected insurability benefit rider.*
       (6)(a) Charter of Protective Life Insurance Company.*
       (b)    By-Laws of Protective Life Insurance Company.*
       (7)    None
       (8)    None
       (9)    Participation/Distribution Agreement.
       (10)   Contract Application.*
 2.           Opinion and consent of Lizabeth R. Nichols, Esq.
 3.           Not applicable.


------------------------

*Incorporated herein  by  reference  to  the initial  filing  of  the  Form  S-6
 Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

 4.           Not applicable.
 5.           Financial data schedule. (Not Applicable)
 6.           Notice of Withdrawal Right. (Not Applicable)
 7.           Opinion and consent of Milliman & Robertson.
 8.           Consent of Sutherland, Asbill & Brennan.
 9(a).        Consent of Coopers & Lybrand L.L.P.
 9(b).        Letter re: Unaudited Interim Financial Statements
10.           Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) describing issue, transfer and redemption procedures.
11.           Powers of attorney.*


------------------------

*Incorporated herein  by  reference  to  the initial  filing  of  the  Form  S-6
 Registration Statement, (File No. 33-61599) as filed with the Commission on August 4, 1995.

    As required by the Securities Act of 1933, the registrant has caused this Pre-Effective Amendment No. 1 to the Form S-6 registration statement to be signed on its behalf, in the City of Birmingham, and the State of Alabama, on
this    day of December, 1995.


                                    PROTECTIVE VARIABLE LIFE SEPARATE ACCOUNT
                                                   (Registrant)

                                  By:                      *

                                      ------------------------------------------
                                            Drayton Nabers, Jr., President
                                          PROTECTIVE LIFE INSURANCE COMPANY

                                        PROTECTIVE LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:                      *

                                      ------------------------------------------
                                            Drayton Nabers, Jr., President


    As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Form S-6 registration statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                         TITLE            DATE
---------------------------------------------  ---------------  ---------------

                                               President and
                                                Director
                      *                         (Principal       December   ,
 -------------------------------------------    Executive            1995
                                                Officer)

                                               Executive Vice
              /s/ JOHN D. JOHNS                 President
 -------------------------------------------    (Principal       December   ,
                John D. Johns                   Financial            1995
                                                Officer)

                                               Vice President
             /s/ JERRY W. DEFOOR                (Principal       December   ,
 -------------------------------------------    Accounting           1995
               Jerry W. DeFoor                  Officer)

                      *
 -------------------------------------------   Director          December   ,
             Drayton Nabers, Jr.                                     1995

              /s/ JOHN D. JOHNS
 -------------------------------------------   Director          December   ,
                John D. Johns                                        1995

                      *
 -------------------------------------------   Director          December   ,
              Ormond L. Bentley                                      1995

                  SIGNATURE                         TITLE            DATE
---------------------------------------------  ---------------  ---------------

                      *
 -------------------------------------------   Director          December   ,
              R. Stephen Briggs                                      1995

                      *
 -------------------------------------------   Director          December   ,
              Jim E. Massengale                                      1995

                      *
 -------------------------------------------   Director          December   ,
              Wayne E. Stuenkel                                      1995

                      *
 -------------------------------------------   Director          December   ,
             A. S. Williams III                                      1995

                      *
 -------------------------------------------   Director          December   ,
              Steven A. Schultz                                      1995

                      *
 -------------------------------------------   Director          December   ,
               Deborah A. Long                                       1995

                      *
 -------------------------------------------   Director          December   ,
                Carolyn King                                         1995

*By:        /s/ LIZABETH R. NICHOLS
       --------------------------------------
             Lizabeth R. Nichols
                                                                 December   ,
              Attorney-in-Fact                                       1995